     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 21, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                WORKSCAPE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    7372                                   04-2510733
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                            ------------------------

                         11911 FREEDOM DRIVE, SUITE 220
                             RESTON, VIRGINIA 20190
                                 (888) 605-9620
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                JAMES G. CARLSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                WORKSCAPE, INC.
                         11911 FREEDOM DRIVE, SUITE 220
                             RESTON, VIRGINIA 20190
                                 (888) 605-9620
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                     GREGORY M. PETTIGREW                                           DEANNA L. KIRKPATRICK
                       LATHAM & WATKINS                                             DAVIS POLK & WARDWELL
              633 WEST FIFTH STREET, SUITE 4000                                      450 LEXINGTON AVENUE
              LOS ANGELES, CALIFORNIA 90071-2007                                   NEW YORK, NEW YORK 10017
                  TELEPHONE: (213) 485-1234                                       TELEPHONE: (212) 450-4000
                  FACSIMILE: (213) 891-8763                                       FACSIMILE: (212) 450-4800

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                    PROPOSED MAXIMUM              AMOUNT OF
                   TITLE OF SECURITIES TO BE REGISTERED                       AGGREGATE OFFERING PRICE(1)      REGISTRATION FEE
Common Stock, $0.01 par value..............................................           $115,000,000                 $30,360

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR DOES IT SEEK OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED             , 2000


[LOGO]
WORKSCAPE

          SHARES

COMMON STOCK

This is the initial public offering of Workscape, Inc. and we are offering shares of our common stock. We anticipate that the initial public
offering price will be between $ and $      per share. We have applied to list
our common stock on the Nasdaq National Market under the symbol "WSCP."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    UNDERWRITING
                       PRICE TO     DISCOUNTS AND     PROCEEDS TO
                       PUBLIC       COMMISSIONS       WORKSCAPE
Per Share               $              $                 $
Total                   $              $                 $


We have granted the underwriters the right to purchase up to additional shares to cover over-allotments.

DEUTSCHE BANC ALEX. BROWN                                    ROBERTSON STEPHENS

                            WARBURG DILLON READ LLC

The date of this prospectus is           , 2000

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company, the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus.

     We obtained statistical information in this prospectus regarding the HR self-service applications market from published reports and other sources. We have not independently verified this information.

                                WORKSCAPE, INC.

     We are a leading provider of Web-enabled human resources, or HR, self-service solutions to large organizations. We offer a suite of software solutions that enable employers to improve service to employees, enhance employee communications and increase overall organizational effectiveness, thereby freeing management to focus on strategic HR initiatives. Our solutions leverage technology to increase productivity by streamlining traditionally paper-based processes while enhancing employer-employee relationships and creating administrative savings. Our "employee self-service" solutions interface directly with employees, providing interactive access to HR information and services. We also offer "manager self-service" solutions which enable managers to manage their workforce more effectively by automating many tasks and providing up-to-date HR-related information. Our solutions are highly flexible and can be deployed in a variety of ways depending on a client's preferences. We deliver our solutions by hosting our proprietary software for our clients at our data center, licensing our software applications to employers for use on their premises or creating a hybrid of hosted/on-premise solutions. Our applications can be integrated with legacy enterprise resource planning and other technology systems.

     Our self-service solutions can provide employees with "anytime, anywhere" access via the Internet and employer Intranets, interactive voice response, or IVR, kiosk, e-mail and fax. Our solutions replace traditional communications channels and processes with convenient, low-cost, personalized interactions, performing such diverse functions as benefits enrollment and administration, compensation planning, training registration, time tracking and stock option administration and trading.

     According to The Forrester Report, approximately 79% of large employers intend to offer some form of Web-based HR self-service application by 2001, up from 35% in 1998. According to a survey by The Hunter Group of their clients, HR self-service applications can provide per-task cost savings of approximately 50% to 100% as compared to traditional paper-based processes. In addition, according to a survey by Deloitte & Touche, deploying Internet-based solutions is among the highest priorities for employee benefits specialists in 2000. We believe organizations are also increasingly looking to third parties to host applications that would previously have resided at the enterprise. This allows organizations to pay only for the functionality that they need, cut deployment time, and shift the burden of installing, maintaining, securing, and managing the necessary applications and infrastructure to another party.

     Our objective is to enhance our position as a leading provider of HR self-service solutions. Although our solutions can be used by organizations of any size, we primarily target large organizations with more than 2,500 employees because our solutions are designed with the flexibility and functionality to address the complexity of their human resource needs. The primary components of our strategy include:

      o targeting new clients;

      o expanding our suite of applications and cross-selling to existing clients;

      o aggressively marketing hosted solutions;

      o completing development of a new platform;

      o pursuing strategic acquisitions and alliances; and

      o enabling eCommerce opportunities.

     Our applications have been purchased by clients in a variety of industries, including high technology, manufacturing, telecommunications, financial services and pharmaceuticals. Our clients include Applied Materials, Chase Manhattan Bank, CIGNA, Home Depot, NSI, PricewaterhouseCoopers, 3Com, Tyco International Ltd. and the U.S. Postal Service. We currently have over 145 clients, with an aggregate of approximately 4.0 million employees, including clients with an aggregate of approximately 3.0 million employees which have implemented Web-based applications.

     Our principal executive offices are located at 11911 Freedom Drive, Suite 220, Reston, Virginia 20190, and our telephone number is (888) 605-9620. Our Web site address is www.workscape.com. The information on our Web site is not incorporated by reference into this prospectus. Workscape(R) is our registered trademark. This prospectus also contains trademarks and trade names of other companies.

                                  THE OFFERING

Common stock offered..................................           shares

Common stock to be outstanding after this offering....           shares

Use of proceeds.......................................  To redeem all outstanding shares of our Series C preferred stock, to make cash payments required upon
                                                        conversion of our Series D preferred stock into common
                                                        stock upon completion of this offering, to repay
                                                        outstanding term bank loans, and to fund working capital
                                                        and other general corporate purposes. For more detailed
                                                        information, see "Use of Proceeds" on page 20.

Proposed Nasdaq National Market symbol................  WSCP

     The number of shares of common stock to be outstanding after this offering includes:

          o 11,879,000 shares of our common stock outstanding as of March 21, 2000;

          o             shares of our common stock to be sold in this offering;
            and

          o 37,566,666 shares of our common stock issuable upon automatic conversion of all outstanding shares of our Series A, Series B and Series D preferred stock upon completion of this offering.

     The number of shares of common stock to be outstanding after this offering excludes:

          o 4,368,000 shares of common stock issuable upon exercise of options that have been granted under our equity participation plans;

          o 5,201,330 additional shares of common stock reserved for issuance under our equity participation plans; and

          o 9,783,333 shares of our common stock issuable upon exercise of warrants that will remain outstanding after this offering.

     For a more detailed description of our capitalization, please see "Capitalization" on page 21. See "Description of Capital Stock" on page 66 for a more complete description of the terms of our common and preferred stock.
                            ------------------------

     Unless we indicate otherwise, all information in this prospectus reflects the following:

          o conversion of all outstanding shares of Class A and Class B common stock into shares of a single undesignated class of common stock upon completion of this offering;

          o conversion of our outstanding Series A, Series B and Series D preferred stock on a one-for-one basis into common stock, and the redemption of our outstanding Series C preferred stock upon completion of this offering; and

          o no exercise by the underwriters of their over-allotment option to
            purchase up to            additional shares of common stock.

                             SUMMARY FINANCIAL DATA
                (In thousands, except share and per share data)

     You should read the following summary financial data together with "Selected Financial Data," "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included in this prospectus.

                                                         YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------   PRO FORMA
                                       1995           1996           1997        1998          1999       1999(1)
                                    -----------     -----------     -------     -------     ----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Hosted services.................   $   2,487        $ 3,432       $ 4,416     $ 7,418     $   11,087    $  11,087
  Software licensing and
    maintenance...................          --             --            --          --          2,306        4,626
  Professional services...........          --             --            --          --          3,001        9,167
                                     ---------        -------       -------     -------     ----------    ---------
    Total net revenues............       2,487          3,432         4,416       7,418         16,394       24,880
Cost of revenues:
  Hosted services.................       1,418          1,591         1,987       3,085          7,819        7,819
  Software licensing and
    maintenance...................          --             --            --          --            695        1,284
  Professional services...........          --             --            --          --          3,880        7,358
  Amortization of software
    acquired and software license
    rights(2).....................          --             --            --          --          1,656        3,280
                                     ---------        -------       -------     -------     ----------    ---------
    Total cost of revenues........       1,418          1,591         1,987       3,085         14,050       19,741
                                     ---------        -------       -------     -------     ----------    ---------
Gross profit......................       1,069          1,841         2,429       4,333          2,344        5,139
Other operating costs (exclusive
  of non-cash compensation expense
  shown below)....................       1,398          1,568         2,189       3,853         21,510       27,986
Non-cash compensation expense.....          --             --            --          --            502          502
Acquisition-related
  amortization(3).................          --             --            --          --          3,098        6,753
                                     ---------        -------       -------     -------     ----------    ---------
Income (loss) from operations.....        (329)           273           240         480        (22,766)     (30,102)
Other income (expense), net.......         (34)           (25)          (39)        (49)          (256)        (333)
                                     ---------        -------       -------     -------     ----------    ---------
Net income (loss).................   $    (363)       $   248       $   201     $   431     $  (23,022)   $ (30,435)
                                     ---------        -------       -------     -------     ----------    ---------
                                     ---------        -------       -------     -------     ----------    ---------
Basic and diluted net income
  (loss) per share, after giving
  effect to pro forma income tax
  provision (benefit)(4)..........   $ (726.89)(5)    $223.20(5)    $169.56(5)  $404.37(5)  $   (88.94)
                                     ---------        -------       -------     -------     ----------
                                     ---------        -------       -------     -------     ----------
Pro forma basic and diluted net
  income (loss) per share(4)......                                                          $    (1.18)   $  (29.73)(1)
                                                                                            ----------    ---------
                                                                                            ----------    ---------
Shares used in calculation of net
  income (loss) per share:
      Basic and diluted(4)........         500            500           500         500        312,626
                                     ---------        -------       -------     -------     ----------
                                     ---------        -------       -------     -------     ----------
      Pro forma basic and
        diluted(4)................                                                          20,273,927    1,184,648(1)
                                                                                            ----------    ---------
                                                                                            ----------    ---------

                                                                                     DECEMBER 31, 1999
                                                                          ----------------------------------------
                                                                                                      PRO FORMA AS
                                                                           ACTUAL     PRO FORMA(6)    ADJUSTED(7)
                                                                          --------    ------------    ------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................   $ 13,352      $ 13,352        $
Working capital (deficit)..............................................      6,378        (1,542)
Total assets...........................................................     47,150        47,150
Total debt, including current portion..................................      4,321         4,321
Redeemable convertible Series A, B and D preferred stock...............     39,250            --
Redeemable Series C preferred stock....................................     15,398        15,398
Total stockholders' equity (deficit)...................................    (22,953)        8,378

(1) The pro forma statement of operations data for the year ended December 31, 1999 gives effect to our acquisitions of assets of the employee self-service business of Edify Corporation and assets of NOAH Software, Incorporated as if these acquisitions had occurred on January 1, 1999. The historical financial information included in the pro forma information for the employee self-service business of Edify Corporation includes only revenues and direct operating expenses. Since Edify Corporation did not maintain separate accounting records for its employee self-service business, there is no reasonable basis to allocate corporate overhead costs, interest expense and income taxes to the financial information of the acquired business. Therefore, the results of operations included in the pro forma financial information may not be representative of the acquired business had the corporate overhead expense information been available.

(2) Amortization of software acquired and software license rights is calculated on a straight-line basis generally over a two- to three-year period. See our audited financial statements beginning on page F-1 of this prospectus.

(3) Acquisition-related amortization expense is calculated on a straight-line basis generally over a two- to three-year period. See our audited financial statements beginning on page F-1 of this prospectus.

(4) Net income (loss) per share and pro forma net income (loss) per share are calculated on the basis described in note 3 to our audited financial statements beginning on page F-1 of this prospectus.

(5) The pro forma income tax provision (benefit) assumes that we were taxed as a C corporation during the years ended December 31, 1995, 1996, 1997 and 1998, although we had elected to be a Subchapter S corporation for tax reporting purposes during those periods. Effective January 1, 1999, we became a C corporation for tax reporting purposes.

(6) Pro forma balance sheet data gives effect to the conversion of the outstanding Series A, Series B and Series D preferred stock into 37,191,666 shares of common stock.

(7) Pro forma as adjusted balance sheet data gives effect to (A) the sale of shares of common stock in this offering at an assumed offering price of
    $     per share after deducting underwriting discounts and estimated offering expenses, (B) the redemption of the Series C preferred stock upon completion of this offering with a portion of the net offering proceeds,
    (C) the payment of $7,920,000 in cash associated with the conversion of Series D preferred stock into common stock, and (D) the repayment of all outstanding bank term loans.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us as described below and elsewhere in this prospectus.

                         RISKS RELATED TO OUR BUSINESS

OUR BUSINESS MODEL IS EVOLVING AND WE HAVE A LIMITED OPERATING HISTORY UNDER OUR CURRENT MODEL.

     Historically, we have engaged in developing customized HR software applications for large employers on a hosted basis, primarily focused on benefits enrollment. These applications were not created with a scalable object-oriented architecture and therefore cannot be effectively hosted for multiple clients. As a result, although a significant portion of our revenues are classified as hosted service revenues, they were generated through a more labor intensive and less leveraged process than that of hosting software applications that require little, if any, customization or enhancement. In conjunction with our recapitalization in February 1999, and facilitated by both our access to capital and the recruitment of our new executive team, we shifted our focus toward providing a wider range of HR self-service applications and designing a platform that incorporates re-usable business objects that can more easily and cost effectively host our solutions. Later in 1999, we purchased assets of the employee self-service business of Edify Corporation, as well as assets of NOAH Software. As a result, we began to license employee and manager self-service solutions for use by clients on-premise and expanded the applications we offer on a hosted basis. Therefore, you should not view our historical financial statements as a basis on which to evaluate our current business or future prospects. In addition, we have a limited operating history under our current management and are still in the process of fully integrating the Edify and NOAH acquisitions. This integration requires significant management resources in order to maintain and transition existing client relationships. If we are not successful in effectively managing this integration and timely deploying our solutions for clients while providing a high level of customer service, our business, financial condition and results of operations would be materially adversely affected.

     Under our new business model, we plan to change to a pricing model based on the number of employees using our applications or the number of transactions effected through our applications under multi-year contracts. It may become more difficult for us to attract new clients under this pricing model. Moreover, the revenue and income potential of our business and target market are still unproven. Accordingly, you should consider our prospects in light of the risks and difficulties frequently encountered by companies with a limited history of operating in a new and unproven market, especially companies in new, rapidly evolving and highly competitive markets.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE.

     We incurred net losses of $23.0 million in 1999. As of December 31, 1999, we had an accumulated deficit of approximately $23.0 million. We expect to derive substantially all of our revenues for the foreseeable future from our HR self-service solutions. We may not be successful in generating any revenue growth, and our revenues could decline. Moreover, we expect to incur significant sales and marketing, research and development, and general and administrative expenses and make significant capital expenditures as we continue to expand our operations. As a result, we expect to incur significant losses and negative cash flow for the foreseeable future.

OUR BUSINESS WILL SUFFER IF OUR TARGET CLIENTS DO NOT ADOPT OUR SOLUTIONS.

     The market for HR self-service solutions is at an early stage of development. Our ability to increase revenues and achieve profitability depends on the adoption and acceptance of HR self-service applications by our target market of large employers. The market for these services has only recently begun to develop and is evolving rapidly. In addition, companies that have already invested substantial resources in other methods of automating enterprise processes may be reluctant to adopt a new strategy that may limit or compete with their existing investments. If our target clients do not adopt and accept our solutions, or if we do not timely deploy solutions for our clients or fail to provide a high level of customer service, our business, financial condition and results of operations would be materially adversely affected.

THE HR SELF-SERVICE SOLUTIONS INDUSTRY IS COMPETITIVE AND WE FACE COMPETITION FROM MANY PARTICIPANTS.

     The market for our HR self-service solutions is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered. We primarily encounter competition with respect to different aspects of our product offerings from Concur Technologies, Decisis, iClick, Interlynx, iTango, Kronos, ProBusiness, TALX and other benefits administrators and consultants. We also encounter competition from major enterprise software developers such as PeopleSoft and SAP. We believe the biggest near-term competitive threat is that these vendors will actively promote enhanced Web capabilities, which may, at a minimum, delay clients' purchasing decisions. We expect additional competition from other established and emerging companies as the HR self-service software market continues to develop and expand.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed client base than we do. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. In the past, we have lost potential clients to competitors for a variety of reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address client needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations. We may not be able to compete successfully against our current and future competitors.

OTHERS MAY SEIZE THE MARKET OPPORTUNITIES WE HAVE IDENTIFIED BECAUSE WE MAY NOT EFFECTIVELY EXECUTE OUR STRATEGY.

     If we fail to execute our strategy in a timely or effective manner, our competitors may be able to seize the market opportunities we have identified. Our business strategy requires that we successfully and simultaneously complete many tasks. In order to be successful, we will need to:

     o attract more clients and retain existing clients;

     o deploy our new platform currently under development;

     o transition existing clients who currently license our on-premise software applications to a hosted solution;

     o respond effectively to competitive pressures;

     o continue to upgrade and enhance our existing technology;

     o attract, integrate, retain and motivate qualified personnel; and

     o successfully integrate acquired companies, if any, into our operations.

     We may not be able to successfully execute all elements of our strategy.

FAILURE TO LAUNCH OUR NEW PLATFORM COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Our growth plans assume the success of a new platform that we are currently developing. This new platform will be a key technological element to increasing the number and performance of the products we offer to our clients. There are significant risks inherent in introducing a new platform. We may not be able to achieve the growth or profitability we have planned if (1) we are not able to deploy this new platform on the schedule we have established without significant problems or disruption in service to our clients, (2) we experience significant overruns in the costs we have budgeted for deployment of the new platform or
(3) our platform does not achieve market acceptance. As a result, our stock price could be materially adversely affected.

     In addition, existing clients who have expended the time and money to implement premise-based solutions which run on the Electronic Workforce platform we currently license from S-1 Corporation (which acquired Edify Corporation subsequent to our acquisition of assets of Edify's employee self-service business) may not recognize the advantages of our new platform. As a result, we may need to maintain two platforms in order to support both existing and new clients.

OUR FAILURE TO MEET CLIENT EXPECTATIONS OR DELIVER ERROR-FREE SERVICES COULD RESULT IN LOSSES AND NEGATIVE PUBLICITY.

     Many of our applications involve information technology solutions that are critical to the relationship between our clients and their employees. Our clients rely on our ability to deliver reliable technology according to the agreed budget and timetable for implementation of the solution. Any defects or errors in these solutions or our failure to meet clients' specifications or expectations could result in:

     o delayed or lost revenues due to adverse client reaction;

     o requirements to provide additional services to a client at no charge;

     o refunds of fees for failure to meet service level obligations;

     o negative publicity about us and our services, which could adversely affect our ability to attract or retain clients; and

     o claims for substantial damages against us, regardless of our responsibility for such failure, which may not be covered by our insurance policies and which may not be limited by the contractual terms of our engagement.

     In particular, if we do not meet client deadlines in deploying solutions or do not provide high-quality customer service and support, clients may terminate their arrangements with us, and we will lose the opportunity to sell additional solutions to these clients in the future.

OUR HOSTED SOLUTIONS DEPEND ON THE STABILITY AND INTEGRITY OF OUR COMPUTER NETWORK AND TELEPHONE OPERATIONS.

     Significant portions of our operations depend on our ability to protect our computer equipment and the information stored in our data processing center against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion and other events. Software and related data files are backed-up regularly and stored off-site. These measures may not be sufficient to eliminate the risk of extended interruption in our operations. In addition, clients will depend on Internet service providers, telecommunications companies and the efficient operation of their computer networks and other computer equipment for access to our hosted solutions. Each of these has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Any damage to our systems or any third-party system failure that interrupts our operations could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON SOFTWARE LICENSED FROM OTHERS FOR OUR CURRENT PRODUCTS.

     We must now, and may in the future need to, license or otherwise obtain access to intellectual property of third parties. For example, our on-premise HR self-service applications depend on the Electronic Workforce platform we license from S-1 Corporation. The license for the underlying Electronic Workforce platform expires in July 2001. We are entitled to a copy of the source code for that platform if S-1 Corporation is not then supporting the platform, but only for use in supporting our existing clients that license our on-premise solutions. We may not be able to obtain this or any other required third party intellectual property in the future. If we are unable to commercially deploy our new platform prior to expiration of the license from S-1 Corporation and are unable to renew the license from S-1 Corporation, our business, results of operations and financial condition would be materially adversely affected.

WE WILL RELY ON A THIRD PARTY TO MANAGE AND MAINTAIN THE HARDWARE NECESSARY FOR THE DAY-TO-DAY OPERATION OF OUR DATA CENTER.

     We have entered into a contract with Exodus Communications, Inc. to manage and maintain the computer and communications equipment needed for the day-to-day operations of our production data center. The services provided by Exodus will include managing our network server, maintaining communication lines and managing network data centers and the backup and storage of data tapes. Historically, we managed and maintained these services and systems internally. We cannot assure you that Exodus will successfully manage our data center operations on a timely and cost-effective basis. Our operations depend on Exodus' ability to protect its own systems and our systems against damage from fire, power loss, water, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Any disruption of service or loss of stored data due to the fault of Exodus, over whom we have no control, could have a material adverse effect on our business, financial condition and results of operations.

THE PLANNED MOVE OF OUR DATA CENTER MAY INTERRUPT SERVICES TO OUR CLIENTS.

     We plan to transfer our data hosting facility to new facilities in Framingham, Massachusetts in the second quarter of 2000, and following the transition of our production data center operations to Exodus, to use this new facility for product development testing and staging with the ability to function as a backup data center. Although we have provided for alternate, as well as redundant, hosting capacity during this transition, damage to our equipment, disruption of service or the loss of client data could materially adversely affect our client relationships and could have a material adverse effect on our business, financial condition and results of operations.

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WE MUST SAFEGUARD THE ACCURACY OF HIGHLY CONFIDENTIAL INFORMATION REGARDING
EMPLOYEES PROVIDED TO US BY EMPLOYERS.

     The effectiveness of our solutions depend on safeguarding the accuracy of highly confidential information regarding an employee's employment and salary history provided to us by employers for use as part of our HR self-service applications. Although we have certain protective measures in place, our failure to maintain the accuracy and confidentiality of such information, whether due to the unauthorized access to information or otherwise, may give rise to potential claims against us and adversely affect market acceptance of our solutions. If any claims should be asserted which are ultimately decided adversely to us, our business, financial condition and results of operations may be materially adversely affected.

WE MAY NOT BE ABLE TO SUCCESSFULLY LAUNCH NEW PRODUCTS.

     Our future financial performance will depend upon the successful development, introduction and market acceptance of new and enhanced versions of our HR self-service products. We may not be successful in upgrading or marketing our HR self-service products, and any new products we may develop or acquire may not achieve market acceptance. New products may not be released according to schedule, or when released may contain defects. If we are unable to develop, license or acquire new software products or enhancements to existing products on a timely and cost-effective basis, or if our new products or enhancements do not achieve market acceptance, our business, results of operations and financial condition may be materially adversely affected.

OUR SUCCESS DEPENDS ON RETAINING OUR CURRENT KEY PERSONNEL AND ATTRACTING ADDITIONAL KEY PERSONNEL, PARTICULARLY IN THE AREAS OF DIRECT SALES AND RESEARCH AND DEVELOPMENT.

     Our future performance depends on the continued service of our senior management, particularly James Carlson, our Chief Executive Officer, Timothy Clifford, our President and Chief Operating Officer, and Lee Ingram, our Chief Technology Officer. The loss of the services of one or more of our key personnel could seriously harm our business. Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and client support personnel. We are particularly focused on hiring additional personnel to increase our direct sales and research and development staff, many of whom may require extensive training before they achieve desired levels of productivity. Competition for qualified personnel, particularly technical personnel, is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

IN ORDER TO MANAGE OUR GROWTH AND EXPANSION, WE WILL NEED TO IMPROVE AND IMPLEMENT OUR MANAGEMENT AND OPERATIONAL SYSTEMS AND INTERNAL CONTROLS ON A TIMELY BASIS.

     We have expanded our operations rapidly. We are currently working to complete the integration of businesses we acquired during 1999. As we have grown our business, our number of employees has also grown very rapidly and we are working to integrate our workforce and build and maintain a high-quality product implementation and client services team to meet client expectations. We intend to continue to expand in the foreseeable future to pursue existing and potential market opportunities. This rapid growth places a significant demand on management and operational resources. To be successful, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems, procedures and controls, train new employees and maintain close coordination among our executive, engineering, professional services, accounting, finance, sales and marketing organizations.

     Unless we are able to put into place effective and efficient internal controls and accounting procedures and further develop our corporate, legal and accounting infrastructure, we may not be able to accurately assess the operating and financial condition of our business on a timely basis or to plan for future growth. This may have a negative impact on our business and results of operations.

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     We will have to make a significant investment in facilities and networks next year to manage our forecasted growth in providing hosted solutions. If the volume of traffic from hosted solutions increases, our customers may in the future experience slower response times or other problems. Any delays in response time or performance problems could cause users of our hosted solutions to perceive our solutions as not functioning properly. If we are unable to expand or outsource our data center operations to meet this projected increase in volume, our business, results of operations and financial condition could be materially adversely affected.

IF WE FAIL TO RESPOND TO RAPID TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS, OUR PRODUCTS MAY BECOME OBSOLETE.

     The market for our products is characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in client requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. As a result, our future success will depend, in significant part, upon our ability to develop and introduce new products and to enhance existing products to keep pace with technological developments, satisfy client requirements and achieve market acceptance. We may not successfully identify new product opportunities, develop or bring to market new products, or adopt or incorporate new technologies in a timely and cost-effective manner. Products, capabilities or technologies developed by others may render our products or technologies obsolete or noncompetitive or shorten the life cycles of our products.

IF THE PROTECTION OF OUR INTELLECTUAL PROPERTY IS INADEQUATE, OUR COMPETITORS MAY GAIN ACCESS TO OUR TECHNOLOGY, AND WE MAY LOSE CLIENTS.

     We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets and copyright and trademark laws.

     When we license our on-premise software, we require our clients to enter into license agreements, which impose restrictions on their ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including requiring people with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source codes. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which unauthorized use of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology or duplicate our products.

     We have no patents. We may not develop proprietary products or technologies that are patentable. Future patents, if any, may be successfully challenged or may not provide us with any competitive advantages.

     Our proprietary rights with respect to our solutions may not be viable or of value in the future because the validity, enforceability and type of protection of proprietary rights are uncertain and still evolving. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. There is also uncertainty regarding the applicability of existing laws to the Internet regarding matters such as property ownership, copyrights and other intellectual property rights. Most of these laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues applicable to the Internet and related technologies. It is possible that in the future, third parties may claim that we or our current or potential future products infringe upon their intellectual property. We expect that software product developers and providers of HR self-service solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industries overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product deployment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

WE RELY ON THIRD-PARTY CONTRACTORS TO DO A SIGNIFICANT PORTION OF OUR RESEARCH AND DEVELOPMENT.

     We contract with third parties to provide a significant portion of our research and development. In addition, our business plan calls for increased use of third-party research and development personnel in the future. With the recent rapid growth in Internet-based applications, qualified software developers and programmers are in increasing demand. We may not be able to perform the amount of research and development required to grow our business as planned if we are unable to contract with quality, third-party software developers upon commercially reasonable terms.

OUR QUARTERLY OPERATING RESULTS ARE SEASONAL AND MAY VARY BASED ON OTHER FACTORS. IF WE FAIL TO MEET THE EXPECTATIONS OF ANALYSTS OR INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

     Historically, our quarterly operating results have been related to seasonal HR events such as annual benefits enrollments, and may continue to be seasonal in the future. Employers generally have "open enrollment" benefit periods in the fall, and as a result, the majority of our services are provided in the third and fourth quarters of the year. Accordingly, our quarterly operating results may fluctuate significantly if revenues related to seasonal benefits enrollment continue to represent a majority of our revenues or if we experience changes in the purchasing patterns of significant clients. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicators of future performance. Our operating results will likely fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

     Our quarterly operating results may vary depending on a number of factors, including:

     o demand for our HR self-service solutions;

     o actions taken by our competitors, including new product introductions and enhancements;

     o our ability to scale our operations to support a large number of clients and functions;

     o our ability to develop, introduce and market new products and enhancements to our existing products on a timely basis;

     o changes in our pricing policies or those of our competitors;

     o our ability to expand our sales and marketing operations, including hiring additional sales personnel;

     o the effect of acquisitions;

     o changes in our pricing model and sales mix;

     o changes in our revenue recognition policies;

     o purchasing patterns of our clients;

     o size and timing of sales of our products;

     o success in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including marketing and implementation partners;

     o our ability to control costs;

     o technological changes in our markets;

     o deferrals of client orders in anticipation of product enhancements or new products;

     o client budget cycles and changes in these budget cycles; and

     o general economic factors.

     We plan to increase our operating expenses to expand our sales and marketing operations, fund greater levels of research and development, develop strategic alliances, increase our professional services and support capabilities and improve our operational and financial systems. If our revenues do not increase along with these expenses, our business, operating results and financial condition could be seriously harmed and net losses in a given quarter could be larger than expected.

THE SUCCESSFUL DEVELOPMENT AND LAUNCH OF OUR EMPLOYEE.COM PORTAL WILL AFFECT OUR ABILITY TO MEET OUR PLANS FOR GROWTH.

     An important element of our business strategy is to develop and introduce Employee.com, a worksite portal for eCommerce transactions. We have no experience promoting the sale of products or services through an eCommerce portal site and the revenue model we envision for Employee.com will differ from the pricing model used for our on-premise and hosted solutions. Our efforts to develop this portal may divert management time and attention and may require substantial investment. We may not be able to develop and launch Employee.com on a timely basis, if at all. At this time, we have not begun actual development of this portal, nor have we begun sales activity to attract clients. We do not yet have any agreements with vendors to offer products and services through this portal.

     Our ability to develop Employee.com will depend entirely on the success of our planned transition to a new platform. The new platform may not be released according to schedule, or may not meet client needs or expectations or be free of defects. In addition, ongoing developments in consumer privacy protection laws may limit our ability to capitalize on our permission-based access to employee-specific data for our Employee.com portal. Furthermore, our target market of large employers may not recognize the benefits of our Employee.com portal and this concept may not be readily adopted and accepted. Any problems associated with the development, launch and marketing of Employee.com would affect our ability to meet our plans for growth and would cause our stock price to decline.

WE RELY ON A SMALL NUMBER OF CLIENTS FOR A SIGNIFICANT PORTION OF OUR REVENUES; OUR REVENUES WILL DECLINE SIGNIFICANTLY IF WE CANNOT KEEP OR REPLACE THESE CLIENTS.

     In 1999, revenues from a single client accounted for approximately 20% of our total revenues, and revenues from our 10 largest clients accounted for approximately 55% of our total revenues. If these clients do not need or want to continue to purchase our solutions and we are not able to sell our solutions to new clients at comparable or greater levels, our revenues may decline significantly.

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IN THE FUTURE, WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN ORDER TO REMAIN
COMPETITIVE. THIS CAPITAL MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.

     We expect the net proceeds from this offering, together with cash on hand, will be sufficient to meet our day-to-day working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. In addition, if we decide to pursue acquisitions for cash consideration, we may need to raise additional capital. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, each of which could seriously harm our business.

WE MAY NEED TO MAKE ACQUISITIONS IN ORDER TO REMAIN COMPETITIVE IN OUR MARKET. OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT OF ANY FUTURE ACQUISITIONS.

     A substantial portion of our recent growth has been the result of acquisitions. In order to remain competitive, we may find it necessary to acquire additional businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition, or integrate the acquired business, products or technologies into our existing business and operations. If we consummate one or more significant acquisitions in which the consideration consists of stock or other securities, your equity could be significantly diluted. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would adversely impact our results of operations.

IF WE EXPAND OUR INTERNATIONAL SALES AND MARKETING ACTIVITIES, OUR BUSINESS WILL BE SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We intend to expand our international operations. Therefore, we expect to commit significant resources to expand our international sales and marketing activities. We will be subject to a number of risks associated with international business activities. These risks generally include:

     o currency exchange rate fluctuations;

     o unexpected changes in regulatory requirements;

     o tariffs, export controls and other trade barriers;

     o longer accounts receivable payment cycles and difficulties in collections;

     o difficulties in managing and staffing international operations;

     o potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     o the burdens of complying with a wide variety of foreign laws;

     o the risks related to the recent global economic turbulence and adverse economic circumstances in various countries; and

     o political instability.

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

                         RISKS RELATED TO OUR INDUSTRY

OUR FUTURE GROWTH DEPENDS ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF HOSTED SOLUTIONS. IF THE USE OF INTERNET TECHNOLOGY AND HOSTED SOLUTIONS DOES NOT GROW AS ANTICIPATED, OUR BUSINESS WILL BE SERIOUSLY HARMED.

     Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of our target clients may not adopt or continue to use Internet technology to administer their HR self-service solutions. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

     Our business would be seriously harmed if:

     o use of the Internet does not continue to increase or increases more slowly than expected; or

     o the technological infrastructure underlying the Internet does not effectively support any expansion that may occur.

SECURITY RISKS AND CONCERNS MAY DETER THE USE OF THE INTERNET FOR HOSTING HR SOLUTIONS AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other Web sites and the inability to protect proprietary information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the Web for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our clients or their employees, which could disrupt our hosting services or make it inaccessible to clients or their employees. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

     Our Internet and corporate Intranet applications may result in unauthorized access and similar disruptive problems caused by Internet or other users. Such unauthorized access and other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our clients, which may result in significant liability to us and deter potential clients from purchasing our products.

     Our license agreements with our clients typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective under the laws of some jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products or services may entail the risk of such claims. While we maintain insurance for product liability risks, our insurance may not be adequate in the event of a material product liability claim. A successful product liability claim in excess of our insured limits brought against us could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES.

     Due to the increasing popularity and use of the Internet, state and federal regulators could adopt laws and regulations which could impose additional burdens on companies that use Internet technologies. The adoption of any additional laws or regulations regarding Internet commerce and communications may decrease the growth of the Internet, which could, in turn, decrease the demand for our product and services and increase our cost of doing business, leading to further losses. Few existing laws or regulations specifically apply to the Internet. However, it is likely that a number of laws and regulations may be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as copyright and other intellectual property rights, encryption, use of key escrow data, caching of content by server products, electronic authentication or "digital signatures," personal privacy, advertising, taxation, electronic commerce liability, e-mail, network and information security and the convergence of traditional communication services with Internet communications. Other countries and political organizations may impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation.

     The adoption of these laws or regulations, and uncertainties associated with their validity and enforcement, may harm our business.

     Changes to, or the interpretation of, existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal content, retransmission of media and personal privacy and data protection as they relate to the Internet could:

     o limit the growth of the Internet;

     o create uncertainty in the marketplace that could reduce demand for our products and services;

     o increase our cost of doing business;

     o expose us to significant liabilities associated with content distributed or accessed through our products or services; or

     o lead to increased product development costs, or otherwise harm our business.

                         RISKS RELATED TO THIS OFFERING

WE HAVE NOT DESIGNATED A SPECIFIC USE FOR MOST OF THE PROCEEDS OF THIS OFFERING AND HAVE BROAD DISCRETION OVER THEIR USE.

     We have not designated any specific uses for the net proceeds to be received by us in this offering, other than the redemption of our Series C preferred stock, cash payments required upon conversion of our Series D preferred stock and repayment of outstanding bank term loans. We intend to use the remaining net proceeds primarily for general corporate purposes, including working capital. A portion of the net proceeds of the offering may also be used to acquire or invest in products, technologies or businesses which broaden or enhance our current product offerings. Currently, there are no binding agreements with respect to any acquisitions, investments or other transactions. We have no specific plans as to the use of the remaining net proceeds from this offering, and our senior management will have broad discretion in the application of the proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition.

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

OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. We cannot predict the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of the common stock after the offering. You may be unable to sell your shares of common stock at or above the offering price. The market price of the common stock may fluctuate significantly in response to factors, some of which are beyond our control, such as:

     o variations in our quarterly operating results;

     o changes in securities analysts' estimates of our financial performance;

     o changes in market valuations of similar companies;

     o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o loss of a major client;

     o additions or departures of key personnel; and

     o fluctuations in stock market price and volume, which are particularly common among highly volatile securities of software and Internet-based companies.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation, regardless of the outcome, could result in substantial costs and divert management's attention and resources.

OUR STOCK PRICE COULD BE AFFECTED BY SHARES OF OUR COMMON STOCK BECOMING AVAILABLE FOR SALE IN THE FUTURE.

     Sales of a substantial amount of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price of our common stock. This could also impair our ability to raise additional capital through the sale of additional equity securities.

     Immediately after the completion of this offering, we will have      shares
of common stock outstanding, or      shares if the underwriters exercise their
over-allotment option in full. Of these shares, the shares sold in this offering will be immediately transferable without restriction in the public market, except for shares purchased by any of our affiliates, which will be subject to the limitations of Rule 144 under the Securities Act. The remaining shares are "restricted securities," and will become eligible for sale in the public market at various times after the date of this prospectus, subject to the limitations and other conditions of Rule 144 under the Securities Act. In addition, under the terms of a registration rights agreement, we are obligated under certain circumstances to register outstanding shares of our common stock. In connection with this offering, holders of a substantial number of shares of restricted securities and options to purchase our common stock have agreed not to sell the shares of common stock they now own or acquire upon exercise of their options without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days from the date of this prospectus. Deutsche Bank Securities Inc. may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements. After these agreements expire, these shares will be eligible for sale in the public market.

PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is substantially higher than the tangible book value per share of our outstanding common stock. If you purchase common stock in this offering, the shares you buy will experience an immediate and substantial dilution in tangible book value per share, and the shares of common stock owned by the existing stockholders will experience a material increase in the tangible book value per share. As a result, if we were to distribute our tangible assets to our stockholders immediately following this offering, purchasers of shares of common stock in this offering would receive less than the amount paid for such shares. In the past, we issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, there will be further dilution to investors in this offering.

WE HAVE IMPLEMENTED CERTAIN ANTI-TAKEOVER PROVISIONS THAT COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

     Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could, together or separately:

     o discourage potential acquisition proposals;

     o delay or prevent a change in control; and

     o limit the price that investors may be willing to pay in the future for shares of our common stock.

     In particular, our amended and restated certificate of incorporation and bylaws provide, among other things, that our directors be divided into three classes with only one class standing for election at each annual meeting, stockholders may not take actions by written consent, and special meetings of stockholders may only be called by a majority of our board of directors. We are also subject to Section 203 of the Delaware General Corporation Law which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined in the statute, for a period of three years following the date on which the stockholder became an interested stockholder. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors, which may reduce the trading price of our common stock.

OUR EXISTING PRINCIPAL STOCKHOLDERS WILL CONTINUE TO CONTROL US AFTER THIS OFFERING AND COULD LIMIT THE ABILITY OF OUR OTHER STOCKHOLDERS TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER TRANSACTIONS SUBMITTED FOR A VOTE OF OUR STOCKHOLDERS AND COULD DEPRESS OUR STOCK PRICE BECAUSE PURCHASERS CANNOT ACQUIRE A CONTROLLING INTEREST.

     Upon completion of this offering, our existing principal stockholders will
beneficially own, in the aggregate, approximately   % of our outstanding common
stock. As a result, these persons, acting together, will be able to control all matters submitted to our stockholders for approval and to control our management and affairs. For example, these persons, acting together, will control the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. Furthermore, as long as affiliates of Warburg, Pincus Equity Partners, L.P. maintain a specified percentage ownership of our stock, the terms of our stockholders agreement require us to nominate persons designated by Warburg Pincus for election to our board. This control could have the effect of delaying or preventing a change of control of our company that stockholders may believe would result in better management. This control could depress our stock price because purchasers will not be able to publicly acquire a controlling interest in our company.

                  SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "predict," "estimate," "expect," "intend," "plan," "potential," "projected," "forecasted," "may," "could," "should" or "will" or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors," as well as those included elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update or revise any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the shares of common stock, at an assumed initial public offering
price of $           per share, will be approximately $            , or
approximately $            if the underwriters exercise the over-allotment
option in full, after deducting the estimated underwriting discounts and offering expenses payable by us.

     We intend to use approximately $            of the net proceeds of this
offering to redeem all outstanding shares of our Series C preferred stock, approximately $7,920,000 for cash payments required upon conversion of our
Series D preferred stock into common stock, approximately $         to repay
outstanding term bank loans, and the remainder for working capital and other general corporate purposes. In addition, we may, if appropriate opportunities arise, use a portion of the net proceeds to acquire or invest in other businesses, although we currently have no present understandings, commitments or agreements with respect to any acquisitions or investments. Pending these uses, we will invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We did not declare or pay any dividends in 1998 or 1999. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

                                   CAPITALIZATION

     The table on the following page sets forth our cash, cash equivalents and capitalization as of December 31, 1999. The pro forma information reflects the conversion of all shares of Series A, Series B and Series D preferred stock outstanding as of December 31, 1999 into 37,191,666 shares of common stock, and the redesignation of Class A common stock and Class B common stock as a single class of common stock, upon completion of this offering. The pro forma as adjusted information reflects the foregoing as well as the sale of shares of common stock in this offering and our application of the net proceeds, including the redemption of all outstanding shares of Series C preferred stock and payment of accrued dividends, the cash payment to holders of Series D preferred stock, and repayment of outstanding bank term loans.

     The outstanding share information as of December 31, 1999 excludes:

          o 2,115,000 shares of common stock and 375,000 shares of Series D preferred stock issued subsequent to December 31, 1999;

          o 1,062,500 shares of common stock issuable on exercise of outstanding options as of December 31, 1999, and 3,305,500 shares of common stock issuable on exercise of outstanding options granted subsequent to December 31, 1999;

          o 106,830 shares of stock available for issuance under our equity participation plan as of December 31, 1999; and

          o 9,783,333 shares of common stock issuable upon exercise of warrants that will remain outstanding after the offering.

     You should read this table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and the related notes included elsewhere in this prospectus.

                                                                                      DECEMBER 31, 1999
                                                                           ---------------------------------------
                                                                                                       PRO FORMA
                                                                             ACTUAL       PRO FORMA    AS ADJUSTED
                                                                           -----------    ---------    -----------
                                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                                     AND PER SHARE DATA)
Cash and cash equivalents...............................................    $  13,352     $ 13,352      $
                                                                            ---------     ---------     ---------
                                                                            ---------     ---------     ---------

Total debt, less current portion........................................    $   1,213     $  1,213      $

Redeemable convertible Series A, B and D preferred stock, $0.01 par value, 37,200,000 shares authorized on an actual basis, 37,191,666 shares issued and outstanding on an actual basis, and no shares issued
  and outstanding on a pro forma and pro forma as adjusted basis........       39,250           --             --
Redeemable Series C preferred stock, $0.01 par value, 14,583,333 shares authorized on an actual basis, 14,583,333 shares issued and outstanding on an actual and pro forma basis, and no shares issued and
  outstanding on a pro forma as adjusted basis..........................       15,398       15,398             --

Stockholders' equity (deficit):
  Class A common stock, $0.01 par value, 98,500,000 shares authorized on an actual basis, 9,764,000 shares issued and outstanding on an actual basis; no shares issued and outstanding on a pro forma and
     pro forma as adjusted basis........................................           98           --             --
  Class B common stock, $0.01 par value, 1,500,000 shares authorized on an actual basis, no shares issued and outstanding on an actual, pro
     forma and pro forma as adjusted basis..............................           --           --             --
  Common Stock, $0.01 par value, 100,000,000 shares authorized on a pro
     forma and pro forma as adjusted basis; 46,955,666 and       shares
     issued and outstanding on a pro forma and pro forma as adjusted
     basis, respectively................................................           --          470
  Additional paid-in capital............................................        2,263       33,222
  Deferred stock compensation...........................................       (2,321)      (2,321)
  Stock subscription receivable.........................................          (92)         (92)
  Accumulated deficit...................................................      (22,901)     (22,901)
                                                                            ---------     ---------     ---------
     Total stockholders' equity (deficit)...............................      (22,953)       8,378
                                                                            ---------     ---------     ---------
       Total capitalization.............................................    $  32,908     $ 24,989      $
                                                                            ---------     ---------     ---------
                                                                            ---------     ---------     ---------

                                    DILUTION

     The pro forma net tangible book value of our common stock on December 31, 1999 was $(13.7) million, or approximately $(0.29) per share. Pro forma net tangible book value per share represents the amount of our total stockholders' deficit, less goodwill and intangible assets, divided by 46,955,666 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of Series A, Series B and Series D preferred stock into shares of common stock.

     Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect
to the sale by us of                 shares of common stock in this offering,
after deducting the underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds, including the redemption of all outstanding shares of Series C preferred stock, a cash payment in connection with the conversion of the Series D preferred stock, and repayment of outstanding bank term loans, our pro forma net tangible book value
as of December 31, 1999 would have been $                million, or
$           per share. This represents an immediate increase in net tangible
book value of $           per share to existing stockholders and an immediate
dilution in net tangible book value of $           per share to purchasers of
common stock in this offering, as illustrated in the following table:

Initial public offering price per share.....................................................             $
                                                                                                         -------
  Pro forma net tangible book value per share as of December 31, 1999.......................   $(0.29)
  Increase per share attributable to new investors..........................................
                                                                                               ------
Pro forma net tangible book value per share after this offering.............................
                                                                                                         -------
Net tangible book value dilution per share to new investors.................................             $
                                                                                                         -------
                                                                                                         -------

     The following table sets forth, on a pro forma basis, as of December 31, 1999, the number of shares of common stock purchased from us, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

                                                  SHARES PURCHASED        TOTAL CONSIDERATION
                                                ---------------------    ----------------------    AVERAGE PRICE
                                                  NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                                ----------    -------    -----------    -------    -------------
Existing stockholders........................   46,955,666         %     $50,385,100         %         $1.07
New investors................................
                                                ----------      ---      -----------      ---          -----
  Total......................................                   100%     $                100%         $
                                                ----------      ---      -----------      ---          -----
                                                ----------      ---      -----------      ---          -----

     As of December 31, 1999, options to purchase a total of 1,062,500 shares of common stock, at a weighted average exercise price of $0.24 per share, and 8,164,000 shares of restricted common stock, at a weighted average price of $0.05 per share, were outstanding under our 1999 Equity Participation Plan. In addition, as of December 31, 1999, there were outstanding warrants to purchase a total of 16,083,333 shares of common stock at a weighted average exercise price of $1.18 per share. After we redeem all outstanding shares of Series C preferred stock upon completion of this offering, the number of shares eligible for purchase under outstanding warrants will be reduced to 9,783,333 shares. After December 31, 1999, we increased the total number of shares reserved for issuance under our equity participation plans to 17,333,330 shares and granted options to purchase an additional 3,305,500 shares of common stock. After December 31, 1999, we sold 2,115,000 shares of common stock and 375,000 shares of preferred stock. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See our audited financial statements included in this prospectus.

                            SELECTED FINANCIAL DATA
                (In thousands, except share and per share data)

     The following tables contain selected financial data as of and for each of the five fiscal years ended December 31, 1995, 1996, 1997, 1998 and 1999. The balance sheet data as of December 31, 1998 and 1999 and the statement of operations data for the years ended December 31, 1997, 1998 and 1999 have been derived from audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 1995, 1996, and 1997 and the statement of operations data for the years ended December 31, 1995 and 1996 have been derived from unaudited financial statements. You should read this selected financial data together with our audited financial statements and the notes to those financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                       YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------------------
                                                  1995          1996           1997           1998            1999
                                               -----------    -----------    -----------    -----------    -----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Hosted services...........................    $   2,487       $ 3,432        $ 4,416        $ 7,418      $    11,087
  Software licensing and maintenance........           --            --             --             --            2,306
  Professional services.....................           --            --             --             --            3,001
                                                ---------       -------        -------        -------      -----------
    Total net revenues......................        2,487         3,432          4,416          7,418           16,394
Cost of revenues:
  Hosted services...........................        1,418         1,591          1,987          3,085            7,819
  Software licensing and maintenance........           --            --             --             --              695
  Professional services.....................           --            --             --             --            3,880
  Amortization of software acquired and
    software license rights(1)..............           --            --             --             --            1,656
                                                ---------       -------        -------        -------      -----------
    Total cost of revenues..................        1,418         1,591          1,987          3,085           14,050
                                                ---------       -------        -------        -------      -----------
Gross profit................................        1,069         1,841          2,429          4,333            2,344
Other operating costs:
  Sales and marketing.......................          822           888          1,373          1,896            8,002
  Research and development..................           --            --             --             --            5,256
  General and administrative (exclusive of
    non-cash compensation expense shown
    below)..................................          576           680            816          1,957            8,252
  Non-cash compensation expense.............           --            --             --             --              502
  Acquisition-related amortization(2).......           --            --             --             --            3,098
                                                ---------       -------        -------        -------      -----------
    Total other operating costs.............        1,398         1,568          2,189          3,853           25,110
                                                ---------       -------        -------        -------      -----------
Income (loss) from operations...............         (329)          273            240            480          (22,766)
Other income (expense), net.................          (34)          (25)           (39)           (49)            (256)
                                                ---------       -------        -------        -------      -----------
Net income (loss)...........................    $    (363)      $   248        $   201        $   431      $   (23,022)
                                                ---------       -------        -------        -------      -----------
                                                ---------       -------        -------        -------      -----------
Basic and diluted net income (loss) per
  share, after giving effect to pro forma
  income tax provision (benefit)(3)(4)......    $ (726.89)      $223.20        $169.56        $404.37      $    (88.94)
                                                ---------       -------        -------        -------      -----------
                                                ---------       -------        -------        -------      -----------
Pro forma basic and diluted net income
  (loss) per share(3).......................                                                               $     (1.18)
                                                                                                           -----------
                                                                                                           -----------
Shares used in the calculation of net income
  (loss) per share:
  Basic and diluted(3)......................          500           500            500            500          312,626
                                                ---------       -------        -------        -------      -----------
                                                ---------       -------        -------        -------      -----------
  Pro forma basic and diluted(3)............                                                                20,273,927
                                                                                                           -----------
                                                                                                           -----------

                                                                                        DECEMBER 31,
                                                                      ------------------------------------------------
                                                                       1995      1996      1997      1998       1999
BALANCE SHEET DATA:
Cash and cash equivalents..........................................   $  216    $  186    $    8    $  218    $ 13,352
Working capital (deficit)..........................................     (114)       73       164      (986)      6,378
Total assets.......................................................    1,467     1,375     2,290     3,059      47,150
Total debt, including current portion..............................      314       234       404       809       4,321
Redeemable convertible Series A, B and D preferred stock...........       --        --        --        --      39,250
Redeemable Series C preferred stock................................       --        --        --        --      15,398
Total stockholders' equity (deficit)...............................       69       317       517       121     (22,953)

------------

(1) Amortization of software acquired and software license rights is calculated on a straight-line basis generally over a two- to three-year period. See our audited financial statements beginning on page F-1 of this prospectus.

(2) Acquisition-related amortization expense is calculated on a straight-line basis generally over a two- to three-year period. See our audited financial statements beginning on page F-1 of this prospectus.

(3) Net income (loss) per share and pro forma net income (loss) per share are calculated on the basis described in note 3 to our audited financial statements beginning on page F-1 of this prospectus.

(4) The pro forma income tax provision (benefit) assumes that we were taxed as a C corporation during the years ended December 31, 1995, 1996, 1997 and 1998, although we had elected to be a Subchapter S corporation for tax reporting purposes, during those periods. Effective January 1, 1999, we became a C corporation for tax reporting purposes.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma statement of operations gives effect to our acquisitions of the assets of the employee self-service business of Edify Corporation and assets of NOAH Software, Incorporated as if these acquisitions had occurred on January 1, 1999. The pro forma adjustments are based on estimates, available information and various assumptions. The unaudited pro forma financial data does not necessarily represent what our results of operations would actually have been if these transactions in fact had occurred on that date or the results of operations for any future period. The unaudited pro forma financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus.

                                                                YEAR ENDED DECEMBER 31, 1999
                                       -------------------------------------------------------------------------------
                                                      EMPLOYEE SELF
                                                         SERVICE
                                                       BUSINESS OF           NOAH
                                        WORKSCAPE,        EDIFY            SOFTWARE,                        PRO FORMA
                                           INC.       CORPORATION (1)    INCORPORATED (2)     COMBINED     ADJUSTMENTS
                                       ------------   ----------------   ----------------   ------------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Hosted services....................  $ 11,087,299     $         --        $       --      $ 11,087,299   $       --
  Software licensing and maintenance      2,305,903        2,320,327                --         4,626,230           --
  Professional services..............     3,000,905        5,021,933         1,143,629         9,166,467           --
                                       ------------     ------------        ----------      ------------   -----------
      Total net revenues.............    16,394,107        7,342,260         1,143,629        24,879,996           --
Cost of revenues:
  Hosted services....................     7,819,345               --                --         7,819,345           --
  Software licensing and
    maintenance......................       695,323          588,348                --         1,283,671           --
  Professional services..............     3,879,503        2,969,671           509,279         7,358,453           --
  Amortization of software acquired
    and software license rights......     1,655,692               --                --         1,655,692    1,624,080 (3)
                                       ------------     ------------        ----------      ------------   -----------
      Total cost of revenues.........    14,049,863        3,558,019           509,279        18,117,161    1,624,080
                                       ------------     ------------        ----------      ------------   -----------
Gross profit.........................     2,344,244        3,784,241           634,350         6,762,835   (1,624,080)
Other operating costs:
  Sales and marketing................     8,001,653        4,098,483           377,668        12,477,804           --
  Research and development...........     5,256,316          844,666                --         6,100,982           --
  General and administrative
    (exclusive of non-cash
    compensation expense shown
    below)...........................     8,251,773          822,888           332,813         9,407,474           --
  Non-cash compensation expense......       501,700               --                --           501,700           --
  Acquisition-related amortization...     3,098,381               --                --         3,098,381    3,654,295 (3)
                                       ------------     ------------        ----------      ------------   -----------
    Total other operating costs......    25,109,823        5,766,037           710,481        31,586,341    3,654,295
                                       ------------     ------------        ----------      ------------   -----------
Income (loss) from operations........   (22,765,579)      (1,981,796)          (76,131)      (24,823,506)  (5,278,375)
Other income (expense):
  Interest expense...................      (340,648)              --            (6,800)         (347,448)     (70,588)(4)
  Interest income....................        84,606               --                --            84,606           --
                                       ------------     ------------        ----------      ------------   -----------
Net income (loss)....................  $(23,021,621)    $ (1,981,796)       $  (82,931)     $(25,086,348)  $(5,348,963)
                                       ------------     ------------        ----------      ------------   -----------
                                       ------------     ------------        ----------      ------------   -----------
Accretion of preferred stock,
  dividends and warrants.............    (4,782,608)
                                       ------------
Net income (loss) available to common
  stockholders.......................  $(27,804,229)
                                       ------------
                                       ------------
Basic and diluted net income (loss)
  per share..........................  $     (88.94)
                                       ------------
                                       ------------
Shares used in calculation of basic
  and diluted net income (loss) per
  share..............................       312,626
                                       ------------
                                       ------------


                                        PRO FORMA
                                       ------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Hosted services....................  $ 11,087,299
  Software licensing and maintenance      4,626,230
  Professional services..............     9,166,467
                                       ------------
      Total net revenues.............    24,879,996
Cost of revenues:
  Hosted services....................     7,819,345
  Software licensing and
    maintenance......................     1,283,671
  Professional services..............     7,358,453
  Amortization of software acquired
    and software license rights......     3,279,772
                                       ------------
      Total cost of revenues.........    19,741,241
                                       ------------
Gross profit.........................     5,138,755
Other operating costs:
  Sales and marketing................    12,477,804
  Research and development...........     6,100,982
  General and administrative
    (exclusive of non-cash
    compensation expense shown
    below)...........................     9,407,474
  Non-cash compensation expense......       501,700
  Acquisition-related amortization...     6,752,676
                                       ------------
    Total other operating costs......    35,240,636
                                       ------------
Income (loss) from operations........   (30,101,881)
Other income (expense):
  Interest expense...................      (418,036)
  Interest income....................        84,606
                                       ------------
Net income (loss)....................  $(30,435,311)
                                       ------------
                                       ------------
Accretion of preferred stock,
  dividends and warrants.............    (4,782,608)
                                       ------------
Net income (loss) available to common
  stockholders.......................  $(35,217,919)
                                       ------------
                                       ------------
Basic and diluted net income (loss)
  per share..........................  $     (29.73)(5)
                                       ------------
                                       ------------
Shares used in calculation of basic
  and diluted net income (loss) per
  share..............................     1,184,648 (5)
                                       ------------
                                       ------------

              NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

(1) Statement of operations of the employee self-service business of Edify Corporation from January 1, 1999 through June 30, 1999. Although the acquisition occurred on July 15, 1999, the results of operations between July 1, 1999 through July 15, 1999 are considered immaterial to the pro forma financial presentation. The historical financial information included in the pro forma information for the employee self-service business of Edify Corporation only includes revenues and identifiable direct operating expenses. Since Edify Corporation did not maintain separate accounting records for its employee self-service business, these is no reasonable basis to allocate corporate overhead costs, interest expense and income taxes to the financial information of the acquired business. Therefore, the results of operations included in the pro forma financial information may not be representative of the acquired business had the corporate overhead expense information been included.

(2) Statement of operations of NOAH Software, Incorporated from January 1, 1999 through September 30, 1999. Although the acquisition occurred on October 12, 1999, the results of operations between October 1, 1999 and October 12, 1999 are considered immaterial to the pro forma financial presentation.

(3) Represents amortization expense of $1,624,080 related to software and software license rights and amortization expense of $3,654,295 related to goodwill, customer lists and workforce acquired in the acquisitions. Amortization expense is calculated on a straight-line basis generally over a two- to three-year period. See our audited financial statements beginning on page F-1 of this prospectus.

(4) Represents interest expense of $70,588 to reflect a full year of interest expense for the software license obligation in connection with the software license rights acquired from Edify Corporation.

(5) Pro forma weighted average shares includes 1,116,800 shares assumed outstanding for the year ended December 31, 1999 issued in connection with the acquisition of assets of NOAH Software. Stock options and warrants have been excluded from the calculation because their effect is antidilutive.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

ORGANIZATION AND BUSINESS OVERVIEW

     We are a leading provider of Web-enabled HR self-service solutions to large organizations. We offer a suite of software solutions that enable employers to improve service to employees, enhance employee communications and increase overall organizational effectiveness, thereby freeing management to focus on strategic HR initiatives. Our employee self-service solutions interface directly with employees, providing them with interactive access to HR information and services. We also offer manager self-service solutions which enable managers to manage their workforce more effectively by automating many tasks and providing up-to-date HR-related information. We provide our clients with the option to have our solutions hosted at our data center, licensed for use on their premises, or a combination of both hosted and on-premise deployment methods.

     We were incorporated in Massachusetts in 1972 under the name Employee Communications Services. We recapitalized our company in February 1999, with affiliates of Warburg Pincus contributing capital to fund our growth initiatives. At the same time, we added a new executive team. We changed our name to Workscape in May 1999 and reincorporated in Delaware in August 1999.

     Historically, we have engaged in developing customized HR software applications for large employers on a hosted basis, primarily focused on benefits enrollment. With the acquisitions of assets of Edify Corporation and NOAH Software in 1999, we began to license employee and manager self-service solutions for on-premise use by clients. During 1999, we also began to focus on developing and expanding customer relationships through multi-year contracts, broadening the functionality of our applications, developing a scalable object-oriented platform, and developing the necessary infrastructure to support our future growth objectives. These developments collectively represent a fundamental change in our business model and strategy. Accordingly, our historical financial data may not be indicative of our financial position, results of operations or cash flows in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we operated under our current business model for the periods presented.

ACCOUNTING POLICIES

     Revenues

     Our revenues are derived from (1) hosted services, (2) software licensing and related maintenance services, and (3) professional services.

     Hosted service revenues have historically been generated primarily through time and material arrangements and, to a lesser extent, fixed fee arrangements, related to developing and integrating customized software. Hosted service revenues are recognized as services are provided in accordance with Statement of Position 97-2, "Software Revenue Recognition." Provisions for estimated losses are recognized in the period in which such losses are incurred. There is seasonality associated with hosted service revenues because these services are provided in conjunction with employee benefit enrollment activities which typically occur in the third or fourth quarters of the year. While historically we entered into new hosting arrangements each year with both new and existing clients, we are currently focused on transitioning these clients to multi-year, fixed fee contracts, under which revenues will be recognized as earned over the contract period. We expect that, as we expand our product offerings beyond primarily benefits enrollment applications, we will reduce seasonality, and our new pricing model will contribute to increased period-to-period predictability and stability in our revenues.

     Software licensing and maintenance revenues generally represent sales of software licenses which do not require significant modification and customization services, and maintenance services originating from our acquisition of assets of the employee self-service business of Edify Corporation in the third quarter of 1999.

     Professional service revenues generally consist of (1) consulting services to support the premise-based software products purchased in connection with our acquisition of the assets of the employee self-service business of Edify Corporation, and (2) customization and installation services associated with the sale of software purchased in connection with our acquisition of assets of NOAH Software, Incorporated.

     For software licensing sales not requiring significant modification and customization services and where services are not essential to the functionality of the software, we generally recognize revenues when all the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed and determinable, and (4) collectibility is probable. In addition, for arrangements with multiple obligations to provide existing and future products, maintenance and professional services, revenues must be allocated to each component of the arrangement based on evidence of fair value which is specific to our company, or for products not yet being sold separately, the price established by management. Once fair value is determined, we recognize revenues from maintenance fees ratably over the term of the service period, which is typically 12 to 15 months. We recognize professional service revenues from consulting activities under these arrangements as the services are provided.

     When we enter into a license agreement with a customer requiring significant modification and customization of the software, as in the case of software purchased in connection with our acquisition of assets of NOAH, we recognize revenues under the arrangement using contract accounting, as prescribed by SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." For these arrangements, we have applied the completed contract method under SOP 81-1 as the contracts contain specified acceptance criteria and cancellation provisions that lapse at the completion of the services. Under the completed contract method, we recognize the revenues and direct costs upon the lapse of the cancellation and acceptance periods.

     Cost of Revenues

     Cost of revenues includes all direct materials, direct labor and indirect costs related to generating revenue. These indirect costs include indirect labor, materials and supplies, equipment rental, depreciation, facility costs and amortization of software acquired and software license rights.

     The cost of our hosted service revenues includes costs of hosting solutions for clients. In connection with our hosted solutions we have historically incurred significant custom development costs for each new client and lesser, but still significant, costs to customize applications for clients as their business needs evolve. We expect the cost of hosted service revenues to decline as a percentage of revenues in the future with the deployment of our new platform currently in development. We expect this platform will reduce the cost of hosted service revenues by replacing expensive customer-specific applications with an easily configurable standard platform. Further, we anticipate that we will be required to pay license fees to third parties in connection with licensed software integrated into our new platform.

     Our cost of software licensing revenues primarily includes license fees or royalties to third parties for software used in our solutions. Our cost of maintenance revenue consists of technical support and enhancements, as they become available.

     The cost of professional service revenues includes the costs associated with providing professional services in conjunction with our premise-based software. We have incurred significant expenses, including the cost of third-party consultants to complete new contracts and time-and-material contracts acquired from Edify, while building our professional service organization. We expect the cost of professional service revenues to decline over time due largely to reduced reliance on these contractors to provide services.

     In addition, cost of revenues includes the amortization of acquired and licensed software resulting from our acquisition of assets from Edify Corporation and NOAH Software. We expect to continue to amortize these costs in 2000 and 2001.

     Operating Costs

     Operating costs consist of sales and marketing expenses, research and development expenses, general and administrative expenses, non-cash compensation expenses and acquisition-related amortization.

     Sales and marketing expenses include salaries, sales commissions, benefits and travel and related expenses for our direct sales force, sales support and marketing functions. We expanded our sales and marketing organization substantially in 1999 from four persons at December 31, 1998 to 37 persons at December 31, 1999. Sales and marketing expenses also include costs associated with supporting the value-added resellers that we utilize as an additional distribution channel for our premise-based products. We expect that sales and marketing expenses will continue to increase in the future as we continue to increase brand awareness and introduce new products.

     Research and development costs include expenses for the development of new and evolving technologies and products. These expenses include salaries and related expenses for our software engineers and development personnel, the cost of contract development personnel and services, and related costs. Research and development costs have been expensed as incurred because the products under development have not yet proven technologically feasible. Costs related to the acquisition of hardware used in product development are capitalized and depreciated over the estimated useful life. Costs related to the acquisition of software licenses used in product development are capitalized and amortized over the term of the license agreement. We expect to increase spending on research and development in order to develop our new software platform and to continue to develop new applications. Prior to 1999, we did not have research and development expenses because we provided customized software applications and billed our clients for all software we developed or enhanced for them.

     General and administrative expenses include salaries, benefits and expenses for our executive, finance, legal, human resources and internal systems support personnel. In addition, general and administrative expenses include occupancy costs, fees for professional services and depreciation. We expect general and administrative expenses to increase as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including costs associated with being a public company.

     Stock-based Compensation

     In connection with grants of stock options to employees and issuances of common stock to employees and consultants (for past services rendered) in 1999, we recorded deferred stock compensation totaling $2,822,365 representing the difference between the exercise price of these options and purchase price of these shares issued and the deemed fair value of our common stock on the date of grant or issuance. In addition, we granted options in January 2000 for which we will record deferred stock compensation totaling $6,291,000. These shares and options generally vest over a four-year period. Upon an employee's termination of employment, unvested options are forfeited, and unvested shares are subject to repurchase by us at their original issue price. Deferred stock compensation is presented as a reduction of total stockholders' equity (deficit) and will be amortized over the vesting period of the stock or options. Of these amounts, we recognized $501,700 in 1999, and we expect to recognize $2,164,826 in 2000, $2,217,943 in 2001,
$2,217,943 in 2002, $1,879,891 in 2003 and $131,062 in 2004. The non-cash compensation expense is classified as a separate component of operating costs in our statement of operations data.

     Acquisitions

     On July 15, 1999, we acquired assets of Edify Corporation's employee self-service business for approximately $16.0 million in cash. In connection with this acquisition, we committed to pay up to $1.6 million in retention bonuses to employees recruited from Edify on the first anniversary of the acquisition. We expensed and accrued the amount of $456,000 as of December 31, 1999 for the portion of services rendered during 1999. In connection with this acquisition, we obtained a two-year license to use, copy and distribute Edify's Electronic Workforce software at a cost of $625,000 per quarter over the license period for an aggregate of $5,000,000. We are also required to pay a bonus license to Edify Corporation of an additional $625,000 per quarter upon the achievement of certain stipulated revenue goals during the first four quarters of the agreement, of which $425,000 has been accrued as of December 31, 1999. On October 12, 1999, we acquired substantially all of the assets of NOAH Software for approximately $3.3 million in cash and 1,116,800 shares of our common stock. In connection with the NOAH acquisition, we are required to pay retention bonuses of up to $249,000 to employees still employed by us on October 12, 2000. We expensed and accrued the amount of $52,000 as of December 31, 1999 for the portion of services rendered during 1999. We accounted for these acquisitions using the purchase method of accounting. Accordingly, the operations of the acquired businesses are included in our statements of operations as of the respective dates of acquisition. We recorded assets and liabilities acquired in connection with these acquisitions at their estimated fair market values, including intangibles and goodwill of $26.8 million.

     We plan to continue to expand our business by selectively acquiring additional businesses, technologies, product lines, or service offerings from third parties. We regularly investigate and evaluate potential acquisitions, and at any time we may execute a letter of intent or binding acquisition agreement. However, we may be unable to identify acquisition targets and may be unable to complete future acquisitions. Even if we complete an acquisition, we may have difficulty in integrating it with our current operations, and any acquired features, functions or services may not achieve market acceptance. Integrating newly acquired organizations and products and services could be expensive, time consuming and a strain on our resources.

RESULTS OF OPERATIONS

     The following table sets forth certain items included in our results of operations for the three years ended December 31, 1997, 1998 and 1999 expressed as a percentage of our total net revenues for these periods.

                                                                               YEAR ENDED DECEMBER 31,
                                                                               ------------------------
                                                                               1997     1998      1999
                                                                               -----    -----    ------
AS A PERCENTAGE OF TOTAL NET REVENUES:
Revenues:
  Hosted services...........................................................   100.0%   100.0%     67.6%
  Software licensing and maintenance........................................      --       --      14.1
  Professional services.....................................................      --       --      18.3
                                                                               -----    -----    ------
     Total net revenues.....................................................   100.0    100.0     100.0
Cost of revenues:
  Hosted services...........................................................    45.0     41.6      47.7
  Software licensing and maintenance........................................      --       --       4.2
  Professional services.....................................................      --       --      23.7
  Amortization of software acquired and software license rights.............      --       --      10.1
                                                                               -----    -----    ------
     Total cost of revenues.................................................    45.0     41.6      85.7
                                                                               -----    -----    ------
Gross profit................................................................    55.0     58.4      14.3
Other operating costs:
  Sales and marketing.......................................................    31.1     25.6      48.8
  Research and development..................................................      --       --      32.1
  General and administrative (exclusive of non-cash compensation expense
     shown below)...........................................................    18.5     26.4      50.3
  Non-cash compensation expense.............................................      --       --       3.1
  Acquisition-related amortization..........................................      --       --      18.9
                                                                               -----    -----    ------
     Total other operating costs............................................    49.6     52.0     153.2
Other income (expense), net.................................................    (0.9)    (0.6)     (1.5)
                                                                               -----    -----    ------
Net income (loss)...........................................................     4.5%     5.8%   (140.4)%
                                                                               -----    -----    ------
                                                                               -----    -----    ------

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     Revenues

     Our total revenues were $4.4 million for fiscal 1997, $7.4 million for fiscal 1998, and $16.4 million for fiscal 1999, representing increases of $3.0 million, or 68%, from fiscal 1997 to fiscal 1998 and $9.0 million, or 122%, from fiscal 1998 to fiscal 1999.

     Hosted Service Revenues. Our hosted service revenues were $4.4 million for fiscal 1997, $7.4 million for fiscal 1998, and $11.1 million for fiscal 1999, representing increases of $3.0 million, or 68%, from fiscal 1997 to fiscal 1998 and $3.7 million, or 50%, from fiscal 1998 to fiscal 1999. The increase in our hosted service revenues for each of these years was primarily due to larger average revenues per customer as a result of the increased complexity and scope of the services as well as additional customer accounts.

     Software Licensing and Maintenance Revenues. Software licensing and maintenance revenues were $2.3 million for fiscal 1999 and include license revenues from software applications acquired from Edify Corporation and the associated maintenance revenues.

     Professional Service Revenues.  Professional service revenues were
$3.0 million for fiscal 1999. These activities commenced in the third and fourth quarters of 1999 in conjunction with our acquisitions of assets of Edify Corporation and NOAH Software.

     Cost of Revenues

     Hosted Service Revenues. Our cost of hosted service revenues was $2.0 million for fiscal 1997, $3.1 million for fiscal 1998, and $7.8 million for fiscal 1999, representing increases of $1.1 million, or 55%, from fiscal 1997 to fiscal 1998 and $4.7 million, or 152%, from fiscal 1998 to fiscal 1999. Gross margin on hosted service revenues was 55% for fiscal 1997, 58% for fiscal 1998, and 30% for fiscal 1999. Cost of hosted services revenues increased from fiscal 1997 to 1998 and from fiscal 1998 to fiscal 1999 due to increased sales activity. Gross margin on hosted service revenues increased from fiscal 1997 to fiscal 1998 due to higher margins on certain significant customer engagements and increased utilization of our production personnel. Gross margin on hosted service revenues decreased from 1998 to 1999 due to the increased recruiting, training, and salaries associated with the hiring of a substantial number of production employees in order to support the anticipated future growth of our business.

     Software Licensing and Maintenance Revenues. Our cost of software licensing and maintenance revenues was $0.7 million for fiscal 1999. Gross margin on our software licensing and maintenance revenues was 70% and is higher than our gross margins on our other revenue streams primarily because it is less labor intensive.

     Professional Service Revenues. Our cost of professional service revenues was $3.9 million for fiscal 1999. Gross margin on professional service revenues was (29)% for fiscal 1999 principally due to our use of a significant amount of contract labor.

     Amortization of Software Acquired and License Rights. During fiscal 1999, we capitalized $7.2 million of intangible assets related to software acquired and licensed in connection with our acquisitions of assets of Edify Corporation and NOAH Software. We recognized $1.7 million in amortization related to these intangible assets during fiscal 1999 and we expect to amortize the balance between 2000 and 2002.

     Operating Expenses

     Sales and Marketing. Sales and marketing expenses were $1.4 million for fiscal 1997, $1.9 million for fiscal 1998, and $8.0 million for fiscal 1999. Sales and marketing expenses as a percentage of total revenues were 31% for fiscal 1997, 26% for fiscal 1998 and 49% for fiscal 1999. The increase in sales and marketing expenses from fiscal 1997 to fiscal 1998 was due to an increase in sales commissions and bonuses earned as a result of higher revenues. The increase in sales and marketing expenses from fiscal 1998 to fiscal 1999 was due to an increase in sales personnel resulting from hiring and acquisitions, and the associated recruiting, training, travel, commissions, and office space necessary to support a larger sales organization.

     Research and Development. Our research and development expenses were $5.3 million for 1999, compared to zero in prior years. Research and development expenses as a percentage of total revenues were 32%. The increase in research and development expenses from fiscal 1998 to fiscal 1999 was due to the employment of software developers, quality assurance personnel and outside contractors to support development of our new operating platform and enhancements to our employee self-service applications.

     General and Administrative. General and administrative expenses were $0.8 million for fiscal 1997, $2.0 million for fiscal 1998 and $8.3 million for fiscal 1999, representing an increase of $1.2 million, or 150%, from fiscal 1997 to 1998 and an increase of $6.3 million, or 315%, from fiscal 1998 to 1999. General and administrative expenses as a percentage of total revenues were 19% for fiscal 1997, 26% for fiscal 1998, and 50% for fiscal 1999. General and administrative expenses increased from fiscal 1997 to fiscal 1998 due to the addition of administrative personnel to support the growth of our business and a non-recurring charge of $0.6 million to terminate our stock appreciation incentive plan. General and administrative expenses increased from fiscal 1998 to fiscal 1999, due to additional rent, telecommunications, utilities and overhead associated with the opening of multiple offices in Virginia, Massachusetts, and California, the hiring of additional finance, executive and administrative personnel to support the growth of our business, and several non-recurring expenses such as $0.5 million of employee retention bonuses resulting from our acquisitions of assets of Edify Corporation and NOAH Software, and an accrual of $1.0 million as a bonus to the founding stockholders in connection with the achievement of certain revenue goals.

     Non-cash Compensation Expense. During fiscal 1999, we recorded a total of approximately $2.8 million of deferred stock compensation, resulting from the difference between the deemed fair market value of common stock and the purchase price of the restricted common stock and the exercise price of stock options granted. We recognized non-cash compensation expense of $0.5 million in fiscal 1999 representing the vested portion of those options and restricted common stock.

     Acquisition-related Amortization.  During fiscal 1999, we recorded
$19.6 million of intangible assets related to customer lists, contracts, acquired workforce, and goodwill acquired in connection with our acquisitions of assets of Edify Corporation and NOAH Software. We recognized $3.1 million in amortization related to these intangible assets in 1999 and we expect to amortize the balance between 2000 and 2002.

     Interest Expense. Interest expense was approximately $39,000 in fiscal 1997, $49,000 in fiscal 1998 and $341,000 in fiscal 1999. In fiscal 1999, we issued a $250,000 term note payable to a bank and additionally we expensed approximately $150,000 of interest expense in connection with the $10.0 million aggregate principal amount of notes payable issued in October and November 1999 to one of our principal stockholders. The $10.0 million of notes payable were subsequently repaid in December 1999 through the issuance of preferred stock.

     Interest Income. Interest income was approximately $85,000 in 1999. In fiscal 1999, we earned interest on cash balances resulting from the infusions of equity capital in 1999.

SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth a summary of our unaudited quarterly operating results for each of the four quarters ended December 31, 1999. This data has been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                                          THREE MONTHS ENDED
                                                                             ---------------------------------------------
                                                                             MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                                              1999         1999        1999         1999
                                                                             --------    --------    ---------    --------
                                                                                            (IN THOUSANDS)
Total net revenues........................................................    $1,950     $ 2,005      $ 6,031     $  6,408
Total cost of revenues....................................................     1,122       1,798        4,803        6,327
                                                                              ------     --------     -------     --------
Gross profit..............................................................       828         207        1,228           81
Total other operating costs...............................................     1,393       2,586        8,856       12,275
                                                                              ------     --------     -------     --------
Income (loss) from operations.............................................      (565)     (2,379)      (7,628)     (12,194)
Other income (expense), net...............................................        (6)         --          (30)        (220)
                                                                              ------     --------     -------     --------
Net income (loss).........................................................    $ (571)    $(2,379)     $(7,658)    $(12,414)
                                                                              ------     --------     -------     --------
                                                                              ------     --------     -------     --------

LIQUIDITY AND CAPITAL RESOURCES

     From inception through December 31, 1998, we funded our operations primarily through cash provided by operations and a line of credit. In 1999, we funded our operations primarily through the issuance of our preferred stock. In February 1999, we issued 4,000,000 shares of Series A preferred stock in exchange for $3.8 million in cash, a promissory note of $125,000 and outstanding stock of a corporation owned by some of our executive officers. In July 1999, we issued 7,500,000 shares of Series B preferred stock for $7.5 million and 14,583,333 shares of Series C preferred stock for $17.5 million. We used the proceeds from these issuances to fund our operations and for acquisitions. In December 1999, we issued 12,000,000 shares of Series D preferred stock for $24.0 million and used the proceeds to retire two $5.0 million short-term loans and to fund ongoing operations. In February 2000, we issued 375,000 shares of Series D preferred stock for $0.8 million. In addition, during 1999 we issued 9,764,000 shares of common stock for an aggregate of $0.3 million.

     Cash provided by operating activities was $0.1 million in 1997 and $1.4 million in 1998. Cash used in operating activities was $16.3 million in 1999, primarily due to costs we incurred in order to hire a new management team, build our sales organization and corporate infrastructure, expand our marketplace visibility and develop new applications. We expect that we will continue to use significant cash to develop and introduce new products and support our growth initiatives.

     We used cash for capital expenditures, other than acquisitions, of $0.5 million in 1997, $0.7 million in 1998 and $3.4 million in 1999. These expenditures were primarily for computer equipment, telecommunication equipment and furniture and fixtures to support our growth. We expect that our capital expenditures will continue to increase significantly, particularly as we expand and improve our hosting capabilities.

     We have occasionally utilized bank term debt arrangements to finance the acquisition of capital equipment. There are three term notes outstanding, with balances totaling $0.8 million at December 31, 1999 and remaining terms that range from 24 to 46 months. Interest is payable in monthly installments at an average blended rate of 8.32%. The term notes are secured by all of our assets and guaranteed by two of our stockholders. These notes are currently in default due to non-compliance with a specified financial ratio in one of the notes. We intend to repay all of these outstanding term notes with a portion of the net proceeds from this offering.

     In October and November 1999, we borrowed an aggregate of $10.0 million from Warburg Pincus and issued promissory notes for $10.0 million bearing interest at 8% per annum. We used the proceeds to help finance operations. These promissory notes were repaid in December 1999 through the issuance of shares of Series D preferred stock. See "Certain Transactions--Preferred Stock Issuances."

     As of December 31, 1999, our commitments consisted of various leases, licenses and contractually required bonus payments. Future cash payments under these non-cancelable commitments are $14.6 million, of which approximately $8.7 million is due through 2001. Additionally, we are committed to pay to Exodus Communications, Inc. approximately $415,000 through February 2001 in connection with the management and maintenance of our data center. In connection with our acquisition of the employee self-service business of Edify Corporation, we are required to pay a bonus license of $625,000 per quarter for the first year of the license agreement based on certain revenue goals. As of December 31, 1999, we have accrued $425,000 based on revenues during the two quarters ended December 31, 1999. Based on the amount earned at December 31, 1999, and the maximum amount that could be earned in the two quarters ended June 30, 2000, we may be required to pay up to $1.7 million. In addition, in January 2000 we paid $400,000 to BEA Systems, Inc. as prepayment of license and support fees under the terms of a software license agreement. We may be required to make additional royalty payments to BEA Systems under this agreement based on sales where the licensed software is integrated in our products. We expect that our capital expenditures will increase as our employee base continues to grow. We do not have any material commitments for capital expenditures.

     As of December 31, 1999, we had $13.4 million in cash and cash equivalents. Subsequent to December 31, 1999, we generated an additional $11.3 million of cash from sales of our stock. We currently anticipate that our existing cash and cash equivalents, the net proceeds from this offering and any cash generated from operations will be sufficient to fund our operating activities, capital expenditures and other obligations through at least the next 12 months. However, we may need to raise additional funds in order to fund more rapid expansion, to expand our marketing activities, to develop new or enhance existing products, to respond to competitive pressures or to acquire complementary businesses or technologies. If we are not successful in generating sufficient cash flow from operations, we may need to raise additional capital through public or private financing, strategic relationships or other arrangements. This additional funding, if needed, might not be available on terms acceptable to us, or at all. Our failure to raise sufficient capital when needed could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity securities, the percentage of our stock owned by our then-current stockholders would be reduced. Furthermore, any such equity securities might have rights, preferences or privileges senior to those of our common and preferred stock.

INCOME TAXES

     Prior to fiscal 1999, we made an election under Subchapter S of the Internal Revenue Code not to be subject to income taxes at the corporate level and, accordingly, no provision of income taxes has been recorded in fiscal 1997 or fiscal 1998. On January 1, 1999, we made an election to be taxed as a C corporation under the Internal Revenue Code, which subjected us to income taxes at the corporate level. No provision of income taxes has been recorded in fiscal 1999 because we incurred a net loss. As of December 31, 1999, we had net operating loss carryforwards for federal and state income tax reporting purposes of $18.2 million that expire in 2019, if unused. Although we had deferred tax assets, including our net operating loss carryforwards and tax credits of approximately $9.7 million, a valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance.

YEAR 2000 COMPLIANCE

     We have not experienced any Year 2000-related disruption in the operation of our systems or received notice of any Year 2000-related problems in our applications from any of our clients. Although most Year 2000 problems should have become evident on January 1, 2000, additional Year 2000-related problems may only become evident in the future.

MARKET RISK

     We are exposed to market risk related to changes in interest rates. We invest excess cash balances in cash equivalents that are subject to minimal credit and market risk. In addition, our borrowing arrangements are generally on fixed rate terms of varying maturities, with less than $400,000 of debt on variable rate terms. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our financial position, results of operations and cash flows is not material.

     Our operations are currently conducted exclusively in U.S. dollars and there is no current exposure to foreign currency exchange risk.

                                    BUSINESS

OVERVIEW

     We are a leading provider of Web-enabled HR self-service solutions to large organizations. We offer a suite of software solutions that enable employers to improve service to employees, enhance employee communications and increase overall organizational effectiveness, thereby freeing management to focus on strategic HR initiatives. Our solutions leverage technology to increase productivity by streamlining traditionally paper-based processes while enhancing employer-employee relationships and creating administrative savings. Our employee self-service solutions interface directly with employees, providing interactive access to HR information and services. We also offer manager self-service solutions which enable managers to manage their workforce more effectively by automating many tasks and providing up-to-date HR-related information. Our solutions are highly flexible and can be deployed in a variety of ways depending on our client's preferences. We deliver our solutions by hosting our proprietary software for our clients at our data center, licensing our software applications to employers for use on their premises or creating a hybrid of hosted/on-premise solutions. Our applications can be integrated with legacy enterprise resource planning and other technology systems.

     Our self-service solutions can provide employees with "anytime, anywhere" access via the Internet and employer Intranets, IVR, kiosk, e-mail and fax. Our solutions replace traditional communications channels and processes with convenient, low-cost, personalized interactions, performing such diverse functions as benefits enrollment and administration, compensation planning, training registration, time tracking and stock option administration and trading.

     Our objective is to enhance our position as a leading provider of HR self-service solutions. Although our solutions can be utilized by organizations of any size, we primarily target large organizations with more than 2,500 employees because our solutions are designed with the flexibility and functionality to address the complexity of their human resource needs. Our applications have been purchased by clients in a variety of industries including high technology, manufacturing, telecommunications, financial services and pharmaceuticals. Our clients include Applied Materials, Chase Manhattan Bank, CIGNA, Home Depot, NSI, PricewaterhouseCoopers, 3Com, Tyco International Ltd. and the U.S. Postal Service. We currently have over 145 clients, with an aggregate of approximately 4.0 million employees, including clients with an aggregate of approximately 3.0 million employees which have implemented Web-based applications.

INDUSTRY BACKGROUND

Current Human Resources Management Environment

     HR departments have historically depended on paper-based processes, which can be cumbersome, costly and time-consuming. According to The Hackett Group, on average it costs a company approximately $1,600 per employee annually to administer HR services. As companies seek new ways to increase profitability and productivity and attract and retain qualified personnel, HR professionals face a number of challenges.

     o Increased Complexity of Workforce Management. Administering employer-sponsored programs has grown more burdensome as benefit programs have become progressively more complex due to changing government regulation and expanded product offerings. In addition, other HR tasks, such as compensation planning and recruiting, have become more challenging due to management time constraints.

     o Pressure to Reduce Administrative and Staffing Costs. Despite this increasing complexity of workforce management, HR departments, often perceived as cost centers

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

       by upper management, have been required to aggressively reduce program budgets. With fewer resources, HR departments are finding it increasingly difficult to handle their daily processing responsibilities, as well as handling critical strategic initiatives.

     o Increasing Employee Mobility and Leverage. In the past decade, employee mobility has dramatically increased. This trend has accelerated recently with the robust U.S. economy and tight labor market. In addition, technology, globalization and employee preferences have led to the rise in telecommuting and alternative work arrangements. As a result, HR professionals spend more time and energy attracting, managing and retaining qualified personnel. To attract and retain key people, companies are seeking to deliver superior services to employees.

LIMITATIONS OF CURRENT THIRD-PARTY HR SOLUTIONS

     Employers and employees are increasingly seeking cost-effective HR solutions that seamlessly integrate with installed enterprise systems and call centers, provide "anytime, anywhere" access through multiple media, automate workforce management, improve worker productivity and satisfaction, and provide broad Web-based functionality.

     Although a number of third-party HR solutions exist, we believe none of them alone effectively address all the needs of the market. Examples of current HR solutions include:

     o Interactive Voice Response. IVR allows callers with touch-tone telephones to access computer systems directly and communicate interactively with the computer's database at any time. IVR solutions have limited functionality when used alone, but can be an important component in a broader suite of HR self-service products.

     o Enterprise Resource Planning. ERP software vendors typically offer premise-based solutions. These solutions are often expensive and complicated to deploy so that their use is limited to specially trained personnel. In addition, these systems are not built to efficiently use the Web and often make it difficult for managers and employees to access and use up-to-date information. While ERP systems serve a vital role for employers, their premise-based HR solutions often lack the necessary functionality and flexibility to meet the self-service needs of employees.

     o Point Solutions. Point solutions typically address one specific HR task, such as performance appraisals or expense processing. However, point solutions typically do not seamlessly interface with enterprise software or with each other, only address one finite task, and cannot be accessed through multiple media on an "anytime, anywhere" basis.

OPPORTUNITIES FOR WEB-BASED HR SOLUTIONS

     The emergence and acceptance of the Internet has fundamentally changed the way that consumers and businesses communicate, obtain information, purchase goods and transact business. IDC estimates that the number of Internet users worldwide will grow from approximately 196 million in 1999 to 502 million in 2003. In addition, Nielsen/Net Ratings estimates that approximately
30.6 million people have access to the Internet at their jobs. As the Internet has become more accessible, functional and widely used, it has emerged as a primary business and communication channel along with the telephone, paper-based communication and face-to-face interaction.

     Intranets have become commonplace and have emerged as integral parts of organizations' information technology infrastructures. IDC estimates that over 500,000 U.S. organizations had Intranets in 1998. An Intranet provides an efficient, user-friendly medium for an organization to improve communications with its employees, many of whom may be dispersed due to globalization and the development of alternative workplaces. Employees are increasingly utilizing Intranets to access personal and employment-related information.

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

     Organizations are also increasingly looking to third parties to host applications that would previously have resided at the enterprise. This allows organizations to pay only for the functionality that they need, cut deployment time, and shift the burden of installing, maintaining, securing, and managing the necessary applications and infrastructure to another party.

     While organizations and consumers alike have embraced the Internet and many HR tasks and communications events are logical targets for Web solutions, few organizations have designed their own Intranets with robust HR functionality. We believe that the lack of internally developed Internet-based HR applications can be explained by the following:

     o Insufficient IT Budgets Dedicated to HR. Because management often views HR departments as cost centers rather than revenue generators, IT projects proposed by HR departments often receive lower priority than those proposed by profit centers when companies prioritize IT projects and allocate resources.

     o Sizable, Ongoing Business and Financial Commitment. Constructing an HR Web site that incorporates the level of functionality required to handle the frequency and complexity of many HR transactions involves a sizable and ongoing resource commitment. Many organizations simply do not have the time or resources necessary to implement and maintain such a solution.

     According to a survey by Deloitte & Touche, deploying Internet-based solutions is among the highest priorities for employee benefits specialists in 2000. According to The Forrester Report, approximately 79% of large employers intend to offer some form of Web-based HR self-service application by 2001, up from 35% in 1998. Implementing HR self-service solutions may reduce the need for HR staff that processes routine transactions. According to a survey by The Hunter Group of its clients, HR self-service applications can provide per-task cost savings of approximately 50% to 100% as compared to traditional paper-based processes. We believe that companies prefer to have one provider rather than multiple vendors with individual solutions that must be integrated with each other.

THE WORKSCAPE SOLUTION

     We are a leading provider of Web-enabled HR self-service solutions that enable employers to provide better services to employees, administer employer-sponsored programs more effectively, manage day-to-day tasks involving their workforce more easily, and make our clients' managers and employees more efficient. Our HR self-service solutions are designed to leverage technology to improve employer-employee relationships, create administrative savings and increase productivity. Our solutions are designed so that each of our applications works with, and shares information with, each other application.

     Our solutions offer clients the following:

     o Multi-media Access. Our solutions support a range of media access options, including Web, IVR, kiosk, e-mail and fax. Because our solutions integrate media from all of these different channels, our applications can automatically update our clients' back-end data systems.

     o Broad Application of Suites from a Single Vendor. Our employee self-service applications include benefits enrollment and administration, stock option administration and trading, training registration, direct deposit, new hire processing and retiree self-service products. Our manager self-service applications include compensation planning, time and attendance tracking and call center management. Our broad suite of applications provides our clients with the capabilities to deploy multiple applications with a single source.

     o Deployment Options. We deploy our solutions in three ways, depending on our clients' preferences. We host our proprietary software that has been designed to specifically meet the demands of large employers. We also deploy our software

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

       solutions on-premise at our client's site, working within the client's existing IT infrastructure. In addition, some of our clients prefer to store employee data on their premises, but also want the additional flexibility, functionality and capacity that can be provided by hosted solutions. We provide a combined on-premise/hosted solution to meet these client needs.

     o Technology Platform. Our self-service applications operate on an application platform that incorporates an application server, workflow and a relationship database. This platform also provides development tools for configuration, deployment and maintenance. The platform integrates with multiple back-office enterprise resource planning, payroll and human resource information systems.

     o Professional Services. Our professional services consultants work closely with client HR and IT staffs to deploy our applications on-premise or on a hosted basis. Based on our experience with large employers, we have refined an end-to-end approach that guides each project from the initial assessment and definition of the scope of work, through development, implementation, ongoing support and relationship management.

     o Communications Support. We help clients assess, produce and distribute electronic and print publications needed to deploy our HR self-service solutions.

OUR VALUE TO OUR CLIENTS

     We provide technological solutions to our clients which are designed to streamline traditional paper-based processes, reduce administrative and processing costs and provide enhanced service to employees. Through our self-service solutions, our clients' employees receive personalized functionality and increased flexibility while saving time, which may enhance their overall productivity and general job satisfaction. Additionally, our solutions are designed to reduce our clients' administrative costs, processing time and error rate, which provides the ability for the HR department to focus its resources on strategic initiatives.

     We believe clients can gain value from our solutions in four principal areas:

     o Improving Service to Employees. Our applications empower employees to access payroll, benefits and other personal information directly via the Internet and employer Intranets, IVR, kiosk, fax and e-mail 24 hours a day, seven days a week, depending on client preferences. We believe our flexible, personalized functionality generates greater employee productivity and satisfaction.

     o Enhancing Employee Communications. Our solutions create a convenient, easy-to-learn and user-friendly medium for employers and employees to communicate. Unlike static Web pages, our hosted Web-enabled applications continually update information, which allows employers to disseminate information rapidly to employees. Additionally, employees are able to access personalized information and engage in transactions on an "anytime, anywhere" basis.

     o Improving Organizational Effectiveness. Our solutions are designed to replace time-intensive, paper-based processes and reporting requirements with efficient, reliable, automated processes that increase productivity while reducing administrative costs and the potential for error inherent in paper-based processes. For example, our benefits enrollment software application reduces the need to print and distribute benefits information packages to all employees and the redundant step of transcribing each individual's choices into a computer. In addition, our manager self-service products give managers immediate access to information and enable them to evaluate rapidly the impact of their decisions.

     o Focusing Resources on Strategic HR Initiatives. Our solutions save time for HR professionals, enabling them to focus on strategic initiatives, such as workforce

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

       recruiting and retention. Our broad suite of applications allows organizations to have one HR application provider rather than multiple vendors, which significantly simplifies application deployment, integration and maintenance.

THE WORKSCAPE STRATEGY

     Our objective is to enhance our position as a leading provider of HR self-service software solutions. To achieve this goal, we are pursuing the following strategies.

     Targeting New Clients. With approximately 5,000 large employers in North America alone, there are ample opportunities for us to expand our existing client base. We intend to aggressively market ourselves to new clients by taking advantage of our focused HR functional expertise, leading market position and early entry into this industry. With our broad suite of applications, we believe we are well positioned to win a significant share of new business. While the majority of our current clients are based in the U.S., we are also targeting international companies as a source of new business. We also believe that strategic alliances will be a valuable source of new business.

     Expanding Our Suite of Applications and Cross-selling to Existing
Clients. We are continually expanding our suite of applications through internal development and strategic acquisitions in order to introduce new applications. To date, most of our clients have implemented only some of our available solutions. We believe that there is a significant opportunity to sell additional solutions to our existing clients as these clients continue to realize the advantages of our solutions over traditional paper-based processes.

     Aggressively Marketing Hosted Solutions. A key component of our strategy is to focus on hosting our solutions for multiple customers over the Internet. Although we currently host a number of solutions, these are primarily customized software applications created on a per customer basis. We believe that the Internet provides a significant opportunity for us to cost-effectively host all of our applications on the new platform we are developing. We intend to aggressively market our hosted solutions to new and existing clients on a multi-year contract basis which is designed to increase recurring revenue for us. Hosted solutions are designed to reduce application implementation time and simplify software upgrades for our clients.

     Completing Development of a New Platform. We are currently developing a new proprietary platform that will be built with industry leading components in an open architecture format. This next-generation platform is designed to support more robust hosted applications and eCommerce opportunities, increase the scalability and functionality of our applications, reduce the need for customization of our solutions, reduce project implementation times, support more flexible pricing models and streamline integration of our solutions. For our premise-based clients who choose not to purchase solutions utilizing the new platform, we plan to support applications utilizing our existing platform.

     Pursuing Strategic Acquisitions and Alliances. Acquisitions have been an important aspect of our growth strategy. In 1999, we acquired assets of Edify Corporation's employee self-service business, and assets of NOAH Software, a vendor of manager self-service applications. We continually evaluate acquisition opportunities that may expand our client list, provide us with new products that complement our existing applications, or provide us with functional expertise in additional areas of HR self-service. We believe these types of acquisitions may help us to grow significantly faster and at a lower cost than we otherwise could. We are regularly involved in the investigation and evaluation of potential acquisitions and at any time we may execute a letter of intent or binding acquisition agreement. We are not currently a party to any such letters of intent or agreements. We have also formed and plan to continue to pursue strategic alliances with technology partners and implementation partners to assist us in gaining broader market acceptance as well as to enhance our existing marketing, sales and distribution capabilities.

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

     Enabling eCommerce Opportunities. In the future, following completion and implementation of our new platform, we believe we can leverage our HR functional expertise and permission-based access to employee-specific data to create Employee.com, a portal which will be designed to enable employers to provide their employees with "anytime, anywhere" access to employer-approved benefits providers, financial services companies and other vendors. We believe that Employee.com will be a natural extension of our HR self-service applications and that employees will appreciate its ability to connect them to businesses with timely, relevant product offerings that their employer may not otherwise be able to provide. We also believe that benefits providers, financial services companies and other businesses will be eager to participate, understanding the value of being able to offer their products and services directly to millions of employees who will have access to the portal.

PRODUCTS AND SERVICES

     We market HR self-service software applications that are designed to leverage technology to improve employer-employee relationships, create administrative savings and increase productivity. Employees and managers can access our applications 24 hours a day, seven days a week through multiple media including Internet/Intranet, IVR, kiosk, e-mail and fax interfaces, depending on the client's preferences. We build interfaces with our clients' installed enterprise resource planning, human resource information systems software and call centers. Our self-service applications are designed to make it easy for our clients to implement additional applications.

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

Employee Self-service Products

     Our employee self-service solutions are designed to save organizations the time and expense typically involved in routine HR tasks relating to benefits enrollment, employee information profiles, life events, tax forms, payroll and related compensation issues. These products are designed to permit clients to offer their workforce various employer-sponsored programs without incurring significant costs in administering them. Our employee self-service applications give employees direct access to data in back-office enterprise and legacy systems and allow them to control transactions in a way that eliminates paper processes. Historically, our hosted clients have purchased health benefits and work and life benefits solutions, while our premise-based employee self-service clients have purchased compensation and payroll solutions. However, we currently offer all the applications set forth below, on either a hosted or on-premise basis.

------------------------------------------------------------------------------------------------------------------
       PRODUCT CATEGORIES                  PRODUCT APPLICATIONS                     PRODUCT CAPABILITIES
 Health Benefits                  Allows employees to review and enroll    o Medical
                                  in available medical, dental and other   o Pharmacy
                                  health benefit programs.                 o Behavioral health
                                                                           o Dental
                                                                           o Vision

Voluntary Benefits                Facilitates the offering of a broad      o Life insurance
                                  portfolio of voluntary benefits for      o Long-term disability
                                  both employees and managers.             o Short-term disability
                                                                           o Accidental death and dismemberment

 Flexible Spending Accounts       Allows employees to review, calculate    o Healthcare
                                  and change their flexible spending       o Dependent care
                                  account through the use of an online
                                  worksheet.

 Compensation and Payroll         Allows employees to track time and       o Time and attendance tracking
                                  attendance, review direct deposit        o Vacation tracking
                                  elections and receive electronic         o Direct deposit
                                  payroll and tax statements.              o Electronic paystub
                                                                           o W-4 administration
                                                                           o Total compensation statements
                                                                           o Employment and wage verification

 Employee Profile                 Allows quick and easy automatic          o Dependent maintenance
                                  collection and updates of employee       o Emergency contact
                                  profiles.                                o Corporate directory
                                                                           o Personal information

 Training and Recruiting          Allows employees to review and register  o Class registration
                                  for training classes or to apply for     o Training enrollment
                                  posted job opportunities.                o Job posting

 Help Desk                        Allows employees to access company       o Policies and procedures
                                  policies and procedures online, obtain   o Call center integration
                                  a new password or transfer               o Organizational handbooks
                                  automatically to a call center.

Manager Self-service Products

     Our integrated suite of manager self-service applications automate and enable virtually every aspect of the manager-to-employee relationship. These applications can be purchased and implemented individually or in combination. Historically, our manager self-service clients have primarily purchased premise-based compensation planning solutions. We currently offer all the following manager self-service solutions. These solutions were initially developed as premise-based solutions, although we also have the capability to deliver these products as hosted solutions.

------------------------------------------------------------------------------------------------------------------
       PRODUCT CATEGORIES                  PRODUCT APPLICATIONS                     PRODUCT CAPABILITIES
 Compensation Planning            Supports the preparation and analysis    o Performance rating capture
                                  of salary plans for the entire           o Merit increases (percent and/or lump
                                  organization.                              amounts)
                                                                           o Equity adjustments
                                                                           o Promotion increases
                                                                           o Bonus and variable pay
                                                                           o Stock option awards

 Policy/Resource Guide            Provides resource information            o Electronic manuals
                                  electronically on HR pay guidelines,     o Work event road maps
                                  policies, procedures and legal           o Resource guide
                                  requirements.

 Organization Chart/Headcount     An online, electronic organization       o Organizational charting
  Tracking                        chart that provides managers with an     o Summary headcount reports
                                  up-to-date list of employees and group   o Transfers in
                                  headcount totals.                        o Transfers out

 Reporting/Analysis               Provides clients with an array of        o Rollup summary reports
                                  stand-alone, online electronic           o Employee detail and group averages
                                  reporting capabilities.                  o Sorting and analysis
                                                                           o Charting
                                                                           o Printing

 Manager Change Forms             Provides a collection of the standard    o Transfers
                                  employee change forms associated with    o Leave
                                  various work events.                     o Job change
                                                                           o Pay actions (salary, bonus, stock)
                                                                           o Termination

 Development                      Supports line manager's staff            o Performance appraisal
                                  development activities including         o Employee training histories
                                  performance appraisals, training and     o Course catalog
                                  development and succession/competency    o Training registration form
                                  planning.                                o Succession planning and competencies

Hosted Application for Benefits Providers

     We have also developed an Internet-based software application that provides real-time insurance enrollment and rate quotations by linking employers, employees, insurers, health maintenance organizations (HMOs) and insurance brokers. We are just beginning to market this application. This application can provide coverage and rate information from participating insurers and generates online proposals and price quotations to qualified brokers who have input employer-specific data and other information. If one of the proposals generated is accepted, the employer and its employees can then complete enrollment applications and make coverage elections over the Internet. Currently, we are focusing on a "private label" version of this application which is customized to display by a single insurer or HMO. We have signed a two-year agreement to provide a private label version to an HMO. Although this application could be used by employers of any size, we are initially targeting small to medium-sized employers and their brokers.

Professional Services

     Our professional services operation is located throughout the country and is designed to support the IT infrastructure of our clients. Our service offerings include needs analysis, project management, requirements definition, system design, development and customization, installation and training and ongoing check-ups.

     To complement our on-premise software solutions, we also provide our clients with technical support, communications support and training. We provide our clients with educational services courses through which we provide the necessary training to allow them to develop new applications on their own. As part of our maintenance agreements, we offer technical support, including telephone support, remote problem diagnosis and new software enhancement releases, as they become available.

CLIENTS

     Our target market segment is large employers, which we define as organizations with more than 2,500 employees. We focus on these clients because our solutions are specifically designed to address the complexity of their HR needs. Our applications have been purchased by clients in a variety of industries including high technology, manufacturing, telecommunications, financial services and pharmaceuticals.

     A representative list of our clients includes:

3Com Corporation                 Mattel, Inc.                         PricewaterhouseCoopers
AEGON                            Millipore Corporation*               Quest Diagnostics Incorporated*
Bass Hotels & Resorts            National Services Industries         Sanders, a Lockheed Martin Company*
Bausch & Lomb*                   New England Electric System*         Seagate Technologies
The Chase Manhattan Bank         The New York Times Company           Shell Services International
ChoicePoint Inc.*                Nordstrom Inc                        SPX Corporation*
CIGNA Corporation*               Norrell Corporation                  Sunglass Hut International*
Continental Casualty Company     Partners HealthCare System, Inc*     Travelers Property Casualty Corp.*
FleetBoston Financial*           Phoenix Home Life Mutual             Tyco International Ltd.*
Hoffman-LaRoche Inc.             Insurance Company*                   US WEST*

------------
*Hosted clients

     In 1999, revenues from a single client, Tyco International Ltd., accounted for approximately 20% of our total revenues, and revenues from our 10 largest clients accounted for approximately 55% of our total revenues.

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

REPRESENTATIVE CLIENT ENGAGEMENTS

     The following case studies illustrate how clients have deployed our solutions.

Tyco International Ltd.

     Tyco International Ltd. is a diversified manufacturing and service company with over 70,000 employees. In 1996, Tyco initiated a project to automate and outsource benefits administration for over 500 business locations, involving nearly 150 union contracts and numerous different benefits programs. We built a database consolidating information from hundreds of Tyco's different benefits plans that now serve as a conversion platform for Tyco's integrated HR information system. We will host Web and IVR-based employee self-service applications for Tyco's annual and ongoing enrollment in various benefits plans, including employee stock purchase plans and other voluntary benefits programs.

PricewaterhouseCoopers

     PricewaterhouseCoopers is one of the largest accounting and consulting firms in the world and a leader in the benefits and HR outsourcing market. In late 1999, PricewaterhouseCoopers Strategic Human Resources Outsourcing division selected us to deploy premise-based solutions via Internet, Intranet and IVR for PricewaterhouseCoopers' 155,000 employees. The solutions currently deployed include federal Form W-4 filing, direct deposit, electronic paystub, employee demographic and census information and skills assessment. These solutions are designed to integrate the client's PeopleSoft 7.5 software with an Oracle database.

U.S. Postal Service

     The U.S. Postal Service is one of the largest employers in the United States with over 700,000 employees. The employees of the U.S. Postal Service use our employee self-service applications to enroll in, access and manage their retirement savings accounts. The shift from a manual, paper-based process to a premise-based Intranet/IVR system has eliminated paperwork and data entry and reduced the cost per retirement account transaction by an estimated 87%, from approximately four dollars per transaction to approximately fifty cents per transaction. In operation since May 1999, our applications processed almost 75,000 transactions in their first months of operation. Litton PRC, one of our value-added resellers, customized this application for the U.S. Postal Service.

CIGNA

     CIGNA Corporation is a leading provider of employee benefits across the United States and throughout the world. In 1998, CIGNA implemented our self-service hosted solutions for annual and on-going benefits enrollment. CIGNA's 40,000 employees are able to link directly to our data center via the Internet, or use the telephone and a call center to review benefits information and enroll in new plans. CIGNA's HR call center staff accesses the same secure, high performance connection to make real-time updates. Since deployment of our hosted solutions, CIGNA employee use of the Web for accessing and updating benefits information has increased from 30% in 1998 to over 70% in 1999. Last fall, more than 95% of CIGNA's employees reported that the annual enrollment system was "easy" to use.

Applied Materials

     Applied Materials is a leader in the semi-conductor manufacturing equipment business with a worldwide workforce of 12,000 employees. Applied Materials selected us in 1998 to deploy on-premise employee and manager self-service solutions on a global basis via the Web and IVR. Employee self-service applications include an application that educates employees about Applied Materials' stock option and purchase plan and models the tax

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

consequences of stock sales in the employees' local currency. More than 80% of the company's employees have used the application. The manager information solutions support strategic activities like wage and salary planning.

3Com

     3Com's HR staff must manage an annual compensation planning process for the company's 13,000 employees located in 48 countries and 200 offices. 3Com selected us in late 1999 to build an on-premise Web-based compensation planning system that gives 3Com managers a complete view of the total compensation information for their direct reports. We have deployed this application which consists of the following modules: mid-year review, out-of-cycle increases, spot bonuses, incentive rewards, equity incentives and sales force compensation.

SALES AND MARKETING

     Our sales organization is comprised of two regional sales teams which include national account managers as well as territory sales managers. We assign a national account manager to ensure client satisfaction and relationship development with our largest accounts. Territory sales managers develop new business with target account and existing customers throughout a geographic region. To generate leads, we combine marketing efforts with the efforts of a team of sales development representatives who proactively telemarket target accounts and prospective clients who may have expressed interest in our company as a result of a trade show, advertisement or seminar marketing.

     We sell our products through both direct and indirect sales channels. Our direct sales infrastructure consists of 10 sales representatives based in each of the following locations: Boston, New York, Washington, D.C., Atlanta, Cleveland, Chicago, Minneapolis, Denver, San Francisco and Portland. In addition to our growing direct sales effort in the United States, we now serve a small client base in Australia, Canada and the United Kingdom. As part of our future expansion, we plan to launch initiatives to better serve our multinational client base and attract new international clients.

     Our indirect sales channel is comprised of value-added resellers, such as Litton PRC, Talisman, Voice Integrators, Voicenet Interactive and WorkForce Technologies. In addition, our implementation partners, such as The Hunter Group, deploy our technology working independently of, or in collaboration with, our professional services organization and often serve as a source of new business leads. We believe that these alliances will assist us in gaining broader market acceptance as well as enhance our existing marketing, sales and distribution capabilities. We participate in joint selling efforts with these companies to develop new markets and broaden our client base.

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

TECHNOLOGY AND OPERATIONS

Application Framework

     Our application framework incorporates components and features required to create, deploy and manage scalable and reliable HR self-service solutions. The fundamental components of the application framework are shown below.

                             [GRAPHIC APPEARS HERE]

[GRAPHIC: Graphic contains three stacked boxes with two-way arrows between the top and middle box and the middle and bottom box. The top box, representing the Presentation Layer, contains the heading "Multi-Media Integration" and beneath the heading from left to right reads "Kiosk," "IVR," "Internet/Intranet," "Fax," "E-mail" and "Call Center." The middle box, representing the Business Logic Layer, contains the heading "Applications" and beneath the heading lists "Employee Self-Service" and "Manager Self-Service." Within the middle box is a second box with the heading "Transaction Engine" and beneath the heading from left to right reads "Workflow," "Rules" and "Relationships." The bottom box, representing the Data Access Layer, contains the heading "Back-Office Integration" and beneath the heading from left to right reads "ERP," "HRIS," "Legacy Data Base" and "Payroll."]

     Presentation Layer. Presentation refers to the user interface layer of an application. Employees and managers can access the system through a number of media channels including Internet/Intranet, IVR, fax, kiosk and e-mail. Presentation layers are unique to the media selected, but media are integrated and access the same business rules in the business logic layer.

     Users interact with Web-based applications by entering data, using menus and hyperlinks, and viewing dynamically generated pages containing data rich content. Applications for browser-based clients run on versions of Microsoft Internet Explorer 4.0 and above and Netscape Navigator 4.0 and above, utilizing primarily HTML and JavaScript.

     Business Logic Layer. Business logic is the set of rules that an application follows, based on the client's business requirements. For example, in an HR self-service application, business logic defines the benefits an employee can select in open enrollment, the applications an employee can access based on his or her position within an organization and the process for routing information for manager approval. In self-service applications, it is usually desirable to separate the business logic from the user interface. This makes it easier to change the business logic and maintain the application.

     Data Access Layer. The data integration layer provides connectivity to multiple disparate data sources. Our application framework enables reliable integration with existing ERP and human resources information systems from PeopleSoft, SAP and others. Information can also be accessed through DLL, ODBC, COM and other traditional methods. Clients can write data source objects to connect to a wide range of data sources. To simplify the creation of data source objects, we offer Application Program Interfaces that allow clients to create data source objects with leading enterprise applications.

  Data Center Operations

     Our solutions, when hosted through our data center, are Internet/Intranet and IVR-based and require no hardware or software support from the client. In our data center, our database maintains and updates client and employee data along with plan rules and elections. Employees, HR staff and call center representatives can access the database through secure connections. The database updates the client's HR information systems and payroll systems.

                             [GRAPHIC APPEARS HERE]


[GRAPHIC: Illustration depicts the Workscape Data Center, consisting of the Workscape Data Base containing company data, employee and family data, plan rules, calculations and plan elections, in the center of a circle with an arrow in each the three o'clock, six o'clock, nine o'clock and twelve o'clock positions. The arrow in the three o'clock position is labeled "Data Exchange" and points to the heading "HRIS/Payroll/Vender" and the subheading "Transaction Files." The arrow in the six o'clock position is labeled "Via Internet" and points to the heading "Call Center." The arrow in the nine o'clock position is labeled "Via Internet/Intranet" and points to the heading "HR/Benefits Staff" and the subheading "HR Management/Administrative View." The arrow in the twelve o'clock position is labeled "Via Internet/Intranet" and points to the heading "Employees" and the subheading "Interactive Voice Response," "Employee View Via Web" and "Personalized Traditional Print."]


 The technical infrastructure is designed for optimal performance, stability and security. We maintain a redundant environment of Oracle's 8i database running on Microsoft Windows NT, UNIX and VMS platforms.

     o Capacity. Production databases run in an environment of 328 Gigabytes, of which 20% is always reserved and less than 60% is currently in use. Deployed using a clustered environment, any database instance that exceeds its individual server's capacity is routed to another server. Capacity requirements are calculated and reviewed on a monthly basis to ensure that upcoming client activity does not threaten available capacity.

     o Access. Access to our applications and databases can be provided through Internet, Intranet or IVR using a high-capacity PBX phone system. Depending on performance requirements and client preferences, secure dedicated access can be provided through T1, fractional T1 or standard Internet connections.

     o Security. We use commercially available and supported firewall products. We are able to detect intrusion attempts, security probes and other malicious activities. Our firewall configuration provides for highly redundant security. In addition, Web applications are protected by the Secure Sockets Layer (SSL) protocol, developed by Netscape Communications Corporation. SSL provides server authentication, client authentication and data integrity measures. An individual can typically access his own employee-specific data by providing his social security number and a personal identification number.

     o Performance. We use a clustered Oracle database environment to ensure database stability and application performance. Since the perception of performance is largely dependent on connection speeds, we give careful consideration to the various communications options available to each client.

     Our data center facilities are designed with special temperature control systems, seismically braced racks and security features, including smoke detection and fire suppression systems, motion sensors, secured access and security alarms.

     To prepare for expected growth and the launch of our new platform, we are undertaking an expansion of our data center operations. We believe that this expansion will provide increased capacity and further levels of redundancy. In addition, we have entered into a contract with a third-party service provider, Exodus Communications, Inc., to manage and maintain most of the computer and communications equipment needed for the day-to-day operations of our production data center. The services provided by Exodus will include managing our network server, maintaining communication lines, managing network data centers and the backup and storage of data tapes. Historically, we managed and maintained these services and systems internally. We also plan to transfer our data hosting facility to a new location in Framingham, Massachusetts in the second quarter of 2000, and following the transition of primary data center operations to Exodus, to use this new facility as our backup data center.

PRODUCT RESEARCH AND DEVELOPMENT

     Starting in 1999, we have made substantial investments in research and development through internal development activities and the acquisition of the assets of complementary businesses. We expect that we will develop internally most enhancements to our existing and new solutions. In addition, we will continue to evaluate opportunities to integrate externally developed technologies into the applications we market.

     Expanded Suite of Applications. The majority of our software development activity has been focused on feature extensions to our applications and solutions. These efforts have consisted primarily of enhancing existing applications and developing new solutions as we have sought to expand our client base. We intend to continue to commit significant resources to research and development efforts with a continued focus on employee self-service and manager self-service. We have developed customized retiree self-service solutions for a limited number of clients and we intend to invest resources to develop a retiree self-service suite of applications that can be marketed to all clients as part of our standard product releases. These applications will be an extension of our employee self-service suite and focus on the administration of benefits and retirement programs.

     New Platform Under Development. We are currently developing a new platform that we believe will have the capacity to support more standardized hosted applications and provide for eCommerce functionality. We believe the strength of the new platform will be its utilization of key technologies and best-of-breed components.

     o Applications. Enterprise Java Beans will provide the core self-service and eCommerce functionality in addition to the appropriate supporting functionality for personalization, security and navigation.

     o Middleware. BEA WebLogic Server will be the foundation for our new platform. The middleware layer will also consist of a knowledge base component containing rich personalized content, workflow for routing requests within the enterprise, and a rules engine for calculating complex business policies and procedures.

     o Integration and Infrastructure. Our solutions are designed to have the capacity to integrate with third-party ERP systems, such as PeopleSoft and SAP, and with key relational database technologies, such as Oracle databases. In addition, our solutions must have the capacity to inter-operate with custom-built applications via our application program interface and exchange key data via an XML gateway.

     In the future, following completion and implementation of our new platform, we believe we can develop Employee.com, a portal through which employers will be able to provide their employees access to employer-approved benefits providers, financial services companies and other vendors. We intend to deliver Employee.com as a hosted solution.

     Our new platform will be developed in connection with a secure database that will have the ability to store client-specific information as well as information about employees' benefits and compensation elections. This database will be a central data repository that will be updated regularly as part of our routine administration of our clients' programs. We believe that our ability to capture key employee data while leveraging the Internet to serve as a gateway between employees and company-sponsored/employee-approved vendors creates a significant eCommerce opportunity that can be targeted and personalized for employees based on their life events.

COMPETITION

     The market for our solution is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Competitors vary in size and in the scope and breadth of the products and services offered. We encounter competition with respect to different aspects of our solution from a variety of vendors of employee self-service and manager self-service applications, from Web-based technology companies whose products include HR solutions and from major enterprise software developers. We expect additional competition from other established and emerging companies as the HR self-service market continues to develop and expand.

     Our major competitors among software vendors focus on specific applications within the employee self-service or manager self-service categories. Our major competitors among Web-based companies that offer HR products focus on Internet technology and employ an acquisition strategy that encompasses acquiring functional expertise in HR, as well as other areas in which the Internet may offer efficiencies and savings. Our major competitors among ERP providers are often capable of delivering some HR solutions through Web-only extensions of their proprietary back-office systems. Most of the major ERP providers have a significant installed client base and have the opportunity to offer additional products to those clients as additional components of their respective ERP application suites. We believe the biggest near-term competitive threat is that ERP vendors will actively promote enhanced Web capabilities, which may, at a minimum, delay clients' purchasing decisions. Additionally, we increasingly face competition from other benefits administrators and consultants, small human resource information systems vendors, payroll administrators, and small employer benefits enrollment firms. Many of these companies have Web-based benefits enrollment functionality.

     We believe that the principal competitive factors considered in selecting HR self-service solutions are cost, breadth of HR solutions offered, seamless integration with current enterprise systems and call centers, "anytime, anywhere" access through multiple media, scalability, easier workforce management through automation, improved worker productivity and satisfaction and broad Web-based functionality. Although we believe that our broad suite of products currently competes favorably with respect to these factors and that no one competitor offers comparable breadth and depth of solutions, our market is relatively new and evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     Our success depends heavily upon the development and protection of proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to establish and to protect our proprietary rights. Such laws and operating procedures provide only limited protection. We also enter into confidentiality agreements with our employees and consultants, and attempt to restrict access to proprietary information on a need-to-know basis. Despite these contractual precautions, unauthorized third parties may be able to copy aspects of our current or future products or obtain and use information that we regard as proprietary. In addition, our current and future competitors may independently develop similar or superior technology.

     Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Litigation could entail substantial costs, the diversion of management attention, and other resources. Accordingly, such litigation could materially adversely affect our business, operating results, and financial condition.

     We are not aware of any instance in which we are infringing upon the proprietary rights of others. However, we cannot be sure that third parties will not bring infringement claims of their intellectual property rights against us. We expect infringement claims to arise as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlap. As a result, any such claims, whether with or without merit, could be time consuming and costly to defend, could cause product delays, and could force us to enter into unfavorable royalty or license agreements with third parties. Even if required, we may not be able to negotiate needed license or royalty agreements or to obtain them on terms acceptable to us. If a third party brings a successful claim of product infringement against us, we must either license the infringed or similar technology or develop alternative technology on a timely basis. Because we cannot be sure of successfully finding an acceptable alternative, a successful product infringement claim against us could materially adversely affect our business, operating results, and financial condition.

     There is also uncertainty regarding the applicability to the Internet of existing laws regarding matters such as property ownership, copyrights and other intellectual property rights. The vast majority of these laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

EMPLOYEES

     As of February 29, 2000, we had 221 full-time employees, 59 of whom were engaged in technical strategy and product development, 87 in integration and professional services, 42 in sales, marketing and business development, and 33 in administration and finance. None of our employees is represented by a collective bargaining agreement and we believe that we have good relations with our employees.

FACILITIES

     Our principal executive offices currently occupy approximately 5,200 square feet of leased space in Reston, Virginia. We also lease an aggregate of approximately 25,250 square feet of office space in Natick and Framingham, Massachusetts, an aggregate of approximately 16,790 square feet in San Jose, Half Moon Bay and Davis, California, and approximately 1,600 square feet in Wauwatosa, Wisconsin. We have entered into a lease for approximately
56,000 square feet of office space in Framingham, Massachusetts, which will replace our current operations in Natick and Framingham, and we anticipate moving into these facilities during the second quarter of 2000.

LEGAL PROCEEDINGS

     We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Our executive officers, directors and certain key employees and their ages as of March 15, 2000 are as follows:

NAME                                AGE   POSITION
---------------------------------   ---   -------------------------------------------------------------
James G. Carlson.................    47   Chairman and Chief Executive Officer
Timothy T. Clifford..............    44   President, Chief Operating Officer, Director
George W. Bickerstaff, III.......    44   Chief Financial Officer, Secretary
A. Lee Ingram....................    36   Chief Technology Officer
Susanne M. Bundy.................    38   Executive Vice President, Sales and Professional Services
Donald R. Fitch..................    42   Executive Vice President, Finance
Sidney W. Stolz..................    38   Executive Vice President, Business Development
Patrick T. Hackett(2)............    38   Director
David J. Wenstrup(1).............    35   Director
Timothy T. Weglicki(1)...........    48   Director
F. Selby Wellman(1)(2)...........    58   Director

KEY EMPLOYEES:
David G. Arella..................    51   Senior Vice President, Manager Self-service
Timothy F. McDonald..............    38   Senior Vice President, Marketing
Kenneth F. Phillips..............    54   Principal

------------
(1) Member of the audit committee.
(2) Member of the compensation committee.

     James G. Carlson. Mr. Carlson has been our Chairman and Chief Executive Officer since February 1999. From September 1995 to October 1998, Mr. Carlson was the President of United HealthCare, a division of United HealthGroup. He previously was an Executive Vice President with MetraHealth from March 1995 to September 1995. Prior to that time, he founded and was Chief Executive Officer of HealthSpring, a physician practice management company which was acquired by MetraHealth, and was with Prudential's employee benefits division.

     Timothy T. Clifford. Mr. Clifford has been our President and Chief Operating Officer since February 1999. From July 1996 to December 1997,
Mr. Clifford was the President and Chief Operating Officer of Small Group Business of Health Plan Services. From April 1990 to December 1997, he was Chief Executive Officer of Consolidated Group, which was acquired by Health Plan Services. Prior to that time, Mr. Clifford was in sales with Prudential's Large Employer Group Benefits operations.

     George W. Bickerstaff, III. Mr. Bickerstaff joined us in December 1999 as Chief Financial Officer and Secretary. From July 1999 to December 1999, he was the Executive Vice President and Chief Financial Officer of Uniscribe Professional Services, Inc., and from January 1998 to June 1999, the Executive Vice President and Chief Financial Officer of Intellisource Group, Inc. Prior to that time, Mr. Bickerstaff was the Vice President of Finance of Cognizant Corporation from July 1997 to December 1997, and the Chief Financial Officer of IMS Healthcare from January 1996 to June 1997. He also worked in finance, management and audit positions at The Dun & Bradstreet Corporation and General Electric Company.

     A. Lee Ingram. Mr. Ingram joined us as Chief Technology Officer in August 1999 from Gresham Computing, a developer of Java-based middleware technologies, where he had been the Vice President of E-Business from November 1998 to July 1999. From January 1994 to October 1998, he was Director of Technology and Systems Integration with MCI Systemhouse.

     Susanne M. Bundy. Ms. Bundy joined us in September 1999 as Executive Vice President, Sales and Professional Services. From November 1998 to May 1999, she was Senior Vice President of ENTEX Information Services, Inc.'s technology acquisition services division. From September 1993 to November 1998, she was the Area Vice President and Senior Vice President, respectively, of the southern region for ENTEX Information Services Inc. Prior to that time, Ms. Bundy held various regional and general management positions for JWP Information Services, which was acquired by ENTEX Information Services Inc. in a management buy-out.

     Donald R. Fitch. Mr. Fitch became our Executive Vice President, Finance, in March 1999. Mr. Fitch was Executive Vice President and Treasurer of Health Plan Services from July 1996 to February 1999. Prior to that time, he was Chief Financial Officer of Consolidated Group from May 1981 to June 1996.

     Sidney W. Stolz. Mr. Stolz joined us in July 1999 as our Executive Vice President, Business Development. From October 1995 to July 1999, Mr. Stolz was the Chief Executive Officer of United HealthGroup's Global Consulting Practice. Prior to that time Mr. Stolz was the Senior Vice President, Delivery Systems Management of MetraHealth from February 1995 to October 1995, and a healthcare consulting partner at Towers Perrin from February 1989 to February 1995.

     Patrick T. Hackett. Mr. Hackett has served as one of our directors since February 1999. Mr. Hackett is a partner of Warburg, Pincus & Co., Inc., the general partner of Warburg, Pincus Equity Partners, L.P., one of our principal stockholders. Prior to joining Warburg, Pincus in 1990, he was Vice President and Treasurer of Cove Capital Associates, Inc., a private merchant banking organization. Mr. Hackett is also a director of Eclipsys Corporation.

     David J. Wenstrup. Mr. Wenstrup has served as one of our directors since February 1999. Since 1997, Mr. Wenstrup has been employed by E.M. Warburg, Pincus & Co., LLC, an affiliate of Warburg, Pincus Equity Partners, L.P., one of our principal stockholders. Prior to joining Warburg, Pincus, he was with the Boston Consulting Group from 1991 to 1997. Mr. Wenstrup is also a director of Sonus Corp.

     Timothy T. Weglicki. Mr. Weglicki has served as one of our directors since December 1999. Mr. Weglicki has been a general partner of ABS Partners, L.P. since December 1993, a managing member of ABS Partners II, LLC since July 1996 and a managing member of ABS Partners III, LLC, the general partner of ABS Capital Partners III, L.P., one of our principal stockholders, since December 1998. Mr. Weglicki is also a director of SciQuest.com and Vitalcom, Inc.

     F. Selby Wellman. Mr. Wellman has served as one of our directors since February 2000. Mr. Wellman has been Senior Vice President and General Manager of the InterWorks Business Division and the Research Triangle Park, N.C. Corporate Site Executive for Cisco Systems Inc. since May 1997, Senior Vice President of Business Units at Cisco since March 1996 and Vice President and General Manager of the InterWorks Business Unit since April 1995. Prior to joining Cisco,
Mr. Wellman was Corporate Vice President of Sales, Marketing and Operations at FiberCom Inc. from 1988 to 1994. Mr. Wellman is also a Director of MCNC, the University of North Carolina Board of Visitors and the North Carolina State University College of Management Advisory Board.

     David G. Arella. Mr. Arella became our Senior Vice President, Manager Self-service in October 1999 following our acquisition of NOAH Software. He founded NOAH Software in 1991 and was its Chief Executive Officer until 1999. During the eight years prior to that time,

Mr. Arella held various management positions, including manager of the HR systems, technology and innovation group, at Apple Computer.

     Timothy F. McDonald. Mr. McDonald became our Senior Vice President, Marketing, in March 1999. Prior to that time, he was the Vice President of Marketing at United HealthCare from January 1996 to February 1999, and has held similar positions with MetraHealth, HealthSpring, Inc. and Value Health, Inc.

     Kenneth F. Phillips. Mr. Phillips founded our company in 1972 under the name Employee Communications Services, Inc. and served as its President until 1999. He has spent his career creating innovative solutions in the areas of employee benefits, compensation and human resources. He is the former president and current director of The New England Benefits Council.

BOARD OF DIRECTORS

     Our board currently consists of six directors. In accordance with our proposed amended and restated certificate of incorporation, immediately upon completion of this offering, our board of directors will be divided into three classes of directors serving staggered, three-year terms. As a result, approximately one-third of the members of our board of directors will be elected each year.

     We have established an audit committee and a compensation committee. The audit committee consists of Messrs. Wellman, Wenstrup and Weglicki. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits.

     The compensation committee consists of Mr. Hackett and Mr. Wellman. The compensation committee makes recommendations to the board of directors regarding our stock and compensation plans, approves compensation of executive officers and administers our equity participation plans. Prior to establishing the compensation committee, our board of directors determined compensation for executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

DIRECTOR COMPENSATION

     Our non-employee directors are reimbursed for expenses incurred in connection with attending board and committee meetings, but do not receive other cash compensation for their services as board or committee members. Our directors are eligible to participate in our equity participation plans.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by us during 1999 to our chief executive officer and to the four other most highly compensated executive officers who received salary and bonus compensation of more than $100,000 during 1999.

                             SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM COMPENSATION
                                                                                     ------------------------
                                                                                              AWARDS
                                                                                     ------------------------
                                                             ANNUAL COMPENSATION     RESTRICTED   SECURITIES
                                                             --------------------     STOCK       UNDERLYING
NAME AND POSITION                                    YEAR     SALARY      BONUS      AWARDS(1)      OPTIONS
--------------------------------------------------   ----    --------    --------    ---------    -----------
James G. Carlson
  Chief Executive Officer.........................   1999    $ 41,654    $100,000      $ 0.0               --
Timothy T. Clifford
  President and Chief Operating Officer...........   1999    $238,832    $100,000      $ 0.0               --
Donald R. Fitch
  Executive Vice President, Finance...............   1999    $146,993    $ 68,000      $ 0.0               --
A. Lee Ingram
  Chief Technology Officer........................   1999    $ 68,295    $ 29,167      $ 0.0               --
Susanne M. Bundy
  Executive Vice President, Sales and Professional
  Services........................................   1999    $ 54,205    $ 42,075         --          210,000

------------
(1) Messrs. Carlson, Clifford, Fitch and Ingram were issued 2,250,000, 2,250,000, 260,000 and 500,000 shares, respectively, of restricted common stock issued under our 1999 Equity Participation Plan, for which they paid between $0.02 and $0.50 per share These shares of common stock vest annually over four years and are subject to repurchase by us upon the officer's termination of employment at the original price paid for each share by that officer. These shares of common stock are eligible to receive dividends.

     The following table sets forth information with respect to stock options granted during the year ended December 31, 1999 to each of the named executive officers. All options were granted under our 1999 Equity Participation Plan. Options granted under the plan generally vest over a four-year period with 25% vesting at the first anniversary of the grant date and the remaining shares vesting in annual installments over the following three years. The compensation committee of our board of directors retains discretion to modify the terms of the options, including the price of outstanding options.

     The potential realizable value amounts in the last two columns of the following chart represent hypothetical gains or "option spread" that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. We do not necessarily agree that this method can properly determine the value of an option. Actual gains, if any, on stock option exercises are dependent upon numerous factors, including, but not limited to, the future performance of the common stock, overall market conditions and the option holder's continued employment through the vesting period, which factors are not reflected in this table. This table does not take into account any actual appreciation in the price of the common stock from the date of grant to the present.

                                                                                            POTENTIAL REALIZABLE
                                                     INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                                    ----------------------------------------------------      ANNUAL RATES OF
                                    NUMBER OF     % OF TOTAL                                    STOCK PRICE
                                    SECURITIES    OPTIONS         EXERCISE                    APPRECIATION FOR
                                    UNDERLYING    GRANTED TO       PRICE                        OPTION TERMS
                                     OPTIONS      EMPLOYEES IN     $/PER      EXPIRATION    --------------------
              NAME                   GRANTED      FISCAL YEAR      SHARE         DATE         5%           10%
---------------------------------   ----------    ------------    --------    ----------    -------      -------
James G. Carlson
  Chief Executive Officer........          --           --             --             --         --           --
Timothy T. Clifford
  President and Chief
  Operating Officer..............          --           --             --             --         --           --
Donald R. Fitch
  Executive Vice
  President, Finance.............          --           --             --             --         --           --
A. Lee Ingram
  Chief Technology Officer.......          --           --             --             --         --           --
Susanne M. Bundy
  Executive Vice President, Sales
  and Professional Services......     210,000         19.8%        $ 0.10      9/23/2009    $13,207      $33,469

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information regarding exercised stock options during the year ended December 31, 1999 and unexercised options held as of December 31, 1999 by each of the named executive officers. All options were granted under our 1999 Equity Participation Plan. The values for "in-the-money" options represent the positive spread, if any, between the respective exercise prices of each outstanding stock option and the fair market value of our common stock as of December 31, 1999.

                                                              NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                               OPTIONS AT FISCAL               OPTIONS AT FISCAL
                               SHARES         VALUE               YEAR-END(#)                     YEAR-END($)
                               ACQUIRED ON    REALIZED    ----------------------------    ----------------------------
            NAME               EXERCISE(#)     ($)        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----------------------------   -----------    --------    -----------    -------------    -----------    -------------
James G. Carlson
  Chief Executive Officer...        --           --            --                --            --                 --
Timothy T. Clifford
  President and Chief
  Operating Officer.........        --           --            --                --            --                 --
Donald R. Fitch
  Executive Vice President,
  Finance...................        --           --            --                --            --                 --
A. Lee Ingram
  Chief Technology
  Officer...................        --           --            --                --            --                 --
Susanne M. Bundy
  Executive Vice President,
  Sales and Professional
  Services..................        --           --            --           210,000            --          $ 273,000

1999 EQUITY PARTICIPATION PLAN

     During 1999, we adopted our 1999 Equity Participation Plan (the "1999 Plan"). As of February 29, 2000, 17,733,330 shares of common stock were reserved for issuance under the 1999 Plan. Of these shares, 12,532,000 shares were subject to outstanding option or restricted stock grants and 5,201,330 shares were available for future grants. Under the 1999 Plan, the eligible participants consist of our officers, key employees, directors and consultants. The 1999 Plan permits us to grant options to purchase shares of common stock, stock appreciation rights, restricted stock and performance shares, or any combination of the foregoing. Options may be "incentive stock options" that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for that tax treatment. With limited restrictions, if shares awarded under the 1999 Plan cease to be outstanding, then those shares will again become available for issuance under the 1999 Plan. The 1999 Plan expires in 2009.

     The compensation committee of our board of directors administers the 1999 Plan. That committee has the complete discretion to make all decisions relating to the interpretation and operation of the 1999 Plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

     The compensation committee may amend or terminate the 1999 Plan at any time. If the committee amends the 1999 Plan, stockholder approval of the amendment will be sought if the amendment will materially increase the number of shares under the 1999 Plan, materially reduce the minimum purchase price of common shares which may be subject to benefits under the 1999 Plan, or materially modify the eligibility requirements.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with James Carlson, Timothy Clifford, George Bickerstaff, Lee Ingram, Donald Fitch and Sidney Stolz, under which they will serve as our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, Executive Vice President-Finance and Executive Vice President-Business Development, respectively. The initial term of Mr. Carlson's, Mr. Clifford's and Mr. Bickerstaff's agreements expires on January 1, 2003. The initial term of each other agreement expires on January 1, 2002. The term of each employment agreement extends automatically for consecutive one-year periods unless terminated by either us or the executive upon 60 days' notice. Messrs. Carlson, Clifford, Bickerstaff, Ingram, Fitch and Stolz receive annual base salaries of $300,000, $300,000, $225,000, $175,000, $170,000 and $190,000, respectively, subject to increases as approved by our board of directors, and each is eligible to receive an annual cash bonus targeted at 50% of his annual base salary. These executives are also entitled to participate in such group welfare benefit plans as we may make available to our other senior executives. If we terminate any of these executives' employment without cause or the executive resigns for good reason following a substantial breach by us, the executive will continue to receive his base salary, bonus and benefits, subject to set-off for amounts received pursuant to new employment or business activities, for a specified period after the termination date. If the executive's employment is terminated within 18 months following a change of control, a specified portion of the executive's unvested options or restricted shares will immediately vest and become exercisable. Each executive has the right to terminate his employment at any time. In addition, these agreements provide that the executive will not disclose any of our confidential information for a period of five years after his term of employment and will not compete with us or solicit our business, clients or employees for a period of two years after his term of employment. We have entered into a similar agreement with Susanne Bundy, our Executive Vice President, Sales and Professional Services, under which her base salary is $198,000 and her bonus is determined by a formula relating to sales goals.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation further provides that any liability of our directors for monetary damages to us shall be eliminated to the fullest extent permissable under Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     o breach of their duty of loyalty to the corporation or its stockholders;

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     o any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by law. Our bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee or agent of our company for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

     We intend to enter into agreements to indemnify our directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will indemnify each of our directors for expenses (including attorneys' fees), judgments and settlement amounts incurred by that director in any action or proceeding, including any action by or in the right of us arising out of that person's services as one of our directors, any of our subsidiaries or any other company or enterprise to which that person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors. We have also obtained director and officer liability insurance that insures our officers and directors against certain liabilities.

     There is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

SECTION 401(K) PLAN

     We adopted a 401(k) tax-deferred savings plan for the benefit of our employees. The 401(k) plan is intended to be a qualified retirement plan under section 401 of the Internal Revenue Code so that contributions by our employees to the 401(k) plan, and income earned on plan contribution, are not taxable to our employees until withdrawn. All of our employees who have attained the age of 21 are eligible to participate in our 401(k) plan. The annual maximum contribution, including any matching contribution and profit sharing, is the lesser of 15% of an employee's annual compensation or the statutory limit of $10,500. We make matching contributions to the 401(k) plan at $0.50 per dollar of salary deferral contributed by a plan participant up to 6% of the participant's gross pay. Our contributions are subject to a five-year vesting schedule. The 401(k) plan is administered through Massachusetts Mutual Life. We may amend or terminate the 401(k) plan at any time, subject to conditions and restrictions imposed by the plan adoption agreement, the Internal Revenue Code and ERISA.

                              CERTAIN TRANSACTIONS

TRANSACTIONS RELATED TO THE RECAPITALIZATION AND REINCORPORATION OF OUR COMPANY

     On February 2, 1999, we completed the recapitalization of our company. In the recapitalization, Kenneth F. Phillips and Salvatore C. Percia, our founding stockholders, (1) exchanged their pre-recapitalization shares for 13,500,000 shares of our Series A preferred stock and warrants to purchase 1,500,000 shares of common stock at $1.00 per share and (2) each purchased 125,000 shares of our common stock for $0.02 per share. Under the recapitalization agreement, we are required to pay an amount to Mr. Phillips and Mr. Percia based on a formula determined by the revenues earned during 1999. This amount ranges from $0 to $1,500,000 and will be payable, at the option of Mr. Phillips and Mr. Percia, in either cash or up to 1,500,000 shares of common stock. Any payments in stock proportionately reduce the number of shares for which the warrants are exercisable. We have estimated that based on our 1999 operating results, Mr. Phillips and Mr. Percia have earned, and we have accrued, $1,000,000, at December 31, 1999.

     In connection with the foregoing recapitalization transactions, we entered into two-year employment agreements with Mr. Phillips and Mr. Percia, under which they each serve as an employee with duties assigned by our board. We may terminate Mr. Phillips' or Mr. Percia's employment with or without cause at any time during the term of the agreement. In addition, these agreements provide that Mr. Phillips and Mr. Percia will not disclose any of our confidential information for a period of five years after the term of employment and, provided Mr. Phillips or Mr. Percia is not terminated without cause, will not compete with us for a period of two years after the term of employment. In addition, Mr. Phillips and Mr. Percia will not solicit our business, clients or employees for a period of three years after the term of employment.

     Upon completion of the recapitalization, Warburg, Pincus Equity Partners, L.P. and four limited partnerships affiliated with Warburg, Pincus Equity Partners, L.P. (collectively, "Warburg Pincus") purchased 9,500,000 shares of our Series A preferred stock from Mr. Phillips and Mr. Percia and 3,250,000 shares of Series A preferred stock from us. Simultaneously, James G. Carlson, Timothy T. Clifford, and three other individuals purchased an aggregate of 750,000 shares of our Series A preferred stock and 4,720,000 shares of common stock in exchange for $594,400 of cash and secured promissory notes for $125,000, and all of the outstanding shares of a corporation owned by those investors. We sold an additional 435,000 shares of common stock to various employees for $0.02 per share upon completion of the recapitalization.

     Our company changed its name from Employee Communications Services, Inc. to Workscape, Inc. in May 1999 and reincorporated in Delaware in August 1999.

PREFERRED STOCK FINANCINGS

     In addition to the shares of Series A preferred stock issued in the transactions described above, between July 15, 1999 and December 17, 1999, pursuant to a series of private financings, we sold 7,691,666 shares of our Series B preferred stock at prices of $1.00 to $1.20 per share, 14,583,333 shares of our Series C preferred stock at a price of $1.20 per share and 12,000,000 shares of our Series D preferred stock at a price of $2.00 per share. We sold these securities pursuant to preferred stock purchase agreements, under which we made customary representations, warranties and covenants. In connection with these preferred stock financings, we and each purchaser of preferred stock executed the stockholders agreement and registration rights agreement described below. We will use a portion of the net proceeds from this offering to redeem all outstanding shares of our Series C preferred stock, as required by its terms, and to make required cash payments to the holders of Series D preferred stock upon conversion of those shares into common stock upon completion of this offering. Except for the Series C preferred stock, each outstanding share of preferred stock will convert into one share of common stock upon the completion of this offering. The purchasers of the preferred stock included, among others, the holders of 5% or more of our common stock, officers, directors and entities associated with directors as set forth below. For more detail on shares held by these purchasers, see "Principal Stockholders."

                                                                          SHARES OF PREFERRED STOCK PURCHASED
                                                                          ------------------------------------
INVESTOR                                                                  SERIES B      SERIES C     SERIES D
-----------------------------------------------------------------------   ---------    ----------    ---------
ABS Capital Partners III, L.P.(1)......................................          --            --    7,000,000
Warburg, Pincus Equity Partners, L.P.(2)...............................   7,500,000    14,583,333    5,000,000
Timothy F. McDonald....................................................      50,000*           --           --
Donald R. Fitch........................................................      50,000*           --           --
A. Lee Ingram..........................................................      50,000*           --           --
Susanne M. Bundy.......................................................      41,666*           --           --

------------
*  Pledged to us to secure a loan from us to purchase shares of our stock.

(1) Timothy T. Weglicki, who serves as one of our directors, is a managing member of ABS Partners III, LLC, the general partner of ABS Capital Partners III, L.P. which owns these shares. Mr. Weglicki may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by ABS Capital Partners III, L.P. Mr. Weglicki disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(2) The stockholder is Warburg, Pincus Equity Partners, L.P. (including three affiliated partnerships) ("WPEP"). Warburg, Pincus & Co. ("WP") is the sole general partner of WPEP. WPEP is managed by E.M. Warburg, Pincus & Co., LLC ("EMWP"). Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both entities. Patrick T. Hackett, a director of our company, is a general partner of WP and a managing director and member of EMWP. Mr. Hackett may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by WPEP. Mr. Hackett disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. David J. Wenstrup, one of our directors, is a Vice President of EMWP, the manager of WPEP.

     In addition, Warburg, Pincus Equity Partners, L.P. and related partnerships hold warrants to purchase 14,583,333 shares of common stock that were granted in connection with the sale of the Series C preferred stock. After the redemption of all outstanding shares of Series C preferred stock upon completion of this offering, the number of shares eligible for purchase under these warrants will be reduced to 8,283,333.

     During October and November 1999, we issued $10 million aggregate principal amount of 8% promissory notes to Warburg, Pincus Equity Partners, L.P. In December 1999, we issued 5,000,000 shares of our Series D preferred stock to Warburg Pincus, as described above, in exchange for these notes. On January 14, 2000, we made a payment of $116,667 to Warburg Pincus to repay interest due on these notes. For more information with respect to the 8% notes, see Note 7 of our audited financial statements beginning on page F-1 of this prospectus.

OTHER STOCK ISSUANCES

     Pursuant to our 1999 Equity Participation Plan, we sold 8,164,000 shares of our common stock to various employees and consultants, including the named executive officers, between February 1999 and November 1999 at prices from $0.02 to $0.50 per share. These shares of common stock vest annually over four years and the unvested portion is subject to repurchase by us at the price paid for each share by the employee. If we do not repurchase those unvested shares, they will automatically vest.

     On February 24, 2000, we sold 200,000 shares of our common stock to F. Selby Wellman, one of our directors, and 40,000 shares of our common stock to George Bickerstaff, our Chief Financial Officer, each at a price of $5.00 per share.

     On March 6, 2000 we sold 30,000 shares of our common stock to Sidney Stolz, our Executive Vice President, Business Development, at a price of $5.00 per share.

ACQUISITIONS

     Edify Corporation. On July 15, 1999, we completed the purchase of assets related to the employee self-service business of Edify Corporation. The purchase price for the acquired assets was $16,029,555 in cash plus the assumption of liabilities related to ongoing contracts of Edify. The acquired assets included Edify's employee self-service product and related tangible and intangible assets, inventory, technology, books and records, contracts and goodwill including Edify's HR client list, its proprietary employee self-service software, a license for Edify's Employee Workforce application server platform and the opportunity to recruit employee self-service domain experts.

     NOAH Software. On October 12, 1999, we purchased substantially all the assets of NOAH Software, Incorporated under an Asset Acquisition Agreement with NOAH and David G. Arella, the majority shareholder of NOAH and currently our Senior Vice President, Manager Self Service. The purchase price for the NOAH assets consisted of $3,273,960 in cash and 1,116,800 shares of our common stock and the assumption of specified liabilities related to ongoing contracts of NOAH. Concurrently with the execution and delivery of this agreement, we offered employment to all of NOAH's employees. In addition, we issued an aggregate of 483,200 shares of restricted stock to seven NOAH employees pursuant to restricted stock agreements. In connection with this transaction, we entered into a two-year employment agreement with David Arella, under which he will serve as our Senior Vice President, Manager Self-service.

STOCKHOLDERS AGREEMENT

     Under the Amended and Restated Stockholders Agreement among us, Warburg Pincus and other stockholders holding a majority of our stock, following this offering we must nominate and use our best efforts to have two people designated by Warburg Pincus elected to our board of directors as long as Warburg Pincus is the beneficial owner of at least 20% of our common stock. As long as Warburg Pincus beneficially owns at least 10% but less than 20% of our common stock, we must nominate and use our best efforts to have one person designated by Warburg Pincus elected to our board of directors. All other rights and obligations under this stockholders agreement will terminate upon completion of this offering.

REGISTRATION RIGHTS

     Under a registration rights agreement entered into between us and certain holders of our securities, we must register those shares of common stock, which we refer to as "registrable shares," if any of the following occurs:

     o after December 17, 2000, we receive written notice from the holders of 30% or more of the shares issued upon conversion of the Series D preferred stock issued in December 1999, or at any time we receive written notice from any other holder of registrable shares, requesting registration with respect to registrable shares having an aggregate price to the public of at least $10,000,000;

     o if we register our equity securities for our own account or for any other stockholder; or

     o if we receive written notice from either Warburg Pincus or ABS requesting that we effect a registration on Form S-3 (a shortened form of registration statement) with respect to registrable shares having an aggregate price to the public of at least $5,000,000 and we are then eligible to use Form S-3, which at the earliest could occur 12 months after the closing of this offering.

We will not be required to effect any registration within 180 days of the effective date of this offering or of the most recent Form S-3 registration.

     In addition to other conditions and limitations, if requested by the underwriters to decrease the number of shares registered, we can limit the number of shares included in the registration statement. The underwriters have requested that no registrable shares be registered in this offering. In addition, the holders of these registration rights have entered into lockup agreements and waived their registration rights until 180 days following this offering.

OTHER TRANSACTIONS

     We paid an aggregate of $383,245 to BEA Systems, Inc. in 1999 as rent for the sublease of our San Jose, California facilities. This sublease obligates us to pay $48,000 a month in rent until April 30, 2000. In addition, we also paid $16,000 in 1999 to BEA Systems for consulting services. In 2000, we paid $400,000 to WebXpress, Inc., an affiliate of BEA Systems, as prepayment of license and support fees under the terms of a software license agreement. Under this license agreement, additional payments may be made to WebXpress in the future. BEA Systems is an affiliate of Warburg Pincus.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of March 21, 2000 by:

     o each person or entity who is known by us to beneficially own more than 5% of our common stock;

     o each of the named executive officers and each of our directors; and

     o all of our officers and directors as a group.

     Percentage of ownership before the offering is based on 64,028,999 shares outstanding as of March 21, 2000. Percentage of ownership after the offering gives effect to the assumptions stated above under the heading "Prospectus Summary--The Offering."

     Beneficial ownership is calculated in accordance with SEC requirements. Under those requirements, we consider all shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days after March 21, 2000 to be outstanding for the purpose of computing the ownership percentage of the person holding those options or warrants, but we do not consider them to be outstanding for computing the ownership percentage of any other person.

     Unless otherwise indicated in the footnotes, each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

     Unless otherwise indicated below, the address of each individual listed in the table is Workscape, Inc., 11911 Freedom Drive, Suite 220, Reston, Virginia 21190.

                                                           NUMBER OF SHARES           PERCENTAGE OF SHARES
                                                          BENEFICIALLY OWNED           BENEFICIALLY OWNED
                                                       -------------------------    ------------------------
                                                         BEFORE         AFTER         BEFORE        AFTER
BENEFICIAL OWNER                                        OFFERING     OFFERING(5)     OFFERING      OFFERING
----------------------------------------------------   ----------    -----------    ----------    ----------
Warburg, Pincus Equity Partners, L.P.(1)............   54,416,666     33,533,333          69.2%             %
ABS Capital Partners III, L.P.(4)...................    7,000,000      7,000,000          10.9
James G. Carlson....................................    2,487,500      2,487,500           3.9
Timothy T. Clifford.................................    2,457,500      2,457,500           3.9
George W. Bickerstaff, III..........................       40,000         40,000             *             *
A. Lee Ingram.......................................      460,000        460,000             *
Susanne M. Bundy....................................            0              0             *             *
Donald R. Fitch.....................................      260,000        260,000             *             *
Sidney W. Stolz.....................................      280,000        280,000             *             *
Patrick T. Hackett(1) (2)...........................   54,416,666     33,533,333          69.2
David J. Wenstrup(3)................................            0              0             *             *
Timothy T. Weglicki(4)..............................    7,000,000      7,000,000          10.9
F. Selby Wellman....................................      250,000        250,000             *             *
All directors and executive officers as a group
  (11 persons)......................................   67,651,666     46,768,333          82.3

------------
*  Less than 1% of our outstanding common stock.

(1) The stockholder is Warburg, Pincus Equity Partners, L.P. (including three affiliated partnerships) ("WPEP"). Warburg, Pincus & Co. ("WP") is the sole general partner of WPEP. WPEP is managed by E.M. Warburg, Pincus & Co., LLC ("EMWP"). Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, NY 10017.

(2) Patrick T. Hackett, a director of our company, is a general partner of WP and a managing director and member of EMWP. Mr. Hackett may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by WPEP. All shares indicated as owned by Mr. Hackett are included because of his affiliation with the Warburg Pincus entities. Mr. Hackett disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(3) Excludes shares held by WPEP. David J. Wenstrup, a director of our company, is a Vice President of EMWP, the manager of WPEP.

(4) Timothy T. Weglicki, who serves as one of our directors, is a managing member of ABS Partners III, LLC, the general partner of ABS Capital Partners III, L.P. which owns these shares. Mr. Weglicki may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficiary owned by ABS Capital Partners III, L.P. Mr. Weglicki disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of ABS Capital Partners III is One South Street, Baltimore, MD 21202.

(5) Gives effect to the redemption of all shares of Series C preferred stock and a reduction of 6,300,000 shares eligible for purchase under outstanding warrants upon completion of the offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our amended and restated certificate of incorporation that will become effective upon the closing of this offering authorizes the issuance of up to 400,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of March 21, 2000, after giving effect to the conversion of all shares of Series A, Series B and Series D preferred stock into common stock and the redemption of our Series C preferred stock, 49,445,666 shares of common stock were outstanding.

     The following description provides a summary of the material rights and limitations relating to ownership of our capital stock. For a complete legal description of our capital stock, you should refer to our proposed amended and restated certificate of incorporation and bylaws, copies of which are included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Each holder of common stock will be entitled to one vote for each share on all matters to be voted upon by the stockholders. There are no cumulative voting rights.

     Subject to preferences to which holders of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends which our board of directors may declare from time to time out of funds legally available for dividends. If we liquidate, dissolve or wind up our operations, holders of common stock will be entitled to share ratably in our assets remaining after we pay our liabilities and satisfy any liquidation preference granted to the holders of any outstanding shares of preferred stock.

     Holders of common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

PREFERRED STOCK

     Under our proposed amended and restated certificate of incorporation, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of preferred stock, $0.01 par value per share, in one or more series, which may have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

     As of March 21, 2000, affiliates of Warburg Pincus held warrants to purchase 14,583,333 shares of common stock with a weighted average exercise price of $1.20. After the redemption of all outstanding shares of Series C preferred stock upon completion of this offering, the number of shares which can be purchased under these warrants will be reduced by 6,300,000 shares. Taking into account this reduction in shares, warrants to purchase 8,283,333 shares will expire in July 2009.

     In addition, in connection with our recapitalization in February 1999, we issued warrants to purchase up to 1,500,000 shares of common stock at $1.00 per share to Kenneth Phillips and Salvatore Percia. See "Certain
Transactions--Transactions Related to the Recapitalization and Reincorporation of our Company."

EFFECT OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS AND THE DELAWARE ANTI-TAKEOVER STATUTE

Delaware Anti-takeover Statute

     We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder," unless any of the following conditions are met:

     o before the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     o upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o on or after the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     o any merger or consolidation involving the corporation and the interested stockholder;

     o any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the corporation's assets involving the interested stockholder;

     o subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder;

     o any transaction involving the corporation that has the effect of increasing the proportionate share of any class or series of the corporation's stock beneficially owned by the interested stockholder; or

     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the corporation's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person.

     These provisions are designed to discourage coercive takeover practices and encourage persons or entities seeking to acquire control of a corporation to first negotiate with that corporation. However, these and other provisions could have the effect of making it more difficult to acquire our company by means of a tender offer, proxy contest or to remove our incumbent officers and directors.

Certificate of Incorporation and Bylaws

     In addition, our amended and restated certificate of incorporation and bylaws that will be in effect after the closing of this offering, as summarized below, may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for our common stock.

     Classified Board of Directors

     In accordance with our proposed amended and restated certificate of incorporation, immediately after the closing of this offering our board of directors will be divided into three classes of directors serving staggered, three-year terms. As a result, approximately one-third of the members of our board of directors will be elected each year. When coupled with the provision of our amended and restated certificate of incorporation authorizing our board of directors to fill vacant directorships and increase the size of the board of directors, these provisions may prevent stockholders from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by such removals with their own nominees. Directors may be removed by stockholders only for cause and only by the affirmative vote of at least 66 2/3% of the combined voting power of our outstanding voting stock, voting together as a single class.

     No Stockholder Action by Written Consent

     In accordance with our proposed amended and restated certificate of incorporation, our stockholders will be able to take action only at a duly called annual or special meeting of stockholders. Accordingly, our stockholders will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

     Amendments

     In accordance with our proposed amended and restated certificate of incorporation, the provisions described above can be amended only with the vote of at least 66 2/3% of our outstanding voting stock, voting together as a single class.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations

     In accordance with our proposed amended and restated bylaws, timely notice in writing must be provided by stockholders seeking to bring business before, or to nominate candidates for election as directors at, the annual meeting of stockholders. To be timely, stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders.

     If the date of the annual meeting of stockholders has been changed to be more than 30 days before or 70 days after that anniversary date, notice will be timely if received not later than the close of business on the tenth day following the date on which notice of the date of the meeting is made public.

     Our proposed amended and restated bylaws will also specify requirements as to the form and content of a stockholder's notice. These provisions may limit the ability of stockholders to bring matters before, or make nominations for directors at, an annual meeting of stockholders.

     Special Meetings of Stockholders

     In accordance with our proposed amended and restated bylaws, following the closing of this offering, special meetings of our stockholders can be called only by our board of directors, a majority of the members of our board of directors or a committee designated by our board of directors.

     Amendments to our Bylaws

     In accordance with our proposed amended and restated certificate of incorporation, our bylaws may be amended, altered or repealed only with the vote of at least 66 2/3% of our outstanding voting stock, voting together as a single class, or by our board of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we expect to have outstanding an
aggregate of          shares of common stock, assuming the issuance of
shares of common stock in this offering (assuming no exercise of the underwriters' over allotment option) and no exercise of options and warrants after January 31, 2000. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with the limitations of Rule 144 as described below.

SALES OF RESTRICTED SHARES

     The remaining 11,879,000 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act as summarized below. A substantial number of these shares will be subject to "lock-up" agreements providing that the stockholder will not offer, sell or otherwise dispose of any of the shares of common stock owned by that stockholder for a period of 180 days after the date of this offering. Deutsche Bank Securities Inc., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

DAYS AFTER DATE                                      SHARES
OF THIS PROSPECTUS                                ELIGIBLE FOR SALE                       COMMENT
-----------------------------------------------   -----------------   -----------------------------------------------

Upon effectiveness.............................                       Freely tradable shares eligible for sale under
                                                                        Rule 144(k) and not locked-up

90 days........................................                       Shares not locked-up and saleable under
                                                                        Rules 144 and 701

180 days.......................................                       Lock-up released; shares saleable under
                                                                        Rules 144 and 701

Various dates thereafter.......................                       Restricted securities held for one year or less
                                                                        as of 180 days following effectiveness

     After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our equity participation plans. Based upon the number of outstanding restricted shares and shares subject to outstanding options as of January 31, 2000 and currently reserved for issuance under these plans, this registration statement would cover approximately 17,733,330 shares. Shares registered under the registration statement will generally be available for sale in the open market immediately after the 180-day lock-up agreements expire.

     Also beginning 180 days after the date of this offering, holders of a majority of our common stock, including all shares issuable upon conversion of preferred stock, will be entitled to contractual rights with respect to registration of these shares for sale in the public market. These registration rights are described above under "Certain Transactions--Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

     o 1% of the number of shares of common stock then outstanding (which will
       equal approximately       shares immediately after this offering); or

     o the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are generally subject to the availability of current public information about our company.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a written compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this Prospectus in reliance on Rule 144 without having to comply with the holding period restrictions of Rule 144 and, in the case of non-affiliates, without having to comply with the holding period, public information, volume limitation or notice filing provisions of Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" (as defined in Rule 144) subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirements.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., FleetBoston Robertson Stephens Inc. and Warburg Dillon Read LLC, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                                        NUMBER OF
UNDERWRITER                                                                              SHARES
-----------                                                                             ---------
Deutsche Bank Securities Inc.........................................................
FleetBoston Robertson Stephens Inc...................................................
Warburg Dillon Read LLC..............................................................
                                                                                        ---------
       Total.........................................................................
                                                                                        ---------
                                                                                        ---------

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $     per share
under the public offering price. The underwriters may allow, and these dealers
may re-allow, a concession of not more than $      per share to other dealers.
After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than
30 days after the date of this prospectus, to purchase up to         additional
shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above tables bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on
which the             shares are being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common
stock. The underwriting fee is currently expected to be approximately     % of
the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                                        TOTAL FEES
                                                                      ----------------------------------------------
                                                                                               WITH FULL EXERCISE OF
                                                                      WITHOUT EXERCISE OF      OVER-ALLOTMENT
                                                     FEE PER SHARE    OVER-ALLOTMENT OPTION        OPTION
                                                     -------------    ---------------------    ---------------------
Fees paid by Workscape............................      $                    $                        $

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,750,000.

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, and certain holders of our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and issue shares under our equity
participation plans. In addition, we can sell up to an aggregate of       shares
to strategic and corporate partners without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "WSCP."

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to       shares for our vendors, customers and other
third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

     On January 18, 2000, ABS Employees Venture Fund, L.P., an affiliate of Deutsche Bank Securities Inc., purchased 375,000 shares of our Series D preferred stock at $2.00 per share.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

     o prevailing market conditions;

     o our results of operations in recent periods;

     o the present stage of our development;

     o the market capitalization and stage of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     o estimates of our business potential.

     The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited a statement of assets acquired and liabilities assumed as of July 15, 1999 and statements of revenues and direct operating costs for the three years in the period ended December 31, 1998, of the Employee Self Service business of Edify Corporation, as set forth in their report. We have included those financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited the financial statements of NOAH Software, Incorporated at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included those financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each case you should read the contract, agreement or other document, a copy of which is filed as an exhibit to the registration statement.

     You may read and copy all or any portion of the registration statement or any other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov).

     As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, accordingly, will file periodic reports, proxy statements and other information with the SEC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                             ----

WORKSCAPE, INC. (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)

Report of Ernst & Young LLP, Independent Auditors.........................................................    F-2

Balance Sheets............................................................................................    F-3

Statements of Operations..................................................................................    F-4

Statements of Stockholders' Equity (Deficit)..............................................................    F-5

Statements of Cash Flows..................................................................................    F-6

Notes to Financial Statements.............................................................................    F-8

EMPLOYEE SELF-SERVICE BUSINESS OF EDIFY CORPORATION

Report of Ernst & Young LLP, Independent Auditors.........................................................   F-25

Statement of Assets Acquired and Liabilities Assumed......................................................   F-26

Statements of Revenues and Direct Operating Expenses......................................................   F-27

Notes to Financial Statements.............................................................................   F-28

NOAH SOFTWARE, INCORPORATED

Report of Ernst & Young LLP, Independent Auditors.........................................................   F-31

Balance Sheets............................................................................................   F-32

Statements of Operations..................................................................................   F-33

Statements of Stockholder's (Deficit).....................................................................   F-34

Statements of Cash Flows..................................................................................   F-35

Notes to Financial Statements.............................................................................   F-36

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Workscape, Inc.

     We have audited the accompanying balance sheets of Workscape, Inc. (formerly Employee Communications Services, Inc.) as of December 31, 1998 and 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Workscape, Inc. (formerly Employee Communications Services, Inc.) at December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Ernst & Young LLP

McLean, VA
February 18, 2000, except for Note 15, as to which the date is March 20, 2000

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                                 BALANCE SHEETS

                                                                                                               PRO FORMA
                                                                                                             DECEMBER 31,
                                                                                      DECEMBER 31,               1999
                                                                               --------------------------    (SEE NOTE 15)
                                                                                  1998           1999
                                                                               ----------    ------------    --------------
                                                                                                              (UNAUDITED)
                                   ASSETS
Current assets:
  Cash and cash equivalents.................................................   $  218,026    $ 13,352,023     $ 13,352,023
  Accounts receivable, less allowance for doubtful accounts of $0 and
    $214,000 at December 31, 1998 and 1999, respectively....................    1,619,664       6,788,260        6,788,260
  Advances to employees.....................................................       32,437              --               --
  Prepaid expenses and other current assets.................................       81,282         479,531          479,531
                                                                               ----------    ------------     ------------

Total current assets........................................................    1,951,409      20,619,814       20,619,814
Property and equipment, net.................................................    1,107,128       3,943,850        3,943,850
Goodwill and intangible assets, net.........................................           --      22,060,377       22,060,377
Other assets................................................................           --         526,145          526,145
                                                                               ----------    ------------     ------------
Total assets................................................................   $3,058,537    $ 47,150,186     $ 47,150,186
                                                                               ----------    ------------     ------------
                                                                               ----------    ------------     ------------

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................................   $  479,740    $  1,317,585     $  1,317,585
  Accrued expenses..........................................................      384,317       2,937,154        2,937,154
  Accrued phantom stock liability...........................................      586,200              --               --
  Accrued compensation......................................................      262,293       4,262,560        4,262,560
  Unearned revenues.........................................................      416,550       2,191,856        2,191,856
  Notes payable in default..................................................      808,559         819,776          819,776
  Software license obligation, current portion..............................           --       2,287,419        2,287,419
  Due to Edify Corporation..................................................           --         425,000          425,000
  Due to holders of Series D Preferred Stock................................           --              --        7,920,000
                                                                               ----------    ------------     ------------
Total current liabilities...................................................    2,937,659      14,241,350       22,161,350

Software license obligation, net of current portion.........................           --       1,213,475        1,213,475

Redeemable convertible Series A, B and D Preferred Stock, $0.01 par value,
  37,200,000 shares authorized, 37,191,666 shares issued and outstanding at
  December 31, 1999, and no shares issued and outstanding at December 31,
  1999 on a pro forma basis; liquidation preference of $49,265,309 at
  December 31, 1999.........................................................           --      39,250,141               --
Redeemable Series C Preferred Stock, $0.01 par value, 14,583,333 shares authorized, at December 31, 1999, 14,583,333 shares issued and outstanding at December 31, 1999 and at December 31, 1999 on a pro forma basis, respectively; liquidation preference of $17,500,000 at December 31,
  1999......................................................................           --      15,397,800       15,397,800

Stockholders' equity (deficit):
  Common Stock, $1 par value, 150,000 shares authorized at December 31,
    1998, 500 shares issued and outstanding at December 31, 1998............          500              --               --
  Class A Common Stock, $0.01 par value, 98,500,000 shares authorized at
    December 31, 1999, 9,764,000 and 0 shares issued and outstanding at
    December 31, 1999 and at December 31, 1999 on a pro forma basis,
    respectively............................................................           --          97,640               --
  Class B Common Stock, $0.01 par value, 1,500,000 shares authorized at
    December 31, 1999, no shares issued and outstanding at December 31,
    1999 and at December 31, 1999 on a pro forma basis......................           --              --               --
  Common Stock, $0.01 par value, 100,000,000 shares authorized at
    December 31, 1999 on a pro forma basis, 46,955,666 shares issued and
    outstanding at December 31, 1999 on a pro forma basis...................           --              --          469,557
  Additional paid-in capital................................................           --       2,263,588       33,221,812
  Deferred stock compensation...............................................           --      (2,320,665)      (2,320,665)
  Stock subscription receivable.............................................           --         (91,900)         (91,900)
  Retained earnings (accumulated deficit)...................................      120,378     (22,901,243)     (22,901,243)
                                                                               ----------    ------------     ------------
Total stockholders' equity (deficit)........................................      120,878     (22,952,580)       8,377,561
                                                                               ----------    ------------     ------------
Total liabilities and stockholders' equity (deficit)........................   $3,058,537    $ 47,150,186     $ 47,150,186
                                                                               ----------    ------------     ------------
                                                                               ----------    ------------     ------------

                            See accompanying notes.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                            STATEMENTS OF OPERATIONS

                                                                             YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------
                                                                        1997          1998           1999
                                                                     ----------    ----------    ------------
Revenues:
  Hosted services.................................................   $4,415,779    $7,418,263    $ 11,087,299
  Software licensing and maintenance..............................           --            --       2,305,903
  Professional services...........................................           --            --       3,000,905
                                                                     ----------    ----------    ------------
       Total net revenues.........................................    4,415,779     7,418,263      16,394,107
Cost of revenues:
  Hosted services.................................................    1,987,233     3,085,257       7,819,345
  Software licensing and maintenance..............................           --            --         695,323
  Professional services...........................................           --            --       3,879,503
  Amortization of software acquired and software license rights...           --            --       1,655,692
                                                                     ----------    ----------    ------------
       Total cost of revenues.....................................    1,987,233     3,085,257      14,049,863
Gross profit......................................................    2,428,546     4,333,006       2,344,244
Other operating costs:
  Sales and marketing.............................................    1,372,603     1,895,699       8,001,653
  Research and development........................................           --            --       5,256,316
  General and administrative (exclusive of non-cash compensation
     expense shown below).........................................      815,983     1,957,638       8,251,773
  Non-cash compensation expense...................................           --            --         501,700
  Acquisition-related amortization................................           --            --       3,098,381
                                                                     ----------    ----------    ------------
Income (loss) from operations.....................................      239,960       479,669     (22,765,579)
Other income (expense):
  Interest expense................................................      (39,418)      (49,096)       (340,648)
  Interest income.................................................           --            --          84,606
                                                                     ----------    ----------    ------------
Income (loss) before provision for (benefit from) taxes...........      200,542       430,573     (23,021,621)
Provision for (benefit from) income taxes.........................           --            --              --
                                                                     ----------    ----------    ------------
Net income (loss).................................................      200,542       430,573     (23,021,621)
Accretion of Preferred Stock, dividends and warrants..............           --            --      (4,782,608)
                                                                     ----------    ----------    ------------
Net income (loss) available to common stockholders................      200,542       430,573     (27,804,229)
Pro forma provision for (benefit from) income taxes...............      115,761       228,388              --
                                                                     ----------    ----------    ------------
Pro forma net income (loss) available to common stockholders......   $   84,781    $  202,185    $(27,804,229)
                                                                     ----------    ----------    ------------
                                                                     ----------    ----------    ------------
Basic and diluted net income (loss) per share, after giving effect
  to pro forma income tax provision (benefit).....................   $   169.56    $   404.37    $     (88.94)
                                                                     ----------    ----------    ------------
                                                                     ----------    ----------    ------------
Pro forma basic and diluted net income (loss) per share...........                               $      (1.18)
                                                                                                 ------------
                                                                                                 ------------
Shares used in calculation of net income (loss) per share:
  Basic and diluted...............................................          500           500         312,626
                                                                     ----------    ----------    ------------
                                                                     ----------    ----------    ------------
  Proforma basic and diluted......................................                                 20,273,927
                                                                                                 ------------
                                                                                                 ------------

                            See accompanying notes.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                               CLASS B
                         COMMON STOCK        CLASS A                                      DEFERRED                    RETAINED
                                           COMMON STOCK      COMMON STOCK   ADDITIONAL      STOCK       STOCK         EARNINGS
                        --------------  ------------------  --------------    PAID-IN      COMPEN-    SUBSCRIPTION  (ACCUMULATED
                        SHARES  AMOUNT   SHARES    AMOUNT   SHARES  AMOUNT    CAPITAL      SATION     RECEIVABLE      DEFICIT)
                        ------  ------  ---------  -------  ------  ------  -----------  -----------  ------------  ------------
Balance at December 31,
  1996.................   500   $ 500          --  $    --    --      $--   $        --  $        --    $     --    $    316,263
  Net income...........    --      --          --       --    --      --             --           --          --         200,542
                         ----   ------  ---------  -------    --      --    -----------  -----------    --------    ------------
Balance at December 31,
  1997.................   500     500          --       --    --      --             --           --          --         516,805
  Net income...........    --      --          --       --    --      --             --           --          --         430,573
  Distributions........    --      --          --       --    --      --             --           --          --        (827,000)
                         ----   ------  ---------  -------    --      --    -----------  -----------    --------    ------------
Balance at December 31,
  1998.................   500     500          --       --    --      --             --           --          --         120,378
  Recapitalization of
    the Company........  (500)   (500)    250,000    2,500    --      --          2,500           --          --              --
  Issuance of Common
    Stock to new
    management and
    other investors in
    connection with
    recapitalization...    --      --   4,720,000   47,200    --      --         47,200           --          --              --
  Issuance of Common
    Stock to employees
    and consultants....    --      --   3,677,200   36,772    --      --        491,028           --     (91,900)             --
  Issuance of Common
    Stock in connection
    with acquisition of
    NOAH Software,
    Incorporated.......    --      --   1,116,800   11,168    --      --        547,232           --          --              --
  Accretion of
    Preferred Stock and
    related
    dividends..........    --      --          --       --    --      --     (4,648,116)          --          --              --
  Allocation of fair
    value of
    warrants...........    --      --          --       --    --      --      2,916,667           --          --              --
  Accretion of fair
    value of
    warrants...........    --      --          --       --    --      --       (134,493)          --          --              --
  Issuance of
    compensatory stock
    options............    --      --          --       --    --      --      2,580,765   (2,822,365)         --              --
  Amortization of
    deferred stock
    compensation.......    --      --          --       --    --      --             --      501,700          --              --
  Contribution to
    capital by founding
    stockholders.......    --      --          --       --    --      --        460,805           --          --              --
  Net loss.............    --      --          --       --    --      --             --           --          --     (23,021,621)
                         ----   ------  ---------  -------    --      --    -----------  -----------    --------    ------------
Balance at December 31,
  1999.................    --   $  --   9,764,000  $97,640    --      $--   $ 2,263,588  $(2,320,665)   $(91,900)   $(22,901,243)
                         ----   ------  ---------  -------    --      --    -----------  -----------    --------    ------------
                         ----   ------  ---------  -------    --      --    -----------  -----------    --------    ------------


                             TOTAL
                         STOCKHOLDERS'
                            EQUITY
                           (DEFICIT)
                         -------------
Balance at December 31,
  1996.................  $     316,763
  Net income...........        200,542
                         -------------
Balance at December 31,
  1997.................        517,305
  Net income...........        430,573
  Distributions........       (827,000)
                         -------------
Balance at December 31,
  1998.................        120,878
  Recapitalization of
    the Company........          4,500
  Issuance of Common
    Stock to new
    management and
    other investors in
    connection with
    recapitalization...         94,400
  Issuance of Common
    Stock to employees
    and consultants....        435,900
  Issuance of Common
    Stock in connection
    with acquisition of
    NOAH Software,
    Incorporated.......        558,400
  Accretion of
    Preferred Stock and
    related
    dividends..........     (4,648,116)
  Allocation of fair
    value of
    warrants...........      2,916,667
  Accretion of fair
    value of
    warrants...........       (134,493)
  Issuance of
    compensatory stock
    options............       (241,600)
  Amortization of
    deferred stock
    compensation.......        501,700
  Contribution to
    capital by founding
    stockholders.......        460,805
  Net loss.............    (23,021,621)
                         -------------
Balance at December 31,
  1999.................  $ (22,952,580)
                         -------------
                         -------------

                            See accompanying notes.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                            STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------
                                                                         1997         1998           1999
                                                                       --------    ----------    ------------
OPERATING ACTIVITIES
Net income (loss)...................................................   $200,542    $  430,573    $(23,021,621)
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
     Loss on disposal of equipment..................................         --         8,903              --
     Depreciation on property and equipment.........................    207,703       295,406         746,288
     Amortization on goodwill and intangible assets.................         --            --       4,754,074
     Non-cash stock compensation....................................         --            --         501,700
     Allowance for doubtful accounts                                    (45,000)           --         214,000
     Changes in assets and liabilities:
       Accounts receivable..........................................   (786,142)     (128,819)     (5,670,348)
       Advances to employees........................................     (2,007)      (14,625)         32,437
       Prepaid expenses and other current assets....................      8,189        17,776        (582,138)
       Accounts payable.............................................     11,476       265,976         491,197
       Accrued expenses.............................................     35,461       230,670       2,552,437
       Accrued phantom stock liability..............................     30,900       555,300        (586,200)
       Accrued compensation.........................................     73,476       188,817       4,000,267
       Unearned revenues............................................    392,469      (480,791)        265,679
                                                                       --------    ----------    ------------
Net cash provided by (used in) operating activities.................    127,067     1,369,186     (16,302,228)

INVESTING ACTIVITIES
Purchases of property and equipment.................................   (475,499)     (736,741)     (3,371,943)
Acquisitions of businesses, net of cash acquired....................         --            --     (19,469,953)
                                                                       --------    ----------    ------------
Net cash used in investing activities...............................   (475,499)     (736,741)    (22,841,896)

FINANCING ACTIVITIES
Proceeds from line of credit........................................         --       600,000         400,000
Principal repayments of line of credit..............................         --      (600,000)       (400,000)
Proceeds from issuance of notes payable.............................    238,333       500,000      10,250,000
Principal repayments of notes payable...............................    (67,955)      (95,152)       (238,783)
Payments of software license obligation.............................         --            --      (1,169,100)
Stockholder distributions...........................................         --      (827,000)             --
Proceeds from sale of Common Stock..................................         --            --         293,700
Contribution to capital by founding stockholders....................                                  460,804
Proceeds from sale of redeemable convertible Preferred Stock........         --            --      25,203,250
Proceeds from sale of redeemable Preferred Stock....................         --            --      17,478,250
                                                                       --------    ----------    ------------
Net cash provided by (used in) financing activities.................    170,378      (422,152)     52,278,121

Net increase (decrease) in cash and cash equivalents................   (178,054)      210,293      13,133,997
Cash and cash equivalents at beginning of year......................    185,787         7,733         218,026
                                                                       --------    ----------    ------------
Cash and cash equivalents at end of year............................   $  7,733    $  218,026    $ 13,352,023
                                                                       --------    ----------    ------------
                                                                       --------    ----------    ------------

                            See accompanying notes.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                     STATEMENTS OF CASH FLOWS--(CONTINUED)

                                                                               YEAR ENDED DECEMBER 31,
                                                                        -------------------------------------
                                                                          1997         1998          1999
                                                                        --------    ----------    -----------
Supplemental disclosure of cash flow information:
  Interest paid......................................................   $ 40,000    $   51,000    $   216,000
                                                                        --------    ----------    -----------
                                                                        --------    ----------    -----------

Schedule of noncash investing and financing activities:
  Acquisitions of businesses:
     Fair value of assets acquired...................................                             $26,628,843
     Cash paid.......................................................                             (19,443,465)
     Fair value of stock issued......................................                                (658,400)
     Software license obligation due to Edify Corporation............                              (4,669,994)
                                                                                                  -----------
     Liabilities assumed.............................................                             $ 1,856,984
                                                                                                  -----------
                                                                                                  -----------

Issuance of stock subscription receivable to officers
  and employees for common stock.....................................                             $    91,900
                                                                                                  -----------
                                                                                                  -----------
Issuance of stock subscription receivable to officers and employees
  for preferred stock................................................                             $   325,000
                                                                                                  -----------
                                                                                                  -----------
Deferred stock compensation related to options granted
  and stock issued...................................................                             $ 2,822,365
                                                                                                  -----------
                                                                                                  -----------
Allocation of fair value of warrants.................................                             $ 2,916,667
                                                                                                  -----------
                                                                                                  -----------
Accretion for fair value of warrants.................................                             $   134,493
                                                                                                  -----------
                                                                                                  -----------
Accretion of Preferred Stock and related dividends...................                             $ 4,648,116
                                                                                                  -----------
                                                                                                  -----------
Conversion of debt to Preferred Stock................................                             $10,000,000
                                                                                                  -----------
                                                                                                  -----------
Accrual associated with earnout due to Edify Corporation.............                             $   425,000
                                                                                                  -----------
                                                                                                  -----------

                            See accompanying notes.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

     Workscape, Inc. (the "Company"), formerly named Employee Communications Services, Inc., was originally incorporated on March 1, 1972 under the laws of Massachusetts and reincorporated in August 1999 as a Delaware corporation.

     The Company is a provider of Web-enabled human resource ("HR") self-service solutions to large organizations. The Company offers a suite of software solutions that enable employers to improve service to employees, enhance employee communications and increase overall organizational effectiveness. The Company's "employee self-service" solutions interface directly with employees, providing interactive access to HR information and services. The Company also offers "manager self-service" solutions which enable managers to manage their workforce more effectively by automating many tasks and providing up-to-date HR-related information. The Company delivers its solutions by hosting its proprietary software for clients at its data center, licensing software applications to employers for use on premises or creating a hybrid hosted/on-premise solution.

2. MANAGEMENT'S PLANS FOR FINANCING OPERATIONS

     The Company has incurred operating losses in 1999 and had an accumulated deficit of $22,901,243 at December 31, 1999. Activities during 1999 have been primarily financed through the private placements of equity securities. Cash and cash equivalents totaled $13,352,023 at December 31, 1999. The Company has raised $11,325,000 in cash through the sale of stock subsequent to year end. The Company is planning to file a registration statement with the Securities and Exchange Commission ("SEC") to raise approximately $100 million in an initial public offering ("IPO") of its common stock. If this IPO is not consummated, the Company will need to raise additional capital through the issuance of equity securities from current investors or other private and public investors to support planned operations. If the Company is unable to raise additional capital, the Company will have to significantly reduce its planned research and development and sales and marketing expenses, including employment reductions, or generate sufficient revenues to cover its operating expenses. There can be no assurance that the Company will be able to raise additional financing and that if such financing is available, that the terms of the financing will be satisfactory to the Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are considered to be available for sale.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Financial Instruments

     The carrying value of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximates fair value.

  Concentration of Credit Risk

     Financial instruments, that potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company deposits its cash with financial institutions that the Company considers to be of high credit quality. With respect to accounts receivable, the Company performs ongoing credit evaluations of its customers, generally does not require collateral, and maintains an allowance for doubtful accounts based on historical experience and management's expectations.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are calculated on the straight-line method over the following estimated useful lives of the assets:

Computer and office equipment           Three to five years
Furniture and fixtures                  Seven years
Leasehold improvements                  Shorter of lease term or useful life


  Goodwill and Intangible Assets

     Goodwill and intangible assets, including customer lists, contracts, workforce and software, are amortized on a straight-line basis over two to three years.

  Impairment of Long-Lived Assets

     The Company evaluates its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the future discounted cash flows compared to the carrying amount of the asset. In addition, the Company continually evaluates the recoverability of enterprise goodwill by assessing whether the book value can be recovered through the expected and undiscounted cash flows.

  Revenue Recognition

     The Company's revenues are derived from the following sources: (1) hosted services, (2) software licensing and maintenance and (3) professional services.

     Hosted service revenues pursuant to time and material and, to a lesser extent, fixed fee arrangements are recognized proportionately as services are provided. The Company invoices customers monthly and payment terms are generally 30-45 days. Payments received in excess of revenues recognized are classified as Unearned Revenues in the Balance Sheets. Provisions

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) for estimated losses are made on an individual basis and are recognized in the period in which such losses are incurred.

     Software licensing and maintenance revenues generally represent sales of software licenses, not requiring significant modification and customization services, and maintenance services originating from the Company's acquisition of assets of the Employee Self-Service Business of Edify Corporation. Professional service revenues generally consist of (1) consulting services to support the premise-based software products purchased in connection with the Company's acquisition of the assets of the Employee Self-Service Business of Edify Corporation, and (2) customization and installation services associated with the sale of software purchased in connection with the Company's acquisition of assets of NOAH Software, Incorporated.

     For software licensing sales not requiring significant modification and customization services and where services are not essential to the functionality of the software, the Company generally recognizes software licensing revenues when all the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed and determinable, and (4) collectibility is probable. In addition, for arrangements with multiple obligations to provide existing and future products, maintenance and professional services, revenues must be allocated to each component of the arrangement based on evidence of fair value which is specific to the Company, or for products not yet being sold separately, the price established by management. The Company determines vendor-specific objective evidence of fair value ("VSOEFV") for maintenance by reference to the renewal maintenance prices paid by customers. The Company determines VSOEFV for its professional services by reference to the price charged when the professional services are sold to customers, absent any other products and services. Once fair value is determined, the Company recognizes revenues from maintenance fees ratably over the term of the service period, which is typically 12-15 months. Payments for maintenance fees are generally made in advance. The Company recognizes professional service revenues from consulting activities under these arrangements as the services are provided.

     When the Company enters into a license agreement with a customer requiring significant modification and customization of the software, as in the case of software purchased in connection with the Company's acquisition of the assets of NOAH Software, Incorporated, the Company recognizes revenues under the arrangement using contract accounting, as prescribed by SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." For these arrangements the Company has applied the completed contract method under SOP 81-1 as the contracts contain certain acceptance criteria and cancellation provisions that lapse at the completion of the services. Under the completed contract method, the Company recognizes the revenues and direct costs upon the lapse of the cancellation and acceptance periods. The Company capitalizes direct labor costs associated with these contracts and expenses such costs upon recognition of revenues.

     Unearned revenues represent the difference between amounts invoiced and amounts recognized as revenues and generally consist of deferred maintenance fees and deferred software licensing fees and installation services for arrangements requiring significant modification and customization services. The Company generally doesn't offer specified upgrades or incrementally significant, as defined by SOP 97-2, discounts; if such elements

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) were offered and VSOEFV could not be determined for such elements, the Company would defer all revenues until the element is delivered or VSOEFV is established.

     During 1998 and 1999, the Company recognized revenues in accordance with Statement of Position No. 97-2, "Software Revenue Recognition." Prior to 1998, the Company recognized revenues in accordance with Statement of Position
No. 91-1, "Software Revenue Recognition."

     In December 1998, Statement of Position No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" was issued. The provisions of SOP 98-9 were adopted in 1999, and the adoption did not have a material impact on the Company's financial statements.

  Cost of Revenues

     Cost of revenues include all direct materials, direct labor and those indirect costs related to revenues such as indirect labor, materials and supplies, equipment rent, depreciation, facility costs, and amortization of software acquired and software license rights.

  Significant Customer

     For the year ended December 31, 1999, one customer accounted for 20% of net revenues. The Company operates solely within one business segment, the provision of software application products through both hosted and premise-based solutions and related installation, consulting, training, and maintenance services. Through December 31, 1999, the Company had no export sales.

  Software Development Costs

     Costs related to the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility (in the form of a working model) of the product has been established, at which time such costs are capitalized, subject to expected recoverability. During the years ended December 31, 1997, 1998, and 1999, the Company has not capitalized any development costs related to software products since technological feasibility (in the form of a working model) has not been reached.

  Stock Options

     The Company accounts for its stock-based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method. Stock-based compensation related to options granted to non-employees is accounted for using the fair value method in accordance with the Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation." The Company has made pro forma disclosures required by FAS 123 for all options granted.

  Advertising Costs

     The Company expenses advertising as incurred. Advertising expense was $27,900, $102,300, and $1,506,617 for the years ended December 31, 1997, 1998, and 1999, respectively.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  Income Taxes

     The Company, with the consent of its stockholders, made an election under Subchapter S of the Internal Revenue Code, effective as of January 1, 1997, not to be subject to income taxes at the corporate level. As a result, the income or loss of the Company is included in the current taxable income of the individual stockholders, and accordingly, the statements of operations contain no provision for income taxes for the years ended December 31, 1997 and 1998.

     On January 1, 1999, the Company, together with its stockholders, made an election to be taxed as a C corporation, pursuant to the Internal Revenue Code. Accordingly, the Company accounted for its income taxes in 1999 using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

     For periods prior to January 1, 1999, the unaudited pro forma income tax information included in the Statements of Operations and Note 11 is presented in accordance with FAS 109, as if the Company had been subject to Federal and State income taxes for the years ended December 31, 1997 and 1998.

  Comprehensive Income (Loss)

     For the years ended December 31, 1997, 1998 and 1999, the Company's net income (loss) reflects comprehensive income (loss) and accordingly, no additional disclosure is presented.

  Net Income (Loss) Per Share and Pro Forma Net Income (Loss) Per Share

     Basic net income (loss) per share is based on the weighted average shares outstanding during the period. Diluted net income (loss) per share increases the shares used in the basic net income (loss) per share calculation by the dilutive effects of options, unvested common stock, warrants, and convertible securities. The Company's common stock equivalent shares outstanding from stock options, unvested common stock, warrants and convertible securities are excluded from the diluted net income (loss) per share computation as their effect is antidilutive.

     Pro forma net income (loss) per share for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, B, and D Preferred Stock into shares of the Company's Common Stock ("Common Stock") as if such conversion occurred at the date of original issuance. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net income (loss) per share of 19,961,301 shares for the year ended December 31, 1999.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
     The following table presents the calculation of basic and diluted and pro forma basic and diluted net income (loss) per common share:

                                                                                YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------
                                                                           1997        1998          1999
                                                                          -------    --------    ------------
Net income (loss) available to common stockholders, after giving effect
  to the pro forma income tax provision (benefit)......................   $84,781    $202,185    $(27,804,229)
                                                                          -------    --------    ------------
                                                                          -------    --------    ------------
Basic and diluted:
  Weighted average shares of common stock outstanding..................       500         500       6,246,882
  Less: Weighted average shares subject to repurchase..................        --          --      (5,934,256)
                                                                          -------    --------    ------------
Weighted average shares used in computing basic and diluted net income
  (loss) per common share..............................................       500         500         312,626
                                                                          -------    --------    ------------
                                                                          -------    --------    ------------
Basic and diluted net income (loss) per share, after giving effect to
  the pro forma income tax provision (benefit).........................   $169.56    $ 404.37    $     (88.94)
                                                                          -------    --------    ------------
                                                                          -------    --------    ------------
Pro forma:
  Net income (loss) available to common stockholders...................                          $(27,804,229)
  Add: Accretion of Preferred Stock and dividends (unaudited)..........                             3,946,391
                                                                                                 ------------
  Pro forma net income (loss) available to common stockholders
     (unaudited).......................................................                          $(23,857,838)
                                                                                                 ------------
                                                                                                 ------------
  Shares used above....................................................                               312,626
  Adjustment to reflect weighted effect of assumed conversion of
     convertible Preferred Stock (unaudited)...........................                            19,961,301
                                                                                                 ------------
  Shares used in computing pro forma basic and diluted net income
     (loss) per share (unaudited)......................................                            20,273,927
                                                                                                 ------------
                                                                                                 ------------
  Pro forma basic and diluted net income (loss) per share
     (unaudited).......................................................                          $      (1.18)
                                                                                                 ------------
                                                                                                 ------------

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31:

                                                                               1998          1999
                                                                            ----------    ----------
Computer and office equipment............................................   $2,048,450    $4,473,280
Furniture and fixtures...................................................      376,147       899,909
Leasehold improvements...................................................       42,496       364,307
Software.................................................................           --       312,607
                                                                            ----------    ----------
                                                                             2,467,093     6,050,103
Less: accumulated depreciation...........................................   (1,359,965)   (2,106,253)
                                                                            ----------    ----------
                                                                            $1,107,128    $3,943,850
                                                                            ----------    ----------
                                                                            ----------    ----------

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5. GOODWILL AND INTANGIBLES

     Goodwill and intangible assets arising from the Company's acquisitions in 1999 (see Note 6) are summarized as follows at December 31, 1999:

                                                                          CARRYING       AMORTIZATION
                                                                           AMOUNT           PERIOD
                                                                         -----------    --------------
Goodwill..............................................................   $ 8,739,381       3 years
Software acquired.....................................................     2,511,675       3 years
Software license rights...............................................     4,669,994       2 years
Customer lists........................................................    10,025,000       3 years
Contracts.............................................................       686,250    Contract life
Workforce.............................................................       182,151       2 years
                                                                         -----------
       Total..........................................................    26,814,451
                                                                         -----------
Less: accumulated amortization........................................    (4,754,074)
                                                                         -----------
                                                                         $22,060,377
                                                                         -----------
                                                                         -----------

6. ACQUISITIONS

     On July 15, 1999, the Company acquired certain assets of Edify Corporation's Employee Self-Service Business for $16,029,555 in cash. In connection with this acquisition, the Company entered into a Value Added Reseller Agreement ("VAR agreement") in which the Company obtained a two-year license to use, copy, and distribute Edify's Electronic WorkForce software product ("EWF"). As part of the VAR agreement, the Company agreed to pay eight quarterly payments of $625,000 for the two-year period ($5,000,000) plus a bonus license of an additional $625,000 per quarter upon the achievement of certain stipulated revenue goals during the first four quarters of the agreement. The Company has capitalized the present value of the amounts due to Edify Corporation under the VAR agreement as an intangible asset ("software license rights") and is amortizing such asset over the two-year term of the VAR agreement. The Company has recorded the bonus license of $425,000, the amount earned as of December 31, 1999, as additional purchase price and is amortizing such asset over the remaining period of the VAR agreement. Pursuant to the acquisition agreement, the Company is required to pay retention bonuses to employees still employed by the Company on the anniversary date of the acquisition. The Company has expensed and accrued the amount as of December 31, 1999 for the portion of services rendered during 1999. This amount is not part of the purchase price allocation.

     On October 12, 1999, the Company acquired substantially all the assets of NOAH Software, Incorporated for $3,273,960 in cash and 1,116,800 shares of the Company's Class A Common Stock. The Company valued the shares of the Company's Class A Common Stock at $558,400, which the Company estimates as the fair market value of its Common Stock on the acquisition date. Pursuant to the acquisition agreement, the Company is required to pay retention bonuses to employees still employed by the Company on the anniversary date of the acquisition. The Company has expensed and accrued the amount as of December 31, 1999 for the portion of the services rendered during 1999. This amount is not part of the purchase price allocation.

     All these acquisitions were accounted for using the purchase method of accounting. Accordingly, the operations of the acquired businesses were included in the Company's Statements of Operations after the respective dates of acquisitions. Assets and liabilities acquired in connection with these acquisitions were recorded at their estimated fair market values.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

6. ACQUISITIONS--(CONTINUED)
     The following pro forma information gives effect to the aforementioned acquisitions as if such acquisitions had occurred on January 1, 1998 and 1999, respectively:

                                                                YEAR ENDED DECEMBER 31,
                                                               ---------------------------
                                                                  1998            1999
                                                               -----------    ------------
                                                                       (UNAUDITED)
Net revenues................................................   $28,633,600    $ 24,879,996
                                                               -----------    ------------
                                                               -----------    ------------
Net loss available to common stockholders...................   $(7,425,231)   $(30,435,311)
                                                               -----------    ------------
                                                               -----------    ------------
Basic and diluted net loss per share........................   $     (6.65)   $     (29.73)
                                                               -----------    ------------
                                                               -----------    ------------

     The historical financial information included in the above pro forma information for the Employee Self Service business of Edify Corporation only includes revenues and identifiable direct operating expenses. Since Edify Corporation did not maintain separate accounting records for the Employee Self Service business, there is no reasonable basis to allocate corporate overhead costs, interest expense and income taxes to the financial information of the acquired business. Therefore, the results of operations may not be representative of the acquired business had the corporate overhead expense information been available.

7. NOTES PAYABLE

     Notes payable consist of the following at December 31:

                                                                         1998        1999
                                                                       --------    --------
Bank note payable; original principal of $460,000; payable in monthly installments of $9,500 including interest at 8.78% per annum through March 2002, secured by the Company's assets, and personally guaranteed by the Company's two founding
  stockholders......................................................   $322,553    $233,228
Bank note payable; original principal of $500,000; payable in monthly installments of $9,846 including interest at a variable rate (6.77% and 7.38% per annum at December 31, 1998 and 1999, respectively) through October 2003, secured by the Company's assets and personally guaranteed by the Company's two founding
  stockholders......................................................    486,006     398,049
Bank note payable; original principal amount of $250,000; payable in
  32 monthly installments of $8,508 and one final balloon
  installment including interest at 8.38% per annum through
  December 15, 2001, secured by the Company's assets, and
  personally guaranteed by the Company's two founding
  stockholders......................................................         --     188,499
                                                                       --------    --------
                                                                        808,559     819,776
Less: current portion...............................................   (808,559)   (819,776)
                                                                       --------    --------
                                                                       $     --    $     --
                                                                       --------    --------
                                                                       --------    --------

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

7. NOTES PAYABLE--(CONTINUED)
     Provisions of the loan agreements require the Company to maintain minimum financial ratios and limit the Company's ability to make distributions and incur additional debt. At December 31, 1998 and 1999, the Company was not in compliance with certain provisions of one of the notes payable. Therefore, all the notes payable with the bank are in default and the balance of the notes payable in default of $808,559 and $819,776 at December 31, 1998 and 1999, respectively, is classified as a current liability.

     During October and November 1999, the Company received $10 million from an investor in exchange for notes payable. The notes bore interest at 8%. During December 1999, the outstanding $10 million notes payable were repaid through the issuance of 5,000,000 shares of Series D Preferred Stock. See Note 8. Accrued interest was paid subsequent to December 31, 1999.

8. STOCKHOLDERS' EQUITY (DEFICIT)

     During 1999, the Company amended its Articles of Organization to create new classes of capital stock: Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Preferred Stock, Series D Convertible Preferred Stock, Class A Common Stock, and Class B Common Stock.

PREFERRED STOCK

     The following table summarizes the significant terms of the Company's Series A Convertible Preferred Stock ("Series A Preferred Stock"), Series B Convertible Preferred Stock ("Series B Preferred Stock"), Series C Preferred Stock ("Series C Preferred Stock") and Series D Convertible Preferred Stock ("Series D Preferred Stock") as of December 31, 1999:

                                     SHARES
                      SHARES       ISSUED AND
                    AUTHORIZED     OUTSTANDING      LIQUIDATION PREFERENCE     DIVIDEND RIGHTS       REDEMPTION PRICE
                    ----------     -----------     ------------------------    ---------------    -----------------------
Series A........    17,500,000     17,500,000            $17,500,000           $0.08 per share       $1.00 per share,
                                                      ($1.00 per share,          cumulative       plus accrued dividends
                                                   plus accrued dividends)

Series B........     7,700,000      7,691,666             $7,691,666           $0.08 per share       $1.00 per share,
                                                      ($1.00 per share,          cumulative       plus accrued dividends
                                                   plus accrued dividends)

Series C........    14,583,333     14,583,333            $17,500,000           $0.08 per share       $1.20 per share,
                                                      ($1.20 per share,          cumulative       plus accrued dividends
                                                   plus accrued dividends)

Series D........    12,000,000     12,000,000            $24,073,643           $0.08 per share          (see below)
                                                         (see below)           non-cumulative

     The holders of Series A Preferred Stock and Series B Preferred Stock are entitled to receive, when declared by the Board of Directors, dividends, payable annually on or before December 31 of each year; provided, however, that the Board of Directors may elect to defer such payments until such time as it determines dividends shall be paid. The holders of Series C Preferred Stock are entitled to receive, when declared by the Board of Directors, dividends, payable quarterly on or before, December 31, March 31, June 30, and September 30 of each year (beginning September 30, 1999); provided, however, that the Board of Directors may elect to defer such payments until such time as it determines the dividends shall be paid. Each share of Series A Preferred Stock, Series B Preferred Stock, and Series D Preferred Stock

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

8. STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED) is convertible into one share of Class A Common Stock at any time (voluntary conversion) subject to adjustment under certain dilutive circumstances. Conversion is automatic in the event of a public offering of Common Stock in which the aggregate net proceeds to the Company are not less than $40 million. In an automatic conversion, the conversion rights for Series A Preferred Stock and Series B Preferred Stock remain the same as in a voluntary conversion, and for holders of Series D Preferred Stock, each share of Series D Preferred Stock will convert into one share of common stock, plus $0.66 in cash. The holders of Series A, Series B and Series D Preferred Stock are entitled to one vote per share. In the event of liquidation or winding up of the Company, holders of Series D Preferred Stock shall receive a liquidation preference of $2.00 per share plus an additional amount calculated as 8% per annum, compounded annually, on $2.00 per share from the issuance date to the payment date, plus any accrued dividends. After payment of the liquidation preference to holders of Preferred Stock, the remaining assets of the Company shall be distributed between holders of Preferred Stock and Common Stock. The mandatory redemption dates for all series of Preferred Stock is the fifth, sixth, and seventh anniversaries of the initial issuance date of the Series D Preferred Stock at a rate of 33.33% for each anniversary date. The Series C Preferred Stock is also mandatorily redeemable upon a qualified public offering. Series C Preferred Stock may be redeemed at the Company's option at any time. Series D Preferred Stock shall be redeemed by the Company at a price of $2.00 per share, plus an additional amount calculated as 8% per annum, compounded annually, on $2.00 per share from the issuance date to the redemption date, plus any accrued dividends.

     The difference between the redemption price of the Preferred Stock and the carrying value of the Preferred Stock is being accreted over the period from the issuance date to the redemption date using the effective interest method.

COMMON STOCK

     The Company authorized 100,000,000 shares of Common Stock, $0.01 par value, of which 98,500,000 and 1,500,000 has been designated as Class A Common Stock ("Class A Common Stock") and Class B Common Stock ("Class B Common Stock"), respectively. Dividends may be declared and paid on the Common Stock, subject in all cases to the rights and preferences of the holders of Preferred Stock and to authorization by the Board of Directors. In the event of liquidation or winding up of the Company and after the payment of all preferential amounts required to be paid to the holders of any series of Preferred Stock, the holders of the Class B Common Stock shall receive a liquidation preference of $1.00 (subject to any adjustment in the event of a stock dividend or stock split) per share before any liquidation distributions are made to the holders of Class A Common Stock. When such liquidation preference is paid in full to the holders of issued and outstanding Class B Common Stock, a liquidation preference of $0.20 per share shall be paid to the holders of the Class A Common Stock. Any remaining funds shall be distributed among the holders of the issued and outstanding Class A Common Stock and Class B Common Stock as if they were then a single class of stock.

     In accordance with the Company's Amended and Restated Certificate of Incorporation, if the Series A, Series B and Series D Preferred Stock shall be converted to Common Stock upon consummation of a qualified offering, then each share of Class A Common Stock and Class B Common Stock shall be automatically re-designated as a single class of stock known as Common Stock.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

8. STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)
EQUITY TRANSACTIONS

     On February 2, 1999, the Company, the founding stockholders, certain new management investors ("Management Investors"), and a group of investment funds managed by Warburg, Pincus & Co. ("Warburg") entered into an Agreement and Plan of Recapitalization and Sale ("Recapitalization Agreement"). Pursuant to the Recapitalization Agreement, the founding stockholders of the Company exchanged their outstanding capital stock for an aggregate 13,500,000 shares of Series A Preferred Stock and warrants to purchase 1,500,000 shares of Class B Common Stock at $1.00 per share. The Company did not allocate any value to the warrants as the fair value of the warrants on the issuance date was deemed immaterial to the financial statements. In addition, the Company would pay an additional amount to the founding stockholders/employees based on a formula determined by the revenues earned during 1999. The additional amount ranges from $0 to $1,500,000 and will be payable, at the option of the stockholders, in either cash or up to 1,500,000 shares of the Company's Class B Common Stock (which would effectively be the exercise of the warrants for which the founding stockholders would give no cash). The Company has estimated that based on the Company's 1999 operating results, the founding stockholders/employees have earned $1,000,000, and the Company has accrued $1,000,000 at December 31, 1999. Also, the founding stockholders purchased an aggregate 250,000 shares of Class A Common Stock for $5,000. Warburg then purchased an aggregate 9,500,000 shares of Series A Preferred Stock from the founding stockholders at a purchase price of $1.00 per share, and purchased an additional 3,250,000 shares of Series A Preferred Stock at a purchase price of $1.00 per share from the Company for $3,250,000.

     On February 2, 1999 and in connection with the Recapitalization Agreement, the Management Investors and other individuals purchased an aggregate 750,000 shares of Series A Preferred Stock and 4,720,000 shares of Class A Common Stock (subject to terms and conditions discussed in Note 9) in exchange for consideration consisting of cash ($594,400), secured promissory notes ($125,000), and all of the outstanding shares of MCO2, Inc. ($125,000), a holding company owned by the Management Investors. The full recourse promissory notes for $125,000 bear interest at 4.71% per annum, are secured by shares purchased, and are due in five years, or the investor's earlier termination of employment with the Company.

     On July 12, 1999, the Board of Directors declared and approved a stock dividend of nine shares for every one share of the Company's Common Stock and Preferred Stock for each stockholder of record as of July 9, 1999. All references in the accompanying financial statements to the number of shares and per share amounts have been restated for the stock dividend.

     On July 15, 1999, the Company entered into a Securities Purchase Agreement with certain partnerships affiliated with Warburg. In accordance with this agreement, the Company sold 7,500,000 shares of Series B Preferred Stock ($1.00 per share, the price which was established in the Recapitalization Agreement in February 1999), 14,583,333 shares of Series C Preferred Stock ($1.20 per share), and warrants to purchase 14,583,333 shares of Class A Common Stock for $25,000,000 in cash. Each of these warrants entitles the holder to purchase one share of Class A Common Stock for $1.20 per share from the time of issuance until July 13, 2009. The Company allocated $2,916,667 to the value of the warrants based on their estimated fair value on the date of issuance. The $2,916,667 will be accounted for as additional

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

8. STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED) dividends over the redemption period of the Series C Preferred Stock. Pursuant to the Securities Purchase Agreement, the number of warrants outstanding will be reduced by 6,300,000 warrants upon redemption of the Series C Preferred Stock (upon completion of a qualified public offering by the Company).

     On December 17, 1999, the Company entered into a Securities Purchase Agreement with certain partnerships affiliated with Warburg and a new investor, ABS Capital Partners III, L.P. In accordance with this agreement, the Company sold 12,000,000 shares of Series D Preferred Stock in exchange for $10,000,000 in notes payable (see Note 7) and $14,000,000 in cash.

     During 1999, the Company sold to various employees 191,666 shares of Series B Preferred Stock at purchase prices ranging from $1.00 to $1.20 per share in exchange for secured promissory notes of $200,000. The full recourse promissory notes bear interest at 4.71% per annum, are secured by the shares purchased, and are due in five years or earlier termination of employment.

9. INCENTIVE STOCK PROGRAM

     In 1999, the Company adopted the Workscape, Inc. Amended and Restated Incentive Stock Program ("the Program") to provide for the granting of stock awards, such as stock options, restricted common stock, and stock appreciation rights (no stock appreciation rights granted during 1999) to employees, directors and other individuals as determined by the Board of Directors. The Company has reserved 9,333,330, subsequently increased to 17,733,330 shares in January 2000, of Class A Common Stock under the Program.

     Stock options granted under the Program may be either incentive stock options ("ISOs"), as defined by the Internal Revenue Code, or nonqualified stock options. The Board of Directors determines who will receive options under the Program and sets the terms, including vesting dates. Options may have a maximum term of no more than ten years. The exercise price of ISOs granted under the Program must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonqualified options is determined by the Board of Directors.

     In connection with the granting of stock options to employees, the Company recorded deferred stock compensation totaling $503,045 in the year ended December 31, 1999, of which $16,939 for the vested portion of the options was recorded as non-cash stock compensation during the year ended December 31, 1999. The total amount represents the difference between the exercise price and the deemed fair value of the Company's Common Stock for accounting purposes on the date these stock options were granted. The amortization of the remaining deferred stock compensation will result in additional charges to operations through fiscal 2003. The amortization of deferred stock compensation is classified as a separate component of operating expenses in the Statements of Operations.

     During 1999, the Company sold or issued to various employees and consultants (for past services rendered) 3,677,200 shares of restricted Class A Common Stock at purchase prices ranging from $0.02 to $0.50 for $435,900 in cash and $91,900 in stock subscription receivables, of which $91,900 was paid subsequent to December 31, 1999. The shares of restricted Class A Common Stock issued under the Program generally vest over a four-year period or as defined in the subscription agreement, and the unvested shares are subject to repurchase by the Company upon termination of employment at the original purchase price. The Company has 90 days to notify the employee of its intent to repurchase. Should the Company elect not to

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

9. INCENTIVE STOCK PROGRAM--(CONTINUED)
repurchase, the unvested shares of Class A Common Stock will automatically accelerate. For all issuances of Class A Common Stock whose purchase prices were below the deemed fair market value of the Class A Common Stock, the Company recorded deferred stock compensation of $2,319,320, of which $484,761 was recognized as stock compensation expense during the year ended December 31, 1999 for the vested portion of the Class A Common Stock. The balance of the deferred stock compensation will be amortized to expense over the remaining vesting period of the Class A Common Stock. The amortization of deferred stock compensation is classified as a separate component of operating expenses in the Statements of Operations.

     The exercise price of stock options may be paid in cash or by issuance of a full recourse promissory note. If an option expires, terminates or is canceled, the shares not purchased by the option holder, or in the case of restricted Common Stock the shares repurchased by the Company, may become available for additional awards under the Program.

     Option and restricted common stock activity are summarized as follows:

                                                                    WEIGHTED                 WEIGHTED
                                           SHARES       SHARES      AVERAGE    RESTRICTED    AVERAGE
                                          AVAILABLE   OUTSTANDING    PRICE       COMMON       PRICE
                                            UNDER     UNDER STOCK     PER        SHARES        PER
                                           PROGRAM     OPTIONS       SHARE     OUTSTANDING    SHARE
                                          ---------   -----------   --------   -----------   --------
Balance at December 31, 1998.............        --           --     $   --    $        --    $   --
  Granted/Issued.........................   106,830    1,062,500       0.24      8,164,000    $ 0.05
  Exercised..............................        --           --         --             --        --
  Canceled/Repurchased...................        --           --         --             --        --
                                          ---------    ---------     ------    -----------    ------
Balance at December 31, 1999.............   106,830    1,062,500     $ 0.24      8,164,000    $ 0.05
                                          ---------    ---------     ------    -----------    ------
                                          ---------    ---------     ------    -----------    ------
Exercisable/Vested.......................        --           --     $   --    $        --    $   --
                                          ---------    ---------     ------    -----------    ------
                                          ---------    ---------     ------    -----------    ------

     The weighted average fair value of options granted in 1999 was $0.62 per share. The options are exercisable over a four-year vesting period and expire at various dates through 2009. Exercise prices for options outstanding as of December 31, 1999, ranged from $0.10 to $0.50. The weighted average remaining contractual life of those options at December 31, 1999 was 9.8 years.

     Pro forma information regarding net loss and loss per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options and unvested shares of restricted common stock under the fair value method of FAS 123. The fair value for these options and unvested shares of restricted common stock was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1999: risk free interest rate of 5.5%, dividend yield of 0%, volatility of .7, and a weighted average expected life of the option and unvested stock of four years.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

9. INCENTIVE STOCK PROGRAM--(CONTINUED)

     Had the Company recorded compensation expense in accordance with FAS 123, the net loss and net loss per share would have been:

                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                                    1999
                                                                                ------------
Pro forma net loss...........................................................   $(23,311,291)
                                                                                ------------
                                                                                ------------
Pro forma basic and diluted net loss per share...............................   $     (74.57)
                                                                                ------------
                                                                                ------------

10. STOCK APPRECIATION INCENTIVE PLAN

     The Company terminated its Stock Appreciation Incentive Plan (the "Plan") for selected key employees. In 1998, the Company agreed to pay approximately $586,200 to the holders of Stock Units under the Plan in exchange for the Stock Units and in connection with the termination of the Plan. As the Company had accrued $30,900 relating to the Plan as of December 31, 1997, the remaining $555,300 was expensed in 1998.

11. COMMITMENTS

     The Company leases office facilities, office equipment and vehicles under various noncancelable operating leases. The leases contain various renewal options. Rent expense for the years ended December 31, 1997, 1998, and 1999 was approximately $232,000, $269,000, and $899,000, respectively.

     Future minimum lease payments as of December 31, 1999 are as follows:

2000...........................................................................  $   1,914,833
2001...........................................................................      2,049,601
2002...........................................................................      1,968,185
2003...........................................................................      1,681,670
2004 and thereafter............................................................      2,238,861
                                                                                 -------------
                                                                                 $   9,853,150
                                                                                 -------------
                                                                                 -------------

     During February 1999, the Company entered into two-year term employment agreements with certain executives under which the Company is obligated to pay base salaries of $1,205,000 for each of the two-year periods under the contract.

12. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

12. INCOME TAXES--(CONTINUED)
used for income tax purposes. Significant components of the Company's net deferred income taxes consists of the following:

                                                                                 DECEMBER 31,
                                                                                     1999
                                                                                 ------------
Deferred tax assets:
  Net operating loss carryforwards............................................   $  7,274,265
  Unearned revenues...........................................................        260,487
  Accrued expenses............................................................        576,995
  Amortization................................................................      1,600,275
                                                                                 ------------
                                                                                    9,712,022
Deferred tax liabilities......................................................             --
  Valuation allowance.........................................................     (9,712,022)
                                                                                 ------------
Total deferred tax assets.....................................................   $         --
                                                                                 ------------
                                                                                 ------------

     FAS 109 requires a valuation allowance to reduce the deferred tax assets reported, if based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, management has determined that a $9,712,022 valuation allowance at December 31, 1999 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 1999, the Company has available net operating loss carryforwards of $18,212,981 that expire in 2019, if unused.

     The provision for (benefit from) income taxes can be reconciled to the income tax that would result from applying the statutory rate to the net income
(loss) before income taxes as follows:

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1999
                                                                                 ------------
Tax at statutory rates........................................................   $ (7,997,676)
Nondeductible expenses for income tax purposes................................         46,611
States taxes, net of federal benefit..........................................     (1,760,957)
Valuation allowance...........................................................      9,712,022
                                                                                 ------------
  Provision for (benefit from) income taxes...................................   $         --
                                                                                 ------------
                                                                                 ------------

     Pro forma income tax provision (benefit) is comprised of the following:

                                                                YEARS ENDED DECEMBER 31,
                                                                -------------------------
                                                                  1997            1998
                                                                ---------       ---------
Pro forma current expense....................................   $ 215,998       $ 336,367
Pro forma deferred tax expense (benefit).....................    (100,237)       (107,979)
                                                                ---------       ---------
Pro forma income tax provision (benefit).....................   $ 115,761       $ 228,388
                                                                ---------       ---------
                                                                ---------       ---------

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

12. INCOME TAXES--(CONTINUED)
     Significant components of the Company's pro forma net deferred income taxes consists of the following:

                                                                      DECEMBER 31,
                                                                -------------------------
                                                                  1997            1998
                                                                ---------       ---------
Pro forma deferred tax assets:
  Accrued expenses...........................................   $ 141,908       $ 249,887
                                                                ---------       ---------
                                                                  141,908         249,887
Pro forma deferred tax liabilities...........................          --              --
                                                                ---------       ---------
Total pro forma deferred tax assets..........................   $ 141,908       $ 249,887
                                                                ---------       ---------
                                                                ---------       ---------

     A reconciliation between the pro forma amount of income taxes and the pro forma amount computed by multiplying the applicable statutory tax rate times the net income (loss) before income taxes is as follows.

                                                                          YEARS ENDED DECEMBER 31,
                                                                          -------------------------
                                                                            1997            1998
                                                                          ---------       ---------
Pro forma tax at statutory rates.......................................   $  68,184       $ 146,395
Nondeductible expenses for pro forma income tax purposes...............      35,665          47,870
Pro forma state taxes, net of federal benefit..........................      11,912          25,576
Other..................................................................          --           8,547
                                                                          ---------       ---------
Pro forma provision for (benefit from) income taxes....................   $ 115,761       $ 228,388
                                                                          ---------       ---------
                                                                          ---------       ---------

13. EMPLOYEE BENEFIT PLAN

     The Company maintains a defined contribution retirement plan for all eligible employees. Under this 401(k) retirement plan, employees who have met certain eligibility requirements may make voluntary contributions to the retirement program in the form of salary reductions. The Company, at the discretion of the Board of Directors, may make contributions to the retirement plan equal to a percentage of each employee's wages. Company contributions for the years ended December 31, 1997, 1998, and 1999 were approximately $73,000, $135,000 and $211,000, respectively.

14. RELATED PARTY TRANSACTIONS

     During the year ended December 31, 1998, the Company paid approximately $415,000 for management services to a company affiliated by common ownership. During the year ended December 31, 1999, the Company received approximately $10,400 from the same company for services performed by Company employees.

     In addition, during 1999, the Company paid $383,245 for rent and $16,000 for consulting services to another entity affiliated by common ownership with the Company.

                                WORKSCAPE, INC.
               (FORMERLY EMPLOYEE COMMUNICATIONS SERVICES, INC.)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

15. SUBSEQUENT EVENTS

     In January 2000, the Company increased its authorized Series D Preferred Stock to 12,375,000 shares and subsequently sold 375,000 shares of Series D Preferred Stock to a new investor for $750,000 of cash ($2.00 per share).

     In January 2000, the Company paid $400,000 to an affiliate of an investor ("Licensor") as prepayment of license and support fees under the terms of a software license agreement. Under this software license agreement, the Company may be required to make additional royalty payments to the licensor based on sales where the licensed software is integrated in the Company's products.

     During January and February 2000, the Company granted options to purchase 3,295,500 shares of Class A Common Stock at prices ranging from $3.00-$5.00 per share. During 2000, the Company will record a deferred stock compensation charge of $6,291,000 that will be amortized over the vesting period of the options.

     In February 2000, the Company's Board of Directors approved to increase the authorized number of shares of common stock to 400,000,000 and authorized number of shares of preferred stock to 10,000,000.

     On February 9, 2000, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock in an initial public offering.

     On February 15, 2000, the Company sold 800,000 shares of Common Stock to a new investor, affiliated by common ownership with the Company, for $4,000,000 in cash ($5.00 per share).

     On February 24, 2000, the Company sold an aggregate of 285,000 shares of Common Stock to two employees and a Board of Directors member for $1,425,000 in cash ($5.00 per share).

     On March 6, 2000, the Company executed an agreement with Exodus Communications, Inc. ("Exodus") under which Exodus agreed to provide data center management services to the Company for a monthly fee of approximately $35,000 through February 2001.

     On March 6, 2000, the Company sold 30,000 shares of Common Stock to an employee for $150,000 in cash ($5.00 per share).

     On March 20, 2000, the Company sold 1,000,000 shares of Common Stock to a new investor for $5,000,000 in cash ($5.00 per share).

     Immediately upon completion of the initial public offering, all outstanding shares of Series A, Series B and Series D Preferred Stock will convert into 37,191,666 shares of Common Stock and the holders of Series D Preferred Stock will be paid $7,920,000 upon the mandatory conversion to Common Stock. Additionally, Class A Common Stock and Class B Common Stock will be redesignated as a single class of Common Stock. The balance sheets include pro forma information as of December 31, 1999 to reflect such events upon consummation of the Company's initial public offering.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Workscape, Inc.

We have audited the accompanying statement of assets acquired and liabilities assumed in connection with Workcape, Inc.'s purchase of the Employee Self-Service Business of Edify Corporation and the accompanying statements of revenues and direct operating costs of the Employee Self-Service Business of Edify Corporation for the years ended December 31, 1996, 1997, and 1998. These statements are the responsibility of Workscape, Inc.'s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for inclusion in the Form S-1 of Workscape, Inc., on the basis of presentation as described in Note 2, and are not intended to be a complete presentation of the financial position and results of operations of Edify Corporation's Employee Self-Service Business. As more fully described in Note 2 to the financial statements, the statements of revenues and direct operating costs have been prepared based upon management's estimates, and therefore may not be indicative of the results of operations that would have occurred had the Employee Self-Service Business operated as an unaffiliated entity.

In our opinion, such statements present fairly, in all material respects, the assets acquired and liabilities assumed by Workscape, Inc. and the statements of revenues and direct operating costs of the Employee Self-Service Business of Edify Corporation for the years ended December 31, 1996, 1997, and 1998, on the basis of presentation as described in Note 2, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Ernst & Young LLP

McLean, Virginia
January 28, 2000

              EMPLOYEE SELF-SERVICE BUSINESS OF EDIFY CORPORATION
              STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

                                                                                                         AS OF
                                                                                                      JULY 15, 1999
                                                                                                      -------------
Property and equipment, net........................................................................     $ 121,039
Other assets.......................................................................................        28,000
                                                                                                        ---------
  Total assets acquired............................................................................     $ 149,039
                                                                                                        ---------
                                                                                                        ---------

Unearned revenues..................................................................................     $ 897,346
                                                                                                        ---------
  Total liabilities assumed........................................................................     $ 897,346
                                                                                                        ---------
                                                                                                        ---------

Excess of liabilities assumed over assets acquired.................................................     $(748,307)
                                                                                                        ---------
                                                                                                        ---------

                            See accompanying notes.

              EMPLOYEE SELF-SERVICE BUSINESS OF EDIFY CORPORATION
              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                           YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                   ----------------------------------------    --------------------------
                                      1996          1997           1998           1998           1999
                                   ----------    -----------    -----------    -----------    -----------
                                                                               (UNAUDITED)    (UNAUDITED)
Revenues........................   $9,639,588    $14,313,634    $20,449,399    $10,455,361    $ 7,342,260
                                   ----------    -----------    -----------    -----------    -----------
Direct operating expenses:
  Cost of revenues..............    1,470,710      2,478,952      6,220,467      3,150,177      3,558,019
  Sales and marketing...........    3,023,500      4,211,961      7,334,501      3,712,637      4,098,483
  Research and development......      773,168        832,967      1,642,352        831,500        844,666
  General and administrative....      730,329        715,176      1,428,018        724,922        822,888
                                   ----------    -----------    -----------    -----------    -----------
Excess (deficiency) of revenues
  over direct operating
  expenses......................   $3,641,881    $ 6,074,578    $ 3,824,061    $ 2,036,125    $(1,981,796)
                                   ----------    -----------    -----------    -----------    -----------
                                   ----------    -----------    -----------    -----------    -----------

                            See accompanying notes.

               EDIFY CORPORATION'S EMPLOYEE SELF-SERVICE BUSINESS
                         NOTES TO FINANCIAL STATEMENTS

1. BACKGROUND

     The Employee Self-Service Business of Edify Corporation supplied enterprise self service software solutions that enabled organizations to automate, integrate and personalize interactions with employees through multiple channels, including the Internet, corporate intranets and the telephone.

     On July 15, 1999, Edify Corporation ("Edify") sold its Employee Self-Service Business ("Acquired Business") to Workscape, Inc. ("Workscape") for approximately $16 million in cash plus $5 million in connection with a software license of Edify's EWF software. The Acquired Business was not tracked as a separate business unit of Edify Corporation, and as such, no financial statements of the Acquired Business were available.

2. BASIS OF PRESENTATION

     The Acquired Business was not a "stand-alone" division or subsidiary of Edify and was not accounted for separately. The Acquired Business did not maintain its own stand-alone treasury, legal, financial, information systems, and other similar corporate support functions. As a result, the distinct and separate accounts necessary to present an individual balance sheet, statement of operations, and cash flow statement of the Acquired Business have not been maintained. Therefore, the financial information presented is limited to statement of assets acquired and liabilities assumed by Workscape and the statements of revenues and direct operating expenses for the years ended December 31, 1996, 1997, and 1998, and it is not intended to present the financial position or results of operations of the Acquired Business had it been a "stand alone" entity.

  Statement of Assets Acquired and Liabilities Assumed

     The statement of assets acquired and liabilities assumed includes property and equipment, other assets and unearned revenues, consistent with the terms of the Asset Acquisition Agreement between Workscape and Edify.

  Statements of Revenues and Direct Operating Expenses

     For purposes of preparing the statements of revenues and direct operating expenses, revenues of the Acquired Business were specifically identified and accumulated from the general ledger and other supporting schedules. Management allocated direct operating expenses (other than salaries and commissions) to the Acquired Business based on the proportion that the Employee Self-Service Business revenues bear to total revenues of Edify. Salaries and commissions associated with the Acquired Business were specifically identified and accumulated based upon payroll records.

     These allocations are believed to be reasonable under the circumstances. However, the Acquired Business may not be indicative of conditions that would have existed or results that would have occurred had the Acquired Business operated as an unaffiliated entity.

     The same allocation methodologies were used for each of the financial years and periods presented in these statements.

     A statement of cash flow is not presented because the Acquired Business did not maintain its own cash accounts and components, such as the changes in working capital, are not available to prepare the cash flow information.

               EDIFY CORPORATION'S EMPLOYEE SELF-SERVICE BUSINESS
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Property and Equipment

     Property and equipment consists of computer and office equipment and is recorded at cost. Depreciation is calculated using the straight-line method over the useful life, which ranges from three to five years. Accumulated depreciation was approximately $80,000 at July 15, 1999.

  Unearned Revenues

     Unearned revenues consists of amounts received in advance of amounts recognized as revenues. Unearned revenues specifically consists of amounts related to post-contract support and service contracts for which revenue was recognized ratably over the contract period by Edify and whose performance was assumed by Workscape upon the acquisition of the Acquired Business.

  Revenue Recognition

     The Acquired Business generally recognizes software licensing revenues when all the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed and determinable, and
(4) collectibility is probable. In addition, for arrangements with multiple obligations to provide existing and future products, maintenance and professional services, revenues must be allocated to each component of the arrangement based on evidence of fair value which is specific to the Acquired Business, or for products not yet being sold separately, the price established by management. The Acquired Business determines vendor-specific objective evidence of fair value for its maintenance and professional services by reference to the price charged when the maintenance and professional services are sold separately to customers, absent any other products and services. Once fair value is determined, the Company recognizes revenues from maintenance fees ratably over the term of the service period, which is typically 12-15 months. Payments for maintenance fees are generally made in advance. The Company recognizes professional service revenues from consulting activities under these arrangements as the services are provided.

     Revenues from fixed-price consulting contracts are recognized using the percentage of completion method. Estimated losses are recorded in the period in which they are incurred. Revenues from time and materials contracts are recognized as services are performed.

     During 1998, the Company recognized revenues in accordance with Statement of Position No. 97-2, "Software Revenue Recognition." Prior to 1998, the Company recognized revenues in accordance with Statement of Position No. 91-1, "Software Revenue Recognition."

     In December 1998, Statement of Position No. 98-9, "Modification of
SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" was issued. The provisions of SOP 98-9 were adopted in 1999, and the adoption did not have a material impact on the Company's financial statements.

  Interim Financial Statements

     The accompanying unaudited interim financial statements for June 30, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 1999 are not necessarily indicative

               EDIFY CORPORATION'S EMPLOYEE SELF-SERVICE BUSINESS
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) of the results that may be expected for the year ended December 31, 1999. See basis of presentation in Note 2.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

4. INCOME TAXES

     The accompanying statements of revenues and direct operating expenses do not include charges for income taxes because income taxes are considered to be corporate expenses of Edify Corporation.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
NOAH Software, Incorporated

We have audited the accompanying balance sheets of NOAH Software, Incorporated as of December 31, 1996, 1997 and 1998 and the related statements of operations, stockholder's deficit, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NOAH Software, Incorporated at December 31, 1996, 1997, and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Ernst & Young LLP

McLean, Virginia
September 21, 1999

                          NOAH SOFTWARE, INCORPORATED
                                 BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                        ----------------------    SEPTEMBER 30,
                                                                          1997         1998          1999
                                                                        ---------    ---------    -------------
                                                                                                  (UNAUDITED)
                               ASSETS
Current assets:
  Cash...............................................................   $      --    $   2,864      $  19,454
  Accounts receivable................................................      13,125       70,570             --
  Prepaid expenses...................................................          --        9,583          2,500
                                                                        ---------    ---------      ---------
Total current assets.................................................      13,125       83,017         21,954
Property and equipment, net..........................................      14,963       76,124         60,038
                                                                        ---------    ---------      ---------
     Total assets....................................................   $  28,088    $ 159,141      $  81,992
                                                                        ---------    ---------      ---------
                                                                        ---------    ---------      ---------

                LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
  Accounts payable...................................................   $  89,254    $  91,661      $  36,107
  Accrued compensation...............................................          --      140,366             --
  Line of credit.....................................................      30,192       51,550         29,814
  Unearned revenues..................................................     104,867      536,206        465,000
                                                                        ---------    ---------      ---------
Total current liabilities............................................     224,313      819,783        530,921
Stockholder's deficit:
  Common stock, $0.01 par value, 10,000,000 shares authorized,
     1,000,000 shares issued and outstanding.........................      10,000       10,000         10,000
  Additional paid-in capital.........................................          --           --        308,166
  Accumulated deficit................................................    (206,225)    (670,642)      (767,095)
                                                                        ---------    ---------      ---------
     Total stockholder's deficit.....................................    (196,225)    (660,642)      (448,929)
                                                                        ---------    ---------      ---------
     Total liabilities and stockholder's deficit.....................   $  28,088    $ 159,141      $  81,992
                                                                        ---------    ---------      ---------
                                                                        ---------    ---------      ---------

                            See accompanying notes.

                          NOAH SOFTWARE, INCORPORATED
                            STATEMENTS OF OPERATIONS

                                                                                       NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                               ---------------------------------    -----------------------
                                                 1996        1997        1998         1998          1999
                                               --------    --------    ---------    ---------    ----------
                                                                                          (UNAUDITED)
Net revenues................................   $329,222    $690,805    $ 765,938    $ 712,939    $1,143,629
Operating costs:
  Cost of revenues..........................    234,449     369,470      607,847      498,482       509,279
  Sales and marketing.......................     39,980     111,371      359,761      253,418       377,668
  General and administrative................     29,747      81,993      242,319      164,683       332,813
                                               --------    --------    ---------    ---------    ----------
Income (loss) from operations...............     25,046     127,971     (443,989)    (203,644)      (76,131)
Interest expense............................         --         (30)      (4,164)      (3,248)       (6,800)
                                               --------    --------    ---------    ---------    ----------
Net income (loss)...........................   $ 25,046    $127,941    $(448,153)   $(206,892)   $  (82,931)
                                               --------    --------    ---------    ---------    ----------
                                               --------    --------    ---------    ---------    ----------

                            See accompanying notes.

                          NOAH SOFTWARE, INCORPORATED
                      STATEMENTS OF STOCKHOLDER'S DEFICIT

                                            COMMON STOCK
                                        ---------------------     ADDITIONAL        ACCUMULATED    STOCKHOLDER'S
                                          SHARES      AMOUNT     PAID-IN CAPITAL     DEFICIT         DEFICIT
                                        ----------    -------    ---------------    -----------    --------------
Balance at December 31, 1995.........           --    $    --       $      --        $(141,998)      $ (141,998)
  Issuance of common stock...........    1,000,000     10,000              --          (10,000)              --
  Net income.........................           --         --              --           25,046           25,046
  Distributions......................           --         --              --         (101,665)        (101,665)
                                        ----------    -------       ---------        ---------       ----------
Balance at December 31, 1996.........    1,000,000     10,000              --         (228,617)        (218,617)
  Net income.........................           --         --              --          127,941          127,941
  Distributions......................           --         --              --         (105,549)        (105,549)
                                        ----------    -------       ---------        ---------       ----------
Balance at December 31, 1997.........    1,000,000     10,000              --         (206,225)        (196,225)
  Net loss...........................           --         --              --         (448,153)        (448,153)
  Distributions......................           --         --              --          (16,264)         (16,264)
                                        ----------    -------       ---------        ---------       ----------
Balance at December 31, 1998.........    1,000,000     10,000              --         (670,642)        (660,642)
  Net loss (unaudited)...............           --         --              --          (82,931)         (82,931)
  Distributions (unaudited)..........           --         --              --          (13,522)         (13,522)
  Issuance of compensatory stock
     options and amortization
     (unaudited).....................           --         --         308,166               --          308,166
                                        ----------    -------       ---------        ---------       ----------
Balance at September 30, 1999
  (unaudited)........................    1,000,000    $10,000       $ 308,166        $(767,095)      $ (448,929)
                                        ----------    -------       ---------        ---------       ----------
                                        ----------    -------       ---------        ---------       ----------

                            See accompanying notes.

                          NOAH SOFTWARE, INCORPORATED
                            STATEMENTS OF CASH FLOWS

                                                                                       NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                              -----------------------------------    ----------------------
                                                1996         1997         1998         1998         1999
                                              ---------    ---------    ---------    ---------    ---------
                                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)..........................   $  25,046    $ 127,941    $(448,153)   $(206,892)   $ (82,931)
Adjustments to reconcile net income (loss)
  to net cash
  provided by operating activities:
  Depreciation.............................         400        4,888        9,276        6,997       25,239
  Non-cash compensation expense............          --           --           --           --      308,166
  Changes in assets and liabilities:
     Accounts receivable...................      (5,869)      (7,256)     (57,445)      13,125       70,570
     Prepaid expenses......................          --           --       (9,583)          --        7,083
     Accounts payable and accrued
       compensation........................      53,957        4,001      142,773      135,087     (195,920)
     Unearned revenues.....................      36,378      (42,212)     431,339       70,003      (71,206)
                                              ---------    ---------    ---------    ---------    ---------
Net cash provided by operating
  activities...............................     109,912       87,362       68,207       18,320       61,001

INVESTING ACTIVITIES
Purchase of property and equipment.........      (8,247)     (12,005)     (70,437)     (18,432)      (9,153)
                                              ---------    ---------    ---------    ---------    ---------
Net cash used in investing activities......      (8,247)     (12,005)     (70,437)     (18,432)      (9,153)

FINANCING ACTIVITIES
Proceeds from line of credit...............          --       30,192       43,668       16,365           --
Repayment of line of credit................          --           --      (22,310)          --      (21,736)
Stockholder distributions..................    (101,665)    (105,549)     (16,264)     (16,253)     (13,522)
                                              ---------    ---------    ---------    ---------    ---------
Net cash provided by (used in) financing
  activities...............................    (101,665)     (75,357)       5,094          112      (35,258)
Net increase in cash.......................          --           --        2,864           --       16,590
Cash, beginning of period..................          --           --           --           --        2,864
                                              ---------    ---------    ---------    ---------    ---------
Cash, end of period........................   $      --    $      --    $   2,864    $      --    $  19,454
                                              ---------    ---------    ---------    ---------    ---------
                                              ---------    ---------    ---------    ---------    ---------

                            See accompanying notes.

                          NOAH SOFTWARE, INCORPORATED
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

     NOAH Software, Incorporated (the "Company") provides software applications and consulting services to the human resource departments of companies in the United States. The Company's products include solutions for hiring, training, benefits, service center, and salary administration.

     The Company was incorporated under the laws of California on March 13, 1995. On April 1, 1996, the Company issued its first shares of stock to the sole proprietor in exchange for the net assets of NOAH Software, Incorporated which were estimated to be approximately $10,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

  Financial Instruments and Concentration of Credit Risk

     Financial instruments, that potentially subject the Company to concentrations of credit risk, consist primarily of cash and accounts receivable. The Company deposits its cash with high credit quality financial institutions, which at times, may be in excess of the FDIC insurance limits. With respect to accounts receivable, the Company performs ongoing credit evaluations of its customers and generally does not require collateral. Based on historical experience and management's expectations, the Company does not maintain an allowance for doubtful accounts.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

  Impairment of Long-Lived Assets

     At each balance sheet date, management determines whether any property or equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets to Dispose of. The Company has determined there has been no impairment to the carrying values of such assets since inception.

  Revenue Recognition

     In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, "Software Revenue Recognition." Effective January 1, 1998, the Company adopted SOP 97-2. In accordance with SOP 97-2, since the Company's software requires significant modification and customization by the Company, revenue is recognized pursuant to the relevant guidance in SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts."

     The Company recognizes contract revenues from fixed fee arrangements using the completed contract method. Contracts are considered complete upon expiration of the

                          NOAH SOFTWARE, INCORPORATED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) customer acceptance period and cancellation provisions. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses become known. Amounts collected in excess of revenues recognized to date are classified as unearned revenues.

     Revenues under time and materials contracts are recognized as services are performed, assuming no cancellation or acceptance provisions are applicable.

     Contracts costs include direct materials, direct labor and those indirect costs related to contract performance such as indirect labor, materials and supplies, equipment rent, depreciation, and facility costs.

     Three customers approximated 44% of net revenues for the year ended December 31, 1996, three customers approximated 55% of net revenues for the year ended December 31, 1997 and two customers approximated 59% of net revenues for the year ended December 31, 1998.

  Income Taxes

     Since its inception in 1991, the Company was a sole proprietorship and its income or loss was reported on the personal tax return of its sole stockholder. Effective April 1, 1997, the Company, with the consent of its stockholder, made an election under Subchapter S of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the income or loss of the Company is included in the current taxable income of the individual stockholder and accordingly, the statements of operations contain no provision for income taxes for the years ended December 31, 1996, 1997 and 1998.

     The unaudited pro forma income tax information in Note 6 is presented in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as if the Company had been subject to Federal and state income taxes for the years ended December 31, 1996, 1997 and 1998.

  Advertising Costs

     The Company expenses advertising as incurred. Advertising expenses were $823, $743 and $5,111 for the years ended December 31, 1996, 1997 and 1998, respectively.

  Interim Financial Statements

     The accompanying unaudited interim financial statements for September 30, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31:

                                                                          1997        1998
                                                                        --------    --------
Computer and office equipment........................................   $ 20,251    $ 90,688
Less: accumulated depreciation.......................................     (5,288)    (14,564)
                                                                        --------    --------
                                                                        $ 14,963    $ 76,124
                                                                        --------    --------
                                                                        --------    --------

                          NOAH SOFTWARE, INCORPORATED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

4. NOTES PAYABLE

     The Company maintains a bank line of credit of up to $50,000, with interest payable in monthly installments at the prime rate plus 2.75% (10.5% per annum at December 31, 1998). The bank line of credit is secured by substantially all the assets of the Company and is personally guaranteed by the Company's sole stockholder. The bank line of credit agreement specifies that the amount borrowed may exceed the line limit from time to time and the bank reserves the right to call the line. Since there is no specified maturity date, and principal is payable on demand, the balance outstanding of $30,192 and $51,550 at December 31, 1997 and 1998 respectively, has been classified as current.

     During the year ended December 31, 1998, the Company paid approximately $4,000 for interest.

5. LEASE COMMITMENTS

     The Company leases office facilities under various noncancelable operating leases expiring in 1999. Rent expense for the years ended December 31, 1996, 1997 and 1998 was $3,117 $3,673 and $8,151, respectively.

6. PRO FORMA INCOME TAXES

     The pro forma income tax provision presented below assumes that the Company had been subject to Federal and state income taxes during the years ended December 31, 1996, 1997 and 1998:

                                                                       YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------
                                                                    1996         1997        1998
                                                                  ---------    --------    ---------
Pro forma current expense......................................   $  81,303    $ 18,019    $  16,184
Pro forma deferred tax expense (benefit).......................     (70,905)     35,502     (115,506)
                                                                  ---------    --------    ---------
Pro forma income tax provision (benefit).......................   $  10,398    $ 53,521    $ (99,322)
                                                                  ---------    --------    ---------
                                                                  ---------    --------    ---------

     A reconciliation between the pro forma amount of income taxes and the pro forma amount computed by multiplying the applicable statutory tax rate by the pre-tax net income (loss) would have been as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                  1996        1997         1998
                                                                --------    --------    -----------
Pro forma tax provision (benefit) at statutory rate..........   $  8,516    $ 43,500    $  (152,372)
Pro forma state tax provision (benefit)......................      1,481       3,435         (2,972)
Change in valuation allowance................................         --          --         73,046
Tax credits..................................................         --          --        (22,599)
Other........................................................        401       6,586          5,575
                                                                --------    --------    -----------
Pro forma provision for (benefit from) income taxes..........   $ 10,398    $ 53,521    $   (99,322)
                                                                --------    --------    -----------
                                                                --------    --------    -----------

7. SUBSEQUENT EVENTS

     On March 19, 1999, the Company adopted the NOAH Software, Incorporated 1999 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides that each option will vest at a rate of 20% per year over a period of five years and shall expire on the tenth anniversary of the date of grant. The Company's Board of Directors granted 270,000 options to various key employees at grant prices ranging from $1.00 to $1.50 per share with the vesting period commencing on the employee's hire date. The difference between the fair

                          NOAH SOFTWARE, INCORPORATED
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

7. SUBSEQUENT EVENTS--(CONTINUED)
market value of the Company's stock and the grant price of these options resulted in approximately, $362,000 of compensation expense that will be amortized over the vesting period of the option.

     On May 10, 1999, the Company entered into a line of credit agreement with the bank allowing the Company to increase its line of credit to $100,000, with interest payable in monthly installments at the prime rate plus 2.0% per annum. The bank line of credit has no specified maturity date, and principal is payable on demand. The line of credit is secured by substantially all the assets of the Company and is guaranteed by the sole stockholder of the Company.

8. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS' REPORT

     On October 12, 1999 the Company consummated an agreement to sell substantially all of its assets to Workscape, Inc. for approximately $3,273,960 in cash and 1,116,800 shares of Workscape, Inc.'s common stock.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary................................   1
Risk Factors......................................   6
Special Note Regarding Forward-Looking Statements.  19
Use of Proceeds...................................  20
Dividend Policy...................................  20
Capitalization....................................  21
Dilution..........................................  23
Selected Financial Data...........................  24
Unaudited Pro Forma Financial Data................  26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations......................................  28
Business..........................................  37
Management........................................  53
Certain Transactions..............................  60
Principal Stockholders............................  64
Description of Capital Stock......................  66
Shares Eligible for Future Sale...................  70
Underwriting......................................  72
Legal Matters.....................................  74
Experts...........................................  74
Additional Information............................  74
Index to Financial Statements..................... F-1

UNTIL                 , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                 SHARES

COMMON STOCK

DEUTSCHE BANC ALEX. BROWN
ROBERTSON STEPHENS
WARBURG DILLON READ LLC

PROSPECTUS

           , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses to be paid by us, other than the underwriting discounts and commissions payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

                                                          AMOUNT TO BE PAID
                                                          -----------------
SEC registration fee...................................      $    30,360
NASD filing fee........................................           12,000
Nasdaq National Market fee.............................           82,000
Blue sky qualification fees and expenses...............           10,000
Printing and engraving expenses........................          250,000
Legal fees and expenses................................          600,000
Accounting fees and expenses...........................          500,000
Director and officer liability insurance...............          250,000
Transfer agent and registrar fees......................            8,500
Miscellaneous expenses.................................            7,140
                                                             -----------
     Total.............................................      $ 1,750,000
                                                             -----------
                                                             -----------

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Workscape is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we intend to enter into separate indemnification agreements with our directors that would require us, among other things, to indemnify our directors against certain liabilities which may arise by reason of their status or service. The indemnification provisions in our certificate of incorporation and bylaws and the indemnification agreements to be entered into between us and our directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Pursuant to a series of private financings, we sold:

     o 13,500,000 shares of our Series A preferred stock in exchange for 500 pre-recapitalization shares of our common stock held by our founding stockholders on February 2, 1999;

     o 4,000,000 shares of our Series A preferred stock at a price of $1.00 per share on February 2, 1999;

     o 7,500,000 shares of our Series B preferred stock at a price of $1.00 per share, and 14,583,333 shares of our Series C preferred stock at a price of $1.20 per share on July 15, 1999;

     o 12,000,000 shares of our Series D preferred stock at a price of $2.00 per share on December 17, 1999; and

     o 375,000 shares of our Series D preferred stock at a price of $2.00 per share on January 18, 2000.

     We sold these securities pursuant to preferred stock purchase agreements, under which we made customary representations, warranties and covenants. Upon completion of this offering, each outstanding share of Series A and Series B preferred stock will convert into one share of common stock, and each outstanding share of Series D preferred stock will convert into one share of common stock and the right to receive $0.66 in cash. We will use a portion of the net proceeds from this offering to redeem all outstanding shares of our Series C preferred stock, as required by its terms, and to make required cash payments upon conversion of the Series D preferred stock into common stock upon the closing of this offering.

     On February 2, 1999, we sold an aggregate of 750,000 shares to James G. Carlson, Timothy T. Clifford, Richard P. Gallagher, Robert T. Barry and Arthur
T. Schultz in exchange for $594,400 in cash, $125,000 in secured promissory notes and all of the outstanding shares of MCO2, Inc. Corporation, a holding company owned by Mr. Carlson, Mr. Clifford and Mr. Schultz.

     Pursuant to management subscription agreements, we sold shares of our Series B preferred stock, at prices of $1.00 to $1.20 per share, to the following officers as follows:

OFFICER                           SHARES      SERIES       DATE
------------------------------    --------    ---------    -------------------
Timothy McDonald                    50,000    Series B     March 15, 1999
Donald R. Fitch                     50,000    Series B     March 24, 1999
A. Lee Ingram                       50,000    Series B     July 1, 1999
Susanne Bundy                       41,666    Series B     September 23, 1999

     In connection with our acquisition of assets of NOAH Software, we issued 1,116,800 shares of our common stock to NOAH Software. Additionally, we issued 483,200 shares of our common stock to seven former employees of NOAH Software who became our employees in 1999.

     Pursuant to our 1999 Equity Participation Plan, we sold 8,164,000 shares of our common stock to various employees and consultants between February 1999 and November 1999 at prices from $0.02 to $0.50 per share. These shares of common stock vest annually over four years and are subject to repurchase by us at the price paid for each share by the employee.

     On February 15, 2000, we sold 800,000 shares of our common stock to BEA Systems, Inc. at a price of $5.00 per share.

     On February 24, 2000, we sold 200,000 shares of our common stock to F. Selby Wellman, one of our directors, 45,000 shares of our common stock to Richard Zoretic and 40,000 shares of our common stock to George Bickerstaff, our Chief Financial Officer, each at a price of $5.00 per share.

     On March 6, 2000, we sold 30,000 shares of our common stock to Sidney Stolz, our Executive Vice President, Business Development, at a price of $5.00 per share.

     On March 20, 2000, we sold 1,000,000 shares of our common stock to Employers Health Insurance Company at a price of $5.00 per share.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     The issuances of securities described in Items 15 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of, or Rule 701 under, the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

 EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
----------   --------------------------------------------------------------------------------------------------------
   *1.1       --   Form of Underwriting Agreement
    3.1       --   Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of the offering
    3.2       --   Form of Amended and Restated Bylaws to be in effect upon completion of the offering
    4.1       --   Common Stock Purchase Warrant dated July 15, 1999 between Workscape, Inc. and Warburg, Pincus
                   Equity Partners, L.P.
    4.2       --   Common Stock Purchase Warrant dated July 15, 1999 between Workscape, Inc. and Warburg, Pincus
                   Netherlands Equity Partners I, C.V.
    4.3       --   Common Stock Purchase Warrant dated July 15, 1999 between Workscape, Inc. and Warburg Pincus
                   Netherlands Equity Partners II, C.V.
    4.4       --   Common Stock Purchase Warrant dated July 15, 1999 between Workscape, Inc. and Warburg Pincus
                   Netherlands Equity Partners III, C.V.
    4.5       --   Common Stock Purchase Warrant dated February 2, 1999 between Workscape, Inc. and Kenneth F.
                   Phillips
    4.6       --   Common Stock Purchase Warrant dated February 2, 1999 between Workscape, Inc. and Salvatore Percia
   *5.1       --   Opinion of Latham & Watkins
   10.1       --   Amended and Restated Registration Rights Agreement dated December 17, 1999
  *10.2       --   Employment Agreement between Workscape, Inc. and James G. Carlson
  *10.3       --   Employment Agreement between Workscape, Inc. and Timothy T. Clifford
  *10.4       --   Employment Agreement between Workscape, Inc. and George W. Bickerstaff III
  *10.5       --   Employment Agreement between Workscape, Inc. and A. Lee Ingram
  *10.6       --   Employment Agreement between Workscape, Inc. and Donald R. Fitch
  *10.7       --   Employment Agreement between Workscape, Inc. and Sidney W. Stolz
  *10.8       --   Employment Agreement between Workscape, Inc. and Susanne M. Bundy
  *10.9       --   Employment Agreement between Workscape, Inc. and Richard C. Zoretic
  *10.10      --   1999 Equity Participation Plan, as amended
   10.11      --   Amended and Restated Stockholders Agreement dated as of December 17, 1999
  *10.12      --   Value Added Reseller Agreement dated as of July 15, 1999 between Workscape, Inc. and Edify
                   Corporation.
   10.13      --   Form of Indemnification Agreement
   21.1       --   Subsidiaries of Workscape, Inc.
   23.1       --   Consent of Ernst & Young LLP, independent auditors
   23.2       --   Consent of Ernst & Young LLP, independent auditors
   23.3       --   Consent of Ernst & Young LLP, independent auditors
  *23.4       --   Consent of Latham & Watkins (included in Exhibit 5.1)
   24.1       --   Power of Attorney (included on page II-5)
   27.1       --   Financial Data Schedule

------------------
* to be filed by amendment.

     (b) Financial Statement Schedules

     Schedule II--Valuation and Qualifying Account and Reserve

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in
Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, Virginia, on the 21st day of March 2000.

                                          WORKSCAPE, INC.

                                          By:        /s/ JAMES G. CARLSON
                                              ----------------------------------
                                                      James G. Carlson
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James G. Carlson, Timothy T. Clifford and George W. Bickerstaff, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                   TITLE                               DATE
------------------------------------------  --------------------------------------     ----------------------
           /s/ JAMES G. CARLSON             Chairman and Chief Executive Officer
------------------------------------------  (Principal Executive Officer)
             James G. Carlson                                                              March 21, 2000

         /s/ TIMOTHY T. CLIFFORD            President and Chief Operating Officer,
------------------------------------------  Director
           Timothy T. Clifford                                                             March 21, 2000

        /s/ GEORGE W. BICKERSTAFF           Chief Financial Officer (Principal
------------------------------------------  Financial and Accounting Officer)
          George W. Bickerstaff                                                            March 21, 2000

          /s/ PATRICK T. HACKETT            Director
------------------------------------------
            Patrick T. Hackett                                                             March 21, 2000

          /s/ DAVID J. WENSTRUP             Director
------------------------------------------
            David J. Wenstrup                                                              March 21, 2000

         /s/ TIMOTHY T. WEGLICKI            Director
------------------------------------------
           Timothy T. Weglicki                                                             March 21, 2000

           /s/ F. SELBY WELLMAN             Director
------------------------------------------
             F. Selby Wellman                                                              March 21, 2000

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Workscape, Inc.

     We have audited the financial statements of Workscape, Inc. as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 and have issued our report thereon dated February 18, 2000, except for Note 15, as to which the date is March 20, 2000. Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. The schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

                                          /s/ Ernst & Young LLP

McLean, VA
February 18, except for Note 15, as to which the date is March 20, 2000

           SCHEDULE II--VALUATION AND QUALIFYING ACCOUNT AND RESERVE
                                WORKSCAPE, INC.

                                                               BALANCE AT
                                                               BEGINNING                                   BALANCE AT
                       CLASSIFICATION                          OF PERIOD     ADDITIONS    DEDUCTIONS(A)    END OF PERIOD
------------------------------------------------------------   ----------    ---------    -------------    -------------
Allowance for doubtful accounts:
  Year ended December 31, 1997..............................    $ 45,000     $      --      $ (45,000)       $      --
  Year ended December 31, 1998..............................          --            --             --               --
  Year ended December 31, 1999..............................          --       214,000             --          214,000

------------------

(a) Write-off of receivables